 As filed with the Securities and Exchange Commission on January 12, 2001
                                                      Registration No. 333-46034
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                              AMENDMENT NO. 3
                                       TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ----------------

                           ATP Oil & Gas Corporation
             (Exact name of registrant as specified in its charter)

                               ----------------

         Texas                     1330                    76-0362774
    (State or other         (Primary Standard           (I.R.S. Employer
      jurisdiction              Industrial            Identification No.)
  of incorporation or      Classification Code
     organization)               Number)

                         4600 Post Oak Place, Suite 200
                              Houston, Texas 77027
                                 (713) 622-3311
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              Albert L. Reese, Jr.
               Senior Vice President and Chief Financial Officer
                           ATP Oil & Gas Corporation
                         4600 Post Oak Place, Suite 200
                              Houston, Texas 77027
                                 (713) 622-3311
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ----------------
                                   Copies to:
  Keith R. Fullenweider                            Darrell W. Taylor
  Vinson & Elkins L.L.P.                           Baker Botts L.L.P.
  2300 First City Tower                           3000 One Shell Plaza
       1001 Fannin                                   910 Louisiana
         Houston,                                 Houston, Texas 77002
     Texas 77002-6760                                (713) 229-1234
      (713) 758-2222

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
   If any of the securities registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS     Subject to Completion, dated January 12, 2001

                                7,500,000 Shares

                                   [ATP LOGO]

                           ATP OIL & GAS CORPORATION

                                  Common Stock

--------------------------------------------------------------------------------

  This is our initial public offering of common stock. We are offering up to 7,500,000 shares of common stock. No public market currently exists for our shares.

  Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "ATPG", subject to notice of issuance. The anticipated price range is $15.00 to $18.00 per share.

 Investing in the shares involves risks. "Risk Factors" begin on page 11.

                                                              Per
                                                             Share     Total
                                                             ------ -----------
Public Offering Price....................................... $      $
Underwriting Discount....................................... $      $
Proceeds to ATP Oil & Gas Corporation....................... $      $

  Our selling shareholders have granted the underwriters a 30-day option to purchase up to 1,125,000 additional shares of common stock to cover over-allotments, if any.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

  Lehman Brothers, on behalf of the underwriters, expects to deliver the shares
on or about     , 2001.

--------------------------------------------------------------------------------

Lehman Brothers
     CIBC World Markets
              Dain Rauscher Wessels
                      Raymond James & Associates, Inc.
                               Fidelity Capital Markets

    , 2001

                                                                      [ATP LOGO]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   2
Risk Factors ............................................................  11
Cautionary Statement About Forward-Looking Information...................  18
Use Of Proceeds..........................................................  19
Dividend Policy..........................................................  19
Dilution.................................................................  20
Capitalization...........................................................  21
Selected Historical and Pro Forma Financial Data.........................  22
Additional Pro Forma Data................................................  24
Management's Discussion And Analysis Of Financial Condition And Results
 Of Operations...........................................................  25

                                                                            Page
                                                                            ----
Business And Properties....................................................  34
Management ................................................................  52
Related Party Transactions ................................................  58
Principal and Selling Shareholders ........................................  59
Description Of Capital Stock ..............................................  60
Shares Eligible For Future Sale ...........................................  63
Underwriting ..............................................................  65
Legal Matters .............................................................  68
Experts ...................................................................  68
Where You Can Find More Information .......................................  68
Glossary of Technical Terms................................................  69
Index to Consolidated Financial Statements................................. F-1

                               ----------------

                             ABOUT THIS PROSPECTUS

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

   Until             , 2001, all dealers that effect transactions in these
securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights selected information from this prospectus, but does not contain all information that may be important to you. This prospectus includes specific terms of this offering, information about our business and financial data. We encourage you to read this prospectus in its entirety before making an investment decision. We have included definitions of technical terms important to an understanding of our business under "Glossary of Technical Terms" on page 69. Also, unless otherwise indicated, all information in this prospectus gives effect to a 1.4-for-1 reverse split of our common stock effected in December 2000 and assumes no exercise of the underwriters' over-allotment option.

About ATP Oil & Gas Corporation

   ATP is engaged in the acquisition, development and production of natural gas and oil properties primarily in the outer continental shelf of the Gulf of Mexico. We recently have entered into agreements to expand our business to include the acquisition and development of properties in the shallow-deep waters of the Gulf of Mexico and in the Southern Gas Basin of the U.K. North Sea. We focus our efforts on natural gas and oil properties with proved undeveloped reserves that are economically attractive to us but are not strategic to major or exploration-oriented independent oil and gas companies. We attempt to achieve a high return on our investment in these properties by limiting our up-front acquisition costs and by developing our acquisitions quickly. Our management team has extensive engineering, geological, geophysical, technical and operational expertise in successfully developing and operating properties in both our current and planned areas of operation.

   At November 30, 2000, our estimated net proved reserves were 127.5 Bcfe, 81% of which was natural gas, with an estimated pre-tax PV-10 of $492.3 million. Our average daily net production for November 2000 was 61.7 MMcfe, increasing to 67.7 MMcfe in December 2000. At December 31, 2000, we had leasehold and other interests in 47 offshore blocks and operated 53 of our 56 wells. Our average working interest in our properties is approximately 85%. At November 30, 2000, proved developed reserves comprised 44% of our total reserves and our reserve life index for total proved reserves was 5.2 years.

   From 1997 to 1999, we achieved an average reserve replacement ratio of 318% through our acquisition and development activities. During the first eleven months of 2000, we replaced approximately 200% of our production for that period. We believe substantial additional acquisition opportunities exist in the outer continental shelf of the Gulf of Mexico. We also believe that our business model is well suited for our expansion into the shallow-deep waters of the Gulf of Mexico and into the Southern Gas Basin of the U.K. North Sea.

   From 1995 to 1999, we increased our net proved reserves at a compound annual growth rate of 263%, production at a compound annual growth rate of 207%, oil and gas revenues at a compound annual growth rate of 183% and Adjusted EBITDA at a compound annual growth rate of 371%. Since 1996, our Adjusted EBITDA, which we define as earnings before interest, income taxes, depreciation, depletion and amortization and property impairment, has consistently averaged 60% to 75% of total revenues while our net income and loss has varied from a loss of 79% of revenues to a profit of 42% of revenues. We were listed on the 2000 Inc. 500 as the fifth fastest growing privately held company in the United States.

Our Business Strategy

   Our business strategy is to enhance shareholder value primarily through the acquisition, development and production of proved undeveloped natural gas and oil reserves in areas that have:

  . a substantial existing infrastructure and geographic proximity to well-developed markets for natural gas and oil;

  . a large number of properties that major oil companies, exploration-oriented independents and others consider non-strategic; and

  . a relatively stable governmental history of consistently applied regulations for offshore natural gas and oil development and production.

   To date, our area of concentration has been on the outer continental shelf of the Gulf of Mexico, which exhibits each of the above characteristics. We believe these characteristics are also present in the shallow-deep waters of the Gulf of Mexico and in the Southern Gas Basin of the U.K. North Sea, where we are actively pursuing the acquisition and development of properties with proved undeveloped reserves.

   We implement our business strategy through the following two steps:

  . Acquire Proved Undeveloped Reserves. We continually review opportunities to acquire proved natural gas and oil reserves that are not strategic to the companies from which we acquire them. Because we focus on undeveloped properties, we are typically able to acquire our properties by granting overriding royalty interests and for a minimal cash outlay.

  . Efficiently Develop and Produce Reserves. We focus on developing projects in the shortest time possible between initial investment and first revenue generated in order to maximize our rate of return. Since we usually operate the properties in which we acquire a working interest and begin a development program with proved reserves, we are able to expeditiously commence a project's development. We typically initiate new development projects by simultaneously obtaining the various required components such as the pipeline and the production platform or subsea well completion equipment. This strategy, combined with our ability to rapidly evaluate and implement a project's requirements, allows us to complete the development project and commence production as quickly and efficiently as possible.

Risks Related to Our Strategy

   Prospective investors should carefully consider the matters set forth under the caption "Risk Factors," as well as the other information set forth in this prospectus, including that the market for attractive opportunities to acquire properties with proved undeveloped reserves may not be available, our reserve estimates may not be accurate, our results will be affected by the volatile nature of oil and gas prices and we have incurred operating losses in recent years. One or more of these matters could negatively affect our ability to successfully implement our business strategy.

Our Strengths

  . Operating Efficiency. We emphasize a low overhead and operating expense structure. For the nine months ended September 30, 2000, our lease operating expense was $0.44 per Mcfe of production and our general and administrative expense was $0.21 per Mcfe of production. We believe that our focus on a low cost structure allows us to pursue the acquisition, development and production of properties that may not be economically attractive to others. For the three year period ended December 31, 1999, our total average cost incurred for finding and developing our net proved reserves was $1.28 per Mcfe.

  . Operating Control. We currently operate 90% of our offshore platforms and 100% of our subsea wells. Being an operator allows us greater control of costs, the timing and amount of capital expenditures, and the selection of completion and production technology.

  . Technical Expertise and Significant Experience. We have assembled a management team and technical staff with an average of 17 years of industry experience. Our technical staff has specific expertise in offshore property development, including the implementation of subsea completion technology.

  . Employee Ownership. Through employee ownership, we have built a staff whose business decisions are aligned with our shareholders. Prior to the offering, our employees own 100% of ATP. Following this offering, our employees will own 67% of ATP on a fully diluted basis.

Significant Properties

   We have summarized our most significant properties in the tables below.

                                                          As of 11/30/00     November 2000
                                              ATP     Net Proved Reserves (1)Average Daily
      Significant              ATP        Net Revenue ---------------------- Net Production
  Producing Properties   Working Interest  Interest   Bcfe % Gas % Developed    (MMcfe)
  --------------------   ---------------- ----------- ---- ----- ----------- --------------
Gulf of Mexico-Shelf
Eugene Island 30........       100%           80%     11.6   76       41           3.9
High Island A-354.......       100%          72-76%   11.1   99      100          10.4
Vermilion 410 Field.....       100%           77%      9.3  100       88           8.3
Brazos 544..............       100%          62-68%    6.4   97      100           6.3
East Cameron 240........       100%           83%      5.8   55      100           1.7
West Cameron 492........        50%           36%      4.1   69       65           1.5
West Cameron 461........       100%           80%      3.8  100       70           1.3
Vermilion 260...........       100%           79%      3.5   97      100           6.6

                                                          As of 11/30/00
                                                      Net Proved Undeveloped
                                                           Reserves (1)
                                                      ------------------------
                                              ATP
      Significant              ATP        Net Revenue                                Projected
 Development Properties  Working Interest  Interest      Bcfe         % Gas       Production Date
 ----------------------  ---------------- ----------- -----------  -----------  -------------------
Gulf of Mexico-Shelf
South Marsh Island
 189/190................       100%           83%            20.4           84  Third quarter 2001
West Cameron 635........       100%           80%             6.8           94  First quarter 2001
Main Pass 282...........       100%           79%             3.4           92  First quarter 2001
Gulf of Mexico-Shallow-
 Deep Waters
Garden Banks 409
 (Ladybug)..............        50%           39%            15.1           22  Second quarter 2001
Garden Banks 186/187
 (Cabrito)(2)...........       100%           95%             6.9          100  Fourth quarter 2001
Garden Banks 142
 (Matia)................       100%           80%             2.4          100  Fourth quarter 2001
                                                          As of 11/30/00
                                                      Net Proved Undeveloped
                                                          Reserves (1)(4)
                                                      ------------------------
      Significant                             ATP
    Acquisitions in            ATP        Net Revenue                                Projected
      Progress(3)        Working Interest  Interest      Bcfe         % Gas      Acquisition Date
    ---------------      ---------------- ----------- -----------  -----------  -------------------
Southern Gas Basin-U.K.
 North Sea
Block 49/12a (Venture)
 (5)....................        50%           50%            14.7          100  First quarter 2001
Block 47/10b............       100%          100%              (6)          (6) First quarter 2001
Blocks 43/22a, 43/22c
 and 43/17c.............        86%           86%              (6)          (6) First quarter 2001

--------
(1) Estimates of net proved reserves are based on our third party independent reserve reports as of November 30, 2000.

(2) The Minerals Management Service granted the Garden Banks 186 and 187 leases with the first 98.35 Bcfe produced free of any royalty. After 98.35 Bcfe are produced, each lease will be subject to a 16.67% royalty.

(3) We have executed a letter of intent dated October 27, 2000 with BP Exploration Operating Company Limited to acquire the properties listed in this table. Although we expect to acquire these properties in the first quarter of 2001, we may not complete these acquisitions by that time or at all.
(4) Our estimated net proved reserves as of November 30, 2000 included in this prospectus do not include any reserves from these properties.
(5) Conoco, which owns the remaining 50% working interest in this property, has a preferential right to purchase the interest subject to our letter of intent on substantially similar terms. Conoco's right must be waived prior to a closing of our acquisition. Based on conversations with the seller of this property and Conoco, we believe that Conoco will waive its preferential right, although we can give you no assurance that it will do so.
(6)  We are currently evaluating the property to determine proved reserves.

Our Executive Offices

   Our principal executive offices are located at 4600 Post Oak Place, Suite 200, Houston, Texas 77027, and our telephone number is (713) 622-3311. Our website is located at www.atpog.com. Information contained in our website is not part of this prospectus.

                                  The Offering

 Common stock offered by ATP........................ 7,500,000 shares
 Common stock to be outstanding after the offering.. 21,785,714 shares
 Use of proceeds.................................... We intend to use the net proceeds of this offering
                                                     to repay all indebtedness
                                                     under our development
                                                     program credit agreement
                                                     and indebtedness under our
                                                     credit facility and for
                                                     general corporate
                                                     purposes.
 Nasdaq National Market symbol...................... ATPG

   The number of shares of common stock outstanding after the offering does not include currently outstanding options to purchase a total of 644,822 shares of common stock at prices of either $1.40 or $3.85 per share.

                      Summary Consolidated Financial Data

   The following table presents a summary of our historical and pro forma consolidated financial data. You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

                                           Years Ended                          Nine Months Ended
                                           December 31,                           September 30,
                          -------------------------------------------------  ------------------------
                                                                 Pro Forma
                             1997         1998         1999       1999(1)       1999         2000
                          -----------  -----------  ----------  -----------  -----------  -----------
                                                                (unaudited)  (unaudited)  (unaudited)
Statement of Operations
Data:
                                     (in thousands, except share and per share data)
Revenues:
 Oil and gas
  production............  $     7,359  $    20,410  $   34,981  $   37,252   $   27,182   $   54,290
 Gas sold--marketing....           --           --       7,703       7,703        5,602        5,024
 Gain on sale of oil and
  gas properties........          304           --         287         287          287           33
                          -----------  -----------  ----------  ----------   ----------   ----------
  Total revenues........        7,663       20,410      42,971      45,242       33,071       59,347
Costs and operating
 expenses:
 Lease operating........        1,513        3,193       5,587       6,289        3,321        8,363
 Gas purchased--
  marketing.............           --           --       7,402       7,402        5,431        4,856
 General and
  administrative........        1,170        2,591       3,541       3,541        2,902        4,018
 Depreciation, depletion
  and amortization......        4,206       17,442      22,521      23,253       18,452       30,686
 Impairment of oil and
  gas properties........        5,787        5,072       7,509       7,509        6,382        7,038
 Other..................           --           --          --          --           --        2,947
                          -----------  -----------  ----------  ----------   ----------   ----------
  Total operating
   expenses.............       12,676       28,298      46,560      47,994       36,488       57,908
                          -----------  -----------  ----------  ----------   ----------   ----------
Net income (loss) from
 operations.............       (5,013)      (7,888)     (3,589)     (2,752)      (3,417)       1,439
Other income (expense):
 Interest income........          207          141         202         202          102          334
 Interest expense.......       (1,212)      (7,963)     (9,399)    (10,621)      (7,471)      (8,445)
                          -----------  -----------  ----------  ----------   ----------   ----------
Income (loss) before
 income taxes and
 extraordinary item.....       (6,018)     (15,710)    (12,786)    (13,171)     (10,786)      (6,672)
Income tax benefit......           --           --       1,829       1,964        1,131        2,327
                          -----------  -----------  ----------  ----------   ----------   ----------
Income (loss) before
 extraordinary item.....       (6,018)     (15,710)    (10,957) $  (11,207)      (9,655)      (4,345)
                                                                ==========
Gain on extinguishment
 of debt, net of tax....           --           --      29,185                   29,185           --
                          -----------  -----------  ----------               ----------   ----------
Net income (loss).......  $    (6,018) $   (15,710) $   18,228               $   19,530   $   (4,345)
                          ===========  ===========  ==========               ==========   ==========
Weighted average number
 of common shares
 outstanding:
 Basic..................   10,567,762   11,925,785  14,285,714  14,285,714   14,285,714   14,285,714
 Diluted................   10,567,762   11,925,785  14,285,714  14,285,714   14,285,714   14,285,714
Income (loss) per common
 share before
 extraordinary item:
 Basic..................  $     (0.57) $     (1.32) $    (0.77) $    (0.78)  $    (0.68)  $    (0.30)
 Diluted................  $     (0.57) $     (1.32) $    (0.77) $    (0.78)  $    (0.68)  $    (0.30)
Net income (loss) per
 common share:
 Basic..................  $     (0.57) $     (1.32) $     1.28               $     1.37   $    (0.30)
 Diluted................  $     (0.57) $     (1.32) $     1.28               $     1.37   $    (0.30)
Other Financial Data:
Adjusted EBITDA (2).....  $     5,187  $    14,767  $   26,643  $   28,212   $   21,519   $   39,497
Adjusted EBITDA margin
 (3)....................           68%          72%         62%         62%          65%          67%

                                                                      As of
                                                                  September 30,
                                                                       2000
                                                                  --------------
                                                                  (in thousands)
Balance Sheet Data:
Cash and cash equivalents........................................    $ 19,066
Working capital..................................................      10,327
Net oil and gas properties.......................................      85,437
Total assets.....................................................     136,909
Total liabilities................................................     144,035
Shareholders' deficit............................................      (7,126)

--------
(1) The unaudited pro forma financial information gives effect to our purchase of Eugene Island 30 as if the transaction occurred on January 1, 1999. We completed the acquisition of a 100% working interest and an 82% net revenue interest in the property in September 1999 for a purchase price of $16.3 million in cash. The total purchase price was recorded to oil and gas properties and was accounted for using the purchase method.
(2) Net income (loss) before interest expense, income taxes, depreciation, depletion and amortization, and impairment of natural gas and oil properties. Adjusted EBITDA is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to net income (loss) or operating income (loss), as an indicator of a company's financial performance or to cash flow as a measure of liquidity. In addition, our Adjusted EBITDA calculation may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is included as a supplemental disclosure because it may provide useful information regarding our ability to service debt and to fund capital expenditures.
(3) Represents Adjusted EBITDA divided by total revenues.

Additional Pro Forma Data

   The unaudited pro forma income (loss) data presented in the following table adjusts our historical net income (loss) and our pro forma loss giving effect to the following:

  . the use of a portion of the net proceeds from this offering (using proceeds from 5,272,403 of the shares being sold) to repay all outstanding debt under our development program credit agreement, as if the transaction occurred on January 1, 1999;

  . the reduction of interest expense related to the above described debt reduction of $8.8 million for 1999 and $7.3 million for the nine months ended September 30, 2000; and

  . the tax effect of the interest expense reduction calculated at the statutory rate of 35%.

                                              Year Ended
                                          December 31, 1999       Nine Months
                                        -----------------------      Ended
                                                     Pro Forma   September 30,
                                                        As           2000
                                        Pro Forma   Adjusted(1)    Pro Forma
                                        ----------  -----------  -------------
                                          (in thousands, except per share
                                                       data)
Pro forma income (loss) before
 extraordinary item.................... $   (5,226) $   (5,475)   $      431
Pro forma income (loss) per common
 share before extraordinary item:
  Basic and diluted....................      (0.27)      (0.28)         0.02
Pro forma weighted average number of
 common shares outstanding:
  Basic................................ 19,558,117  19,558,117    19,558,117
  Diluted.............................. 19,558,117  19,558,117    20,081,820

--------
(1) Adjusts the pro forma net loss to give effect to the Eugene Island 30 acquisition as if it occurred on January 1, 1999.

   As described in "Use of Proceeds," we intend to use a portion of the proceeds from this offering to repay amounts outstanding under our bank credit facility. Because we expect to reborrow under the facility to finance our 2001 acquisition and development program, we have not eliminated such borrowings in our pro forma and pro forma as adjusted financial data.

                         Summary Operating Information

   The table below presents our summary operating data for our natural gas and oil properties.

                                         Years Ended        Nine Months Ended
                                         December 31,         September 30,
                                     ---------------------  ------------------
                                      1997    1998   1999     1999      2000
                                     ------  ------ ------  --------  --------
Operating Data:
Production:
  Natural gas (MMcf)................  2,713   9,026 16,533    12,911    17,302
  Oil and condensate (MBbls)........     16     151    128       111       275
                                     ------  ------ ------  --------  --------
   Total (MMcfe)....................  2,807   9,933 17,301    13,575    18,953

Average sales price per unit:
  Natural gas revenues from
   production (per Mcf).............  $2.60  $ 2.07 $ 2.23  $   2.16  $   3.59
  Effects of hedging activities (per
   Mcf).............................     --      --  (0.23)    (0.18)    (0.85)
                                     ------  ------ ------  --------  --------
   Average gas price................ $ 2.60  $ 2.07 $ 2.00  $   1.98  $   2.74

  Oil and condensate revenues from
   production (per Bbl)............. $18.75  $11.50 $15.37  $  14.17  $  28.89
  Effects of hedging activities (per
   Bbl).............................     --      --     --        --     (4.18)
                                     ------  ------ ------  --------  --------
   Average oil price................ $18.75  $11.50 $15.37  $  14.17  $  24.71

  Total revenues from production
   (per Mcfe)....................... $ 2.62  $ 2.05 $ 2.24  $   2.17  $   3.70
  Effects of hedging activities (per
   Mcfe)............................     --      --  (0.22)    (0.17)    (0.84)
                                     ------  ------ ------  --------  --------
   Total average price (per Mcfe)... $ 2.62  $ 2.05 $ 2.02  $   2.00  $   2.86

Expenses (per Mcfe):
  Lease operating................... $ 0.54  $ 0.32 $ 0.32  $   0.24  $   0.44
  General and administrative........   0.42    0.26   0.20      0.21      0.21
  Depreciation, depletion and
   amortization--
   natural gas and oil properties...   1.50    1.76   1.30      1.36      1.62

                          Summary Reserve Information

   The table below presents our summary reserve information for our natural gas and oil properties. Estimates of net proved natural gas and oil reserves are based on the reserve reports prepared by our independent petroleum engineering consultants, Ryder Scott Company, L.P. for the years 1997, 1998 and 1999 and as of November 30, 2000 and Schlumberger Holditch-Reservoir Technologies Consulting Services for the years 1998 and 1999 and as of November 30, 2000. For additional information, please read "Business and Properties--Natural Gas and Oil Reserves," "--Volumes, Prices and Operating Expenses," "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources--Development Program Credit Agreement" and note 11 of the notes to our consolidated financial statements.

   Our pre-tax PV-10 at November 30, 2000, which is the present value of future net cash flows attributable to our proved reserves on a pre-tax basis using prices and costs in effect at November 30, 2000, discounted at 10% per annum, was determined by using prices of $5.95 per MMBtu of natural gas and $31.45 per barrel of oil. The standardized measure of discounted future net cash flows represents the present value of estimated future net revenues after income taxes discounted at 10%. Please read note 11 of the notes to our consolidated financial statements.

                                         As of December 31,          As of
                                      --------------------------  November 30,
                                       1997     1998      1999        2000
                                      -------  -------  --------  ------------
Reserve Data:
Estimated proved reserves:
  Natural gas (MMcf).................  40,526   46,424    93,997     102,726
  Oil and condensate (MBbls).........     942      586     1,689       4,129
   Total (MMcfe).....................  46,181   49,940   104,128     127,497
Proved developed reserves as a
 percentage of proved reserves.......    76.1%    86.5%     68.7%       44.3%
Estimated future net revenues before
 income taxes
 (in thousands)...................... $91,893  $69,610  $183,045    $605,135
Pre-tax PV-10 (in thousands)......... $78,406  $61,308  $156,315    $492,286
Standardized measure of discounted
 future net cash flows
 (in thousands)...................... $64,698  $61,308  $128,706    $353,256

                                  RISK FACTORS

   Investing in our common stock will provide you with an equity ownership in ATP. As one of our shareholders, you will be subject to risks inherent in our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock.

Attractive opportunities to acquire properties with proved undeveloped reserves may not be available, which would prevent us from continuing our business strategy and reduce our cash flow and revenues.

   We may not be able to identify or complete the acquisition of properties with sufficient proved undeveloped reserves to implement our business strategy. Our strategy is based on the acquisition and development of properties with undeveloped discoveries. As we deplete our existing reserves we must identify, acquire and develop properties through new acquisitions or our level of production and cash flows will be adversely affected. The availability of properties for acquisition depends largely on the divesting practices of other natural gas and oil companies, commodity prices, general economic conditions and other factors that we cannot control or influence. A substantial decrease in the availability of proved oil and gas properties in our areas of operation, or a substantial increase in their cost to acquire, would adversely affect our ability to replace our reserves as they are depleted.

Our actual drilling results are likely to differ from our estimates of proved reserves. We may experience production that is less than estimated in our reserve reports and drilling costs that are greater than estimated in our reserve reports. Such differences may be material.

   Estimates of our natural gas and oil reserves and the costs associated with developing these reserves may not be accurate. Development of our reserves may not occur as scheduled and the actual results may not be as estimated. Drilling activity may result in downward adjustments in reserves or higher than estimated costs. For example, during the three year period ended December 31, 1999, we estimate that our proved undeveloped reserves after the completion of our development activities were between 80 and 85% of our initial estimates of such reserves, after taking into account production.

   Amounts estimated for drilling costs on proved undeveloped properties in our reserve reports have been less than those actually incurred. At December 31, 1997, our reserve report estimated development costs of $8.6 million for 1998 compared with actual spending of $11.8 million in that year on the proved undeveloped properties reflected in the reserve report. At December 31, 1998, our reserve report estimated development costs of $11.1 million for 1999 compared with actual spending for the year on such properties of $11.7 million. At December 31, 1999, our reserve report estimate for development costs for the entire year of 2000 was $29.0 million. Through September 30, 2000, we had spent $37.8 million on developing such properties.

   Our estimates of our proved natural gas and oil reserves and the estimated future net revenues from such reserves are based upon various assumptions, including assumptions required by the Securities and Exchange Commission relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise and the quality and reliability of this data can vary.

   Any significant variance could materially affect the estimated quantities and PV-10 of reserves set forth in this prospectus. Our properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we may adjust estimates of proved reserves to reflect production history, results of development, prevailing oil and natural gas prices and other factors, many of which are beyond our control. Actual production, revenues, taxes, development expenditures and operating expenses with respect to our reserves will likely vary from the estimates used. These variances may be material.

If we are not able to generate sufficient funds from our operations and other financing sources, we will not be able to finance our development activity or planned acquisitions.

   We have experienced and expect to continue to experience substantial capital expenditure and working capital needs to finance our acquisition and development program. Our capital expenditures on natural gas and oil properties were $39.4 million during 1997, $35.9 million during 1998, $56.1 million during 1999 and $50.6 million through the first nine months of 2000. Low commodity prices, production problems, disappointing drilling results and other factors beyond our control could reduce our funds from operations. We will also require future financing transactions to support our planned strategy. Additional financing may not be available to us in the future on acceptable terms or at all. In the event additional capital resources are unavailable, we may curtail our acquisition, drilling, development and other activities or be forced to sell some of our assets on an untimely or unfavorable basis. For more information on our capital spending and financing activities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

Natural gas and oil prices are volatile, and low prices have had in the past and could have in the future a material adverse impact on our business.

   Our revenues, profitability and future growth and the carrying value of our properties depend substantially on the prices we realize for our natural gas and oil production. Because approximately 81% of our estimated proved reserves as of November 30, 2000 were natural gas reserves, our financial results are more sensitive to movements in natural gas prices. Our realized prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital.

   Natural gas and oil are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for natural gas and oil have been volatile, and they are likely to continue to be volatile in the future. For example, natural gas and oil prices declined significantly in late 1997 and 1998 and, for an extended period of time, remained substantially below prices obtained in previous years. Among the factors that can cause this volatility are:

  . worldwide or regional demand for energy, which is affected by economic conditions;

  .  the domestic and foreign supply of natural gas and oil;

  .  weather conditions;

  .  domestic and foreign governmental regulations;

  .  political conditions in natural gas or oil producing regions;

  . the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels; and

  .  the price and availability of alternative fuels.

   It is impossible to predict natural gas and oil price movements with certainty. Lower natural gas and oil prices may not only decrease our revenues on a per unit basis but also may reduce the amount of natural gas and oil that we can produce economically. A substantial or extended decline in natural gas and oil prices may materially and adversely affect our future business, financial condition, results of operations, liquidity and ability to finance planned capital expenditures. Further, oil prices and natural gas prices do not necessarily move together.

Our hedging decisions may reduce our potential gains from increases in commodity prices and may result in losses.

   We have in the past and may in the future enter into hedging arrangements with respect to a portion of our expected production. Hedging arrangements expose us to risk of financial loss if:

  .  production is less than expected;

  . the other party to the hedging contract defaults on its contract obligations; or

  . there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

   At December 31, 2000, we had hedged 14.5 Bcf of our expected 2001 natural gas production. We have no hedges for oil production in 2001. These hedging arrangements have limited and may continue to limit the benefit we would receive from increases in the prices for natural gas and oil. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" for volume and price information on our hedging activities.

Because we have incurred losses from operations in recent years, our future operating results are difficult to forecast. Our failure to achieve or sustain profitability in the future could adversely affect the market price of our common stock.

   We have incurred operating losses in recent years. Our failure to achieve or sustain profitability in the future could adversely affect the market price of our common stock. In considering whether to invest in our common stock, you should consider the historical financial and operating information available on which to base your evaluation of our performance. We incurred operating losses of $5.0 million in 1997, $7.9 million in 1998 and $3.6 million in 1999. We may not be able to achieve or sustain profitability or positive cash flows from operating activities in the future.

Relatively short production periods for Gulf of Mexico properties subject us to high reserve replacement needs and require significant capital expenditures to replace our reserves at a faster rate than companies whose reserves have longer production periods.

   Production of reserves from reservoirs in the Gulf of Mexico generally declines more rapidly than from reservoirs in many other producing regions of the world. This results in recovery of a relatively higher percentage of reserves from properties in the Gulf of Mexico during the initial years of production, and as a result, our reserve replacement needs from newly acquired properties are greater. As our reserves decline from production, we are required to incur significant capital expenditures to replace declining production. Also, our revenues and return on capital will depend significantly on prices prevailing during these relatively short production periods.

We may incur substantial impairment writedowns.

   If management's estimates of natural gas and oil prices decline or if the recoverable reserves on a property are revised downward, we may be required to record additional impairment writedowns in the future, which would result in a negative impact to our financial position. We review our proved oil and gas properties for impairment on a depletable unit basis when circumstances suggest there is a need for such a review. For each property determined to be impaired, we recognize an impairment loss equal to the difference between the estimated fair value and the carrying value of the property on a depletable unit basis. Fair value is estimated to be the present value of expected future net cash flows computed by applying estimated future oil and gas prices, as determined by management, to the estimated future production of oil and gas reserves over the economic life of a property. Future cash flows are based upon our independent engineer's estimate of proved reserves. In addition, other factors such as probable and possible reserves are taken into consideration when justified by economic conditions and actual or planned drilling. We recorded an impairment in 1997 of approximately $5.8 million, in 1998 of approximately $5.1 million, in 1999 of approximately $7.5 million and in the first nine months of 2000 of approximately $7.0 million.

The natural gas and oil business involves many uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.

   Our development activities may be unsuccessful for many reasons, including weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas or oil well does not ensure a profit on investment. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economic. In addition to their cost, unsuccessful wells can hurt our efforts to replace reserves.

   The natural gas and oil business involves a variety of operating risks, including:

  .  fires;

  .  explosions;

  .  blow-outs and surface cratering;

  .  uncontrollable flows of natural gas, oil and formation water;

  . natural disasters, such as hurricanes and other adverse weather conditions;

  .  pipe, cement, subsea well or pipeline failures;

  .  casing collapses;

  .  embedded oil field drilling and service tools;

  .  abnormally pressured formations; and

  . environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

   If we experience any of these problems, it could affect well bores, platforms, gathering systems and processing facilities, which could adversely affect our ability to conduct operations. We could also incur substantial losses as a result of:

  .  injury or loss of life;

  . severe damage to and destruction of property, natural resources and equipment;

  .  pollution and other environmental damage;

  .  clean-up responsibilities;

  .  regulatory investigation and penalties;

  .  suspension of our operations; and

  .  repairs to resume operations.

   Offshore operations are also subject to a variety of operating risks peculiar to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for development or leasehold acquisitions, or result in loss of equipment and properties.

Our insurance coverage may not be sufficient to cover some liabilities or losses which we may incur.

   The occurrence of a significant accident or other event not fully covered by our insurance could have a material adverse effect on our operations and financial condition. Our insurance does not protect us against all operational risks. We do not carry business interruption insurance at levels that would provide enough funds for us to continue operating without access to other funds. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. Because third party drilling contractors are used to drill our wells, we may not realize the full benefit of workmen's compensation laws in dealing with their employees. In addition, pollution and environmental risks generally are not fully insurable.

We may be unable to identify liabilities associated with the properties that we acquire or obtain protection from sellers against them.

   The acquisition of properties with proved undeveloped reserves requires us to assess a number of factors, including recoverable reserves, development and operating costs and potential environmental and other liabilities. Such assessments are inexact and inherently uncertain. In connection with the assessments, we perform a review of the subject properties, but such a review will not reveal all existing or potential problems. In the course of our due diligence, we may not inspect every well, platform or pipeline. We cannot necessarily observe structural and environmental problems, such as pipeline corrosion, when an inspection is made. We may not be able to obtain contractual indemnities from the seller for liabilities that it created. We may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute on a timely basis our development plans within our budget.

   Shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our operations, which could have a material adverse effect on our business, financial condition and results of operations. Recently, drilling activity in the Gulf of Mexico has increased, and we have experienced increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity in the Gulf of Mexico also decreases the availability of offshore rigs. These costs may increase further and necessary equipment and services may not be available to us at economical prices.

Competition in our industry is intense, and we are smaller and have a more limited operating history than some of our competitors in the Gulf of Mexico and in the Southern Gas Basis of the U.K. North Sea.

   We compete with major and independent natural gas and oil companies for property acquisitions. We also compete for the equipment and labor required to operate and to develop these properties. Some of our competitors have substantially greater financial and other resources than us. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for natural gas and oil properties and may be able to define, evaluate, bid for and acquire a greater number of properties than we can. Our ability to acquire additional properties and develop new and existing properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, some of our competitors have been operating in the Gulf of Mexico and in the Southern Gas Basin of the U.K. North Sea for a much longer time than we have and have demonstrated the ability to operate through industry cycles.

Our success depends on our management team and other key personnel, the loss of any of whom could disrupt our business operations.

   Our success in the Gulf of Mexico area as well as the Southern Gas Basin of the U.K. North Sea will depend on our ability to retain and attract experienced geoscientists and other professional staff. As of December 31, 2000, we had 12 engineers, geologist/geophysicists and other technical personnel in our Houston office. We have hired four engineers, geologist/geophysicists and other technical personnel for our London location to focus on our U.K. activities. We depend to a large extent on the efforts, technical expertise and continued employment of these personnel and members of our management team. If a significant number of them resigns or becomes unable to continue in their present role and if they are not adequately replaced, our business operations could be adversely affected. Please read "Management" for information regarding the members of our management team.

Rapid growth may place significant demands on our resources.

   We have experienced rapid growth in our operations and expect that significant expansion of our operations will continue. From 1995 to 1999, we increased our net proved reserves at a compound annual growth rate of 263%, production at a compound annual growth rate of 207% and oil and gas revenues at a compound annual growth rate of 183%. Our rapid growth has placed, and our anticipated future growth will continue to place, a significant demand on our managerial, operational and financial resources due to:

  . the need to manage relationships with various strategic partners and other third parties;

  . difficulties in hiring and retaining skilled personnel necessary to support our business;

  .  the need to train and manage a growing employee base; and

  . pressures for the continued development of our financial and information management systems.

   If we have not made adequate allowances for the costs and risks associated with this expansion or if our systems, procedures or controls are not adequate to support our operations, our business could be harmed.

We are subject to complex laws and regulations, including environmental regulations, that can adversely affect the cost, manner or feasibility of doing business.

   Development, production and sale of natural gas and oil in the U.S., especially in the Gulf of Mexico, and in the U.K., are subject to extensive laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

   . discharge permits for drilling operations;

   . bonds for ownership, development and production of oil and gas properties;

   . reports concerning operations; and

   . taxation.

   Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations. In addition, we have not yet received approval from the Department of Trade and Industry to operate in the U.K. Failure to obtain this approval may adversely impact our growth strategy.

Members of our management team own a significant amount of common stock, giving them influence or control in corporate transactions and other matters, and the interests of these individuals could differ from those of other shareholders.

   On completion of this offering, members of our management team will beneficially own approximately 65.6% of our outstanding shares of common stock. As a result, these shareholders will continue to be in a position to significantly influence or control the outcome of matters requiring a shareholder vote, including the election of directors, the adoption of an amendment to our articles of incorporation or bylaws and the approval of mergers and other significant corporate transactions. Their control of ATP may delay or prevent a change of control of ATP and may adversely affect the voting and other rights of other shareholders.

Future sales of our common stock may result in a decrease in the market price of our common stock, even if our business is doing well.

   The market price of our common stock could drop due to sales of a large number of shares of our common stock in the market after the offering or the perception that such sales could occur. This could make it more difficult to raise funds through future offerings of common stock. Please read "Shares Eligible for Future Sale."

   On completion of this offering, we will have outstanding 21,785,714 shares of our common stock. This includes the 7,500,000 shares we are selling in this offering, all of which may be resold in the public market immediately. All of the remaining 14,285,714 shares are owned by our executive officers and directors. An additional 98,810 shares may be acquired by our directors, executive officers and other key employees within 60 days after the closing of this offering through the exercise of stock options. These persons have agreed not to sell any shares of common stock for a period of 180 days from the date of this prospectus without the consent of Lehman Brothers Inc. After expiration of the lockup period, these 14,384,524 shares of common stock will be eligible for resale, subject to the volume and other limitations of Rule 144 under the Securities Act. In addition, 116,131 shares may be acquired by other employees beginning 60 days after closing of the offering through the exercise of stock options. These shares are not subject to a lockup agreement and may be sold under Rule 701 under the Securities Act beginning 90 days after the date of this prospectus.

Our articles of incorporation and bylaws and the Texas Business Corporation Act contain provisions that could discourage an acquisition or change of control of ATP.

   Our articles of incorporation authorize our board of directors to issue preferred stock without shareholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire control of us. In addition, provisions of the articles of incorporation and bylaws, such as no cumulative voting rights, limitations on shareholder proposals at meetings of shareholders and restrictions on the ability of our shareholders to call special meetings, could also make it more difficult for a third party to acquire control of us. Our bylaws provide that our board of directors is divided into three classes, each elected for staggered three-year terms. Thus, control of the board of directors cannot be changed in one year; rather, at least two annual meetings must be held before a majority of the members of the board of directors could be changed. In addition, upon completion of the offering, the Texas Business Corporation Act will impose restrictions on mergers and other business combinations between us and any holder of 20% or more of our outstanding common stock.

   These provisions of Texas law and our articles of incorporation and bylaws may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the common stock. Please read "Description of Capital Stock" for additional details concerning the provisions of Texas law and our articles of incorporation and bylaws.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION

   All statements in this prospectus that are not statements of historical fact are forward looking statements. These statements express or are based upon our expectations about future events. We caution you that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

   Forward looking statements in this prospectus include, but are not limited to, such matters as:

  .  our future operating or financial results;

  .  budgeted capital expenditures;

  .  pending acquisitions, including the anticipated closing dates;

  . our business strategy, including expansion into the shallow-deep waters of the Gulf of Mexico and into the Southern Gas Basin of the U.K. North Sea, and the availability of acquisition opportunities;

  .  drilling of wells and other planned development activities;

  . expectations regarding natural gas and oil markets in the United States and United Kingdom; and

  .  timing and amount of future production of natural gas and oil.

   When used in this document, the words "anticipate," "estimate," "project," "may," "should," and "expect" reflect forward-looking statements. There are many factors that could cause these forward-looking statements to be incorrect, including the risks described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus. When you consider the forward-looking statements, you should keep in mind these factors and the other cautionary statements in this prospectus.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds of $114.7 million from the sale of the 7,500,000 shares of common stock offered by this prospectus, after deducting underwriting discounts and estimated offering expenses. This estimate assumes an initial public offering price of $16.50 per share, which is the mid-point of the offering price range on the cover of this prospectus.

   We intend to use the net proceeds as follows:

  . approximately $84.0 million to repay all of our outstanding debt under our development program credit agreement; and

  . approximately $27.8 million to repay all of our outstanding debt under our credit facility.

   The remaining proceeds will be used in our acquisition and development program and for other general corporate purposes. Until we use the proceeds from this offering, we will deposit them in short-term interest bearing accounts.

   The selling shareholders will sell shares of common stock to the underwriters if the underwriters exercise their over-allotment option. We will not receive any proceeds from the sale of common stock by the selling shareholders. See "Principal and Selling Shareholders."

   Our development program credit agreement matures in November 2002. At September 30, 2000, the interest rate on borrowings outstanding under the development program credit agreement was 13.0% per annum. These borrowings have been used for acquisition and development of natural gas and oil properties.

   Our credit facility matures in January 2002. At September 30, 2000, the average interest rate on borrowings outstanding under the credit facility was 10.0% per annum. These borrowings have been used primarily for acquisition and development of our natural gas and oil properties, working capital and general corporate purposes.

   Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for additional information about our credit facility and our development program credit agreement.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings and other cash resources, if any, for the operation and development of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. In addition, our current credit facility prohibits us from paying cash dividends on our common stock. Any future dividends may also be restricted by any loan agreements which we may enter into from time to time.

                                    DILUTION

   Our net tangible book value at September 30, 2000 was approximately $(12.5) million, or $(0.88) per share of common stock. Net tangible book value per share is determined by dividing our tangible net worth, or tangible assets less total liabilities, by the total number of outstanding shares of common stock. After giving effect to the reverse split of our common stock, the sale of common stock offered by this prospectus and the receipt of the estimated net proceeds, after deducting underwriting discounts and estimated offering expenses, our net tangible book value at September 30, 2000 would have been $4.69 per share of common stock. This represents an immediate and substantial increase in the net tangible book value of $5.57 per share to existing shareholders and an immediate dilution of $11.81 per share, resulting from the difference between the public offering price and the net tangible book value after this offering, to new investors purchasing common stock in this offering. The following table illustrates the per share dilution to new investors purchasing common stock in this offering at an assumed offering price equal to mid-point of the offering price range on the cover of this prospectus:

Assumed initial public offering price per share...................        $16.50
  Net tangible book value per share at September 30, 2000......... (0.88)
  Increase per share attributable to new investors................  3.82
                                                                   -----
Net tangible book value per share after this offering.............          4.69
                                                                          ------
Dilution per share to new investors...............................        $11.81
                                                                          ======

   The following table sets forth, at September 30, 2000, the number of shares of common stock purchased from us and the total consideration and average price per share paid by existing shareholders and by the new investors before deducting expenses payable by us, assuming an offering price of $16.50 per share:

                                                             Total       Average
                                       Shares Purchased  Consideration    Price
                                       ---------------- ----------------   Per
                                         Number     %     Amount     %    Share
                                       ---------- ----- ---------- ----- -------
                                                           (in
                                                        thousands)
Existing shareholders................. 14,285,714  65.6  $     52   0.1  $ 0.01
New investors.........................  7,500,000  34.4   123,750  99.9   16.50
                                       ---------- -----  --------  ----- ------
  Total............................... 21,785,714 100.0  $123,802  100.0 $ 5.68
                                       ========== =====  ========  ===== ======

   These computations assume that no additional shares are issued upon exercise of the outstanding stock options. Options to purchase 301,786 shares of our common stock at $1.40 per share and 343,036 shares of our common stock at $3.85 per share are currently outstanding under our stock option plan. In the event the 644,822 shares subject to the options currently outstanding under our stock option plan were included in the calculations above, the net tangible book value per share before this offering would be $(0.72), the net tangible book value per share after this offering would be $4.63 and the dilution per share to new investors would be $11.87. In addition, the average price per share paid by existing shareholders would increase to $0.12 per share.

                                 CAPITALIZATION

   The following table presents our cash, capitalization and other information as of September 30, 2000 on two bases:

  .  on an actual basis; and

  . on an as adjusted basis to reflect changes to our authorized capitalization, including a 1.4-to-1 reverse split of our common stock, effected in December 2000, our sale of the shares of common stock in this offering at an assumed offering price of $16.50 per share and the anticipated use of the net proceeds.

   You should read the table in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included in this prospectus.

                                                                  As of
                                                              September 30,
                                                                  2000
                                                            ------------------
                                                                         As
                                                             Actual   Adjusted
                                                            --------  --------
                                                             (in thousands)
Cash......................................................  $ 19,066  $ 22,022
                                                            ========  ========
Long-term debt and non-recourse borrowings ...............  $112,590  $    840
Shareholders' equity:
Preferred stock, $0.001 par value, no shares authorized,
 actual, and 10,000,000 shares authorized, as adjusted; no
 shares issued or outstanding actual and as adjusted......        --        --
Common stock, $0.001 par value, 50,000,000 shares
 authorized, actual, and 100,000,000 shares authorized, as
 adjusted; 14,285,714 shares issued and outstanding,
 actual, and 21,785,714 shares issued and outstanding, as
 adjusted.................................................        14        22
Additional paid-in capital................................        38   114,736
Accumulated deficit.......................................    (7,178)   (7,178)
                                                            --------  --------
  Total shareholders' equity (deficit)....................    (7,126)  107,580
                                                            --------  --------
    Total capitalization..................................  $105,464  $108,420
                                                            ========  ========

                  SELECTED HISTORICAL AND UNAUDITED PRO FORMA
                             FINANCIAL INFORMATION

   The following table sets forth some of our historical and unaudited pro forma financial information. You should read the following data with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes and our pro forma financial statements and the related notes included elsewhere in this prospectus.

   We derived the statement of operations data for the three-year period ended December 31, 1999 and the balance sheet data as of December 31, 1997, 1998 and 1999 from our consolidated financial statements, which have been audited by KPMG LLP, independent certified public accountants, and are included in this prospectus. We derived the statement of operations data for the two-year period ended December 31, 1996 and the balance sheet data as of December 31, 1995 and 1996 from our unaudited financial statements, which are not included in this prospectus.

   We derived the statement of operations data for the nine-month periods ended September 30, 1999 and 2000 from our unaudited consolidated financial statements, which are included in this prospectus. In the opinion of our management, the unaudited financial information includes all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of that information. Our results of operations for the nine-month period ended September 30, 2000 are not necessarily indicative of the results that we may achieve for the entire year.

   The unaudited pro forma financial information for the periods reflected below has been derived from the unaudited pro forma financial statements included elsewhere in the prospectus. Pro forma information is based on assumptions and include adjustments as explained in the notes to the unaudited pro forma financial information included in this prospectus. The unaudited pro forma financial information is not necessarily indicative of the results that actually would have been achieved for these periods or that may be achieved in the future. The unaudited pro forma financial information gives effect to our purchase of Eugene Island 30 as if the transaction occurred on January 1, 1999. We completed the acquisition of a 100% working interest and an 82% net revenue interest in the property in September 1999 for a purchase price of $16.3 million in cash. The total purchase price was recorded to oil and gas properties and was accounted for using the purchase method.

                                                                                                  Nine Months Ended
                                             Years Ended December 31,                               September 30,
                          --------------------------------------------------------------------  -----------------------
                                                                                    Pro Forma
                            1995       1996        1997        1998        1999      1999(1)       1999        2000
                          ---------  ---------  ----------  ----------  ----------  ----------  ----------  -----------
                              (unaudited)                                           (unaudited) (unaudited) (unaudited)
                                     (in thousands, except share and per share data and percentages)
Statement of Operations
 Data:
Revenues:
 Oil and gas
  production............  $     543  $   3,009  $    7,359  $   20,410  $   34,981  $   37,252  $   27,182  $   54,290
 Gas sold--marketing....         --         --          --          --       7,703       7,703       5,602       5,024
 Gain on sale of oil
  and gas properties....         --         --         304          --         287         287         287          33
                          ---------  ---------  ----------  ----------  ----------  ----------  ----------  ----------
   Total revenues.......        543      3,009       7,663      20,410      42,971      45,242      33,071      59,347
Costs and operating
 expenses:
 Lease operating........        264        308       1,513       3,193       5,587       6,289       3,321       8,363
 Gas purchased--
  marketing.............         --         --          --          --       7,402       7,402       5,431       4,856
 General and
  administrative........        233        505       1,170       2,591       3,541       3,541       2,902       4,018
 Depreciation,
  depletion and
  amortization..........          5      1,672       4,206      17,442      22,521      23,253      18,452      30,686
 Impairment of oil and
  gas properties........         --         --       5,787       5,072       7,509       7,509       6,382       7,038
 Other..................         --         --          --          --          --          --          --       2,947
                          ---------  ---------  ----------  ----------  ----------  ----------  ----------  ----------
 Total operating
  expenses..............        502      2,485      12,676      28,298      46,560      47,994      36,488      57,908
                          ---------  ---------  ----------  ----------  ----------  ----------  ----------  ----------
Net income (loss) from
 operations.............         41        524      (5,013)     (7,888)     (3,589)     (2,752)     (3,417)      1,439
Other income (expense):
 Interest income........          8         45         207         141         202         202         102         334
 Interest expense.......         --       (107)     (1,212)     (7,963)     (9,399)    (10,621)     (7,471)     (8,445)
                          ---------  ---------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) before
 income taxes and
 extraordinary item.....         49        462      (6,018)    (15,710)    (12,786)    (13,171)    (10,786)     (6,672)
Income tax benefit
 (expense)..............       (105)        (1)         --          --       1,829       1,964       1,131       2,327
                          ---------  ---------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) before
 extraordinary item.....        (56)       461      (6,018)    (15,710)    (10,957) $  (11,207)     (9,655)     (4,345)
                                                                                    ==========
Gain on extinguishment
 of debt, net of tax....         --         --          --          --      29,185                  29,185          --
                          ---------  ---------  ----------  ----------  ----------              ----------  ----------
Net income (loss).......  $     (56) $     461  $   (6,018) $  (15,710) $   18,228              $   19,530  $   (4,345)
                          =========  =========  ==========  ==========  ==========              ==========  ==========
Weighted average number
 of common shares
 outstanding:
 Basic..................  7,545,498  8,245,513  10,567,762  11,925,785  14,285,714  14,285,714  14,285,714  14,285,714
 Diluted................  7,545,498  8,245,513  10,567,762  11,925,785  14,285,714  14,285,714  14,285,714  14,285,714
Income (loss) per common
 share before
 extraordinary item:
 Basic..................  $   (0.01) $    0.06  $    (0.57) $    (1.32) $    (0.77) $    (0.78) $    (0.68) $    (0.30)
 Diluted................  $   (0.01) $    0.06  $    (0.57) $    (1.32) $    (0.77) $    (0.78) $    (0.68) $    (0.30)
Net income (loss) per
 common share:
 Basic..................  $   (0.01) $    0.06  $    (0.57) $    (1.32)       1.28              $     1.37  $    (0.30)
 Diluted................  $   (0.01) $    0.06  $    (0.57) $    (1.32) $     1.28              $     1.37  $    (0.30)
Other Financial Data:
Adjusted EBITDA(2)......  $      54  $   2,241  $    5,187  $   14,767  $   26,643  $   28,212  $   21,519  $   39,497
Adjusted EBITDA margin
 (3)....................         10%        74%         68%         72%         62%         62%         65%         67%

                                           As of December 31,                           As of
                         ---------------------------------------------------------  September 30,
                            1995        1996       1997        1998        1999         2000
                         ----------  ---------- ----------  ----------  ----------  -------------
                              (unaudited)                                            (unaudited)
                                                    (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents............ $      120  $    1,088 $    1,806  $    3,411  $   17,779   $   19,066
Working capital.........        (71)      2,574      3,340      (5,106)     14,115       10,327
Net oil and gas
 properties.............        360       5,201     33,355      47,612      72,278       85,437
Total assets............        592       9,074     48,906      61,354     107,054      136,909
Total long-term debt....         --          --     42,194      62,690      91,723      108,090
Total liabilities.......        359       8,369     54,217      82,363     109,835      144,035
Shareholders' equity
 (deficit)..............        234         705     (5,311)    (21,009)     (2,781)      (7,126)

--------
(1) The unaudited pro forma financial information gives effect to our purchase of Eugene Island 30 as if the transaction occurred on January 1, 1999. We completed the acquisition of a 100% working interest and an 82% net revenue interest in the property in September 1999 for a purchase price of $16.3 million in cash. The total purchase price was recorded to oil and gas properties and was accounted for using the purchase method.
(2) Net income (loss) before interest expense, income taxes, depreciation, depletion and amortization, and impairment of natural gas and oil properties. Adjusted EBITDA is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to net income (loss) or operating income (loss), as an indicator of a company's financial performance or to cash flow as a measure of liquidity. In addition, our Adjusted EBITDA calculation may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is included as a supplemental disclosure because it may provide useful information regarding our ability to service debt and to fund capital expenditures.
(3) Represents Adjusted EBITDA divided by total revenues.

                           ADDITIONAL PRO FORMA DATA

   The unaudited pro forma income (loss) data presented in the following table adjusts our historical net income (loss) and our pro forma loss giving effect to the following:

  . the use of a portion of the net proceeds from this offering (using proceeds from 5,272,403 of the shares being sold) to repay all outstanding debt under our development program credit agreement, as if the transaction occurred on January 1, 1999;

  . the reduction of interest expense related to the above described debt reduction of $8.8 million for 1999 and $7.3 million for the nine months ended September 30, 2000; and

  . the tax effect of the interest expense reduction calculated at the statutory rate of 35%.

                                              Year Ended
                                          December 31, 1999       Nine Months
                                        -----------------------      Ended
                                                     Pro Forma   September 30,
                                                        As           2000
                                        Pro Forma   Adjusted(1)    Pro Forma
                                        ----------  -----------  -------------
                                          (in thousands, except per share
                                                       data)
Pro forma income (loss) before
 extraordinary item.................... $   (5,226) $   (5,475)   $      431
Pro forma income (loss) per common
 share before extraordinary item:
  Basic and diluted....................      (0.27)      (0.28)         0.02
Pro forma weighted average number of
 common shares outstanding:
  Basic................................ 19,558,117  19,558,117    19,558,117
  Diluted.............................. 19,558,117  19,558,117    20,081,820

--------
(1) Adjusts the pro forma net loss to give effect to the Eugene Island 30 acquisition as if it occurred on January 1, 1999.

   As described in "Use of Proceeds," we intend to use a portion of the proceeds from this offering to repay amounts outstanding under our bank credit facility. Because we expect to reborrow under the facility to finance our 2001 acquisition and development program, we have not eliminated such borrowings in our pro forma and pro forma as adjusted financial data.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

   Our results of operations reflect rapid growth in natural gas and oil production and revenues over the past three years driven primarily by our strategy of acquiring and developing properties with proved undeveloped reserves. We acquired 43 blocks from the beginning of 1997 through November 2000 and have increased production from 2,807 MMcfe in 1997 to 17,301 MMcfe in 1999. Our production in the first nine months of 2000 was 18,953 MMcfe. The acquisition and development of proved undeveloped natural gas and oil properties has been the primary contributor to our oil and gas revenue growth. During 1999 and the first nine months of 2000, revenues have also reflected the positive effect of rising prices for natural gas and oil, offset in part by our hedging activity. Our revenues in future periods will reflect both our ability to continue to identify, acquire and develop properties which are consistent with our development strategy as well as commodity prices and hedging activity.

   We have financed our acquisitions and development activity through a combination of project-based development financing, bank financing and cash from operations. In project-based development financings, the lender is repaid from a portion of the net revenues from particular properties. Such transactions are typically secured only by those properties that are being financed. At September 30, 2000, we had $80.3 million outstanding under our project-based development facility and $32.3 million outstanding under our bank credit facility. We expect to repay $111.8 million of indebtedness with proceeds from this offering, including all of our outstanding indebtedness under our project-based development program. Future capital requirements are expected to be met through a combination of proceeds from this offering, cash from operations or borrowings under existing or new debt facilities.

   Our financial results are affected by hedging transactions we enter into with respect to natural gas and oil prices. These hedging transactions generally take the form of swaps or price collars with major financial or commodities trading institutions. Our hedging activity during 1999 and 2000 has been significantly affected by the requirements of our development program credit agreement lender. It is our policy not to enter into transactions for speculative purposes. Accordingly, we base hedging activity on expected production. If actual production is less than expected production we may be in a position of having hedged a greater volume than actually produced.

   The details of our current hedging positions are set forth under "Quantitative and Qualitative Disclosures About Market Risk" below. We have hedges in place for the fourth quarter of 2000 on 74,700 MMBtu/day at an average price of $3.03 per MMBtu. Our average daily net production for November 2000 was approximately 60.7 MMBtu/day. Accordingly, we will be required to account for a portion of our hedging position using the mark to market method in the fourth quarter. We do not expect to hedge as great a percentage of expected production after we repay amounts outstanding under our development program credit agreement. We estimate the net effect of our hedges for the fourth quarter will be to reduce operating income by approximately $14.4 million.

   We have hedges in place for 69,700 MMBtu/day of natural gas for the first quarter of 2001 at an average price of $3.05 per MMBtu. We have lesser volumes hedged after the end of the first quarter of 2001. Based on NYMEX monthly settlement prices on January 3, 2001, our operating income for 2001 as a result of hedging transactions would be negatively affected by $34.9 million in the first quarter and a total of $18.6 million in the remaining three quarters.

   We use the successful efforts method of accounting for our investments in natural gas and oil properties. Under this method, we capitalize lease acquisition costs and intangible drilling and development costs on successful wells and development nonproductive wells. Depreciation, depletion and amortization of these capitalized costs are computed separately for each field based on the unit of production method using only proved natural gas and oil reserves.

   The successful efforts method of accounting requires us to review each of our natural gas and oil properties on a field level for impairment when circumstances indicate that the capitalized costs less accumulated depreciation, depletion and amortization (also referred to as "carrying value") of the property may not be recoverable. If the carrying value of the property exceeds the expected future undiscounted cash flows, an amount equal to the excess of the carrying value over the fair value of the property is charged as an expense. An impairment results in a non-cash charge to earnings which typically does not affect cash flow. Substantial impairment writedowns may result in a reduction in our borrowing base under our bank credit facility which would require us to use additional cash to reduce debt. Since 1997, we have recorded impairments on nine different properties. Impairment expense totaled $5.8 million in 1997, $5.1 million in 1998, $7.5 million in 1999 and $7.0 million in the first nine months of 2000.

   Since September 1999, we have granted options which are currently outstanding to employees to purchase 23,752 shares of common stock at $1.40 per share and 343,036 shares of common stock at $3.85 per share. One-third of the options vest 60 days after our initial public offering, and one-third of the options vest on each of the first and second anniversaries of our initial public offering. We expect to recognize compensation expense following our initial public offering based on the difference between the exercise price for these options and the fair market value of our stock as determined by our initial public offering. The expense will be recognized in the periods in which the options vest. Based upon the vesting schedule and the mid-point of the initial public offering price range for our shares of $16.50, we estimate that we will incur a non-cash compensation expense of approximately $3.9 million in 2001 and approximately $0.8 million in 2002 relating to such option grants.

   We have two wholly owned subsidiaries, ATP Energy and ATP Oil & Gas (UK) Limited. ATP Energy has entered into agreements to purchase and sell gas from unrelated entities. ATP Oil & Gas (UK) Limited is responsible for our activities in the Southern Gas Basin of the U.K. North Sea. Please read "Subsidiary Activities" for a more complete discussion of these transactions.

Results of Operations

Nine Months Ended September 30, 2000 Compared to Nine Months Ended September 30, 1999

   Oil and Gas Revenue. Our revenue from natural gas and oil production for the nine months ended September 30, 2000 increased over the first nine months of 1999 by 99.7%, from $27.2 million to $54.3 million. This increase resulted from increases of 38.3% in realized natural gas prices and 74.3% in realized oil prices as well as a 39.6% increase in production. The increase in production volumes from 13,575 MMcfe to 18,953 MMcfe was attributable to ten properties that were on production during the first nine months of 2000 that were not on production during the same period in 1999. Hedging transactions reduced oil and natural gas revenues by $15.7 million, or $0.84 per Mcfe, in the first nine months of 2000 and $2.2 million, or $0.17 per Mcfe, in the first nine months of 1999.

   Marketing Revenue. During the nine months ended September 30, 2000, revenues from natural gas marketing activities amounted to $5.0 million, a decrease of $0.6 million from the same period in 1999. The reason for the decrease was a reduction in the average daily natural gas contract amount from 9,000 MMBtu per day in 1999 to 5,000 MMBtu per day in 2000. The decrease was offset in part by an average increase in the sales price per MMBtu from $2.28 in 1999 to $3.67 in 2000. For more information regarding this marketing arrangement, please read "Subsidiary Activities" below.

   Lease Operating Expense. Our lease operating expense for the nine months ended September 30, 2000 increased 151.8% from $3.3 million to $8.4 million. This increase was primarily the result of an increase in the number of producing wells owned by us, an increase in their total production volume and an increase in the level of workover activity. During the first nine months of 1999, we held a working interest in 21 producing blocks (26 producing wells/21.2 net wells). During the first nine months of 2000, we held a working interest in 27 producing blocks (36 producing wells/31.6 net wells). For the first nine months of 1999, our net production from these wells was 12,911 MMcf and 110,581 bbls. For the first nine months of 2000, our net production from these wells was 17,302 MMcf and 275,316 bbls, an increase of 4,391 MMcf and 164,735 bbls. Workover spending increased from $0.3 million in the first nine months of 1999 to $2.4 million in the first nine months of 2000. The remaining increase in lease operating expense was primarily attributable to transportation related costs. On a per Mcfe basis, lease operating expense increased from $0.24 to $0.44.

   Gas Purchased-Marketing. Our cost of purchased gas was $4.9 million the first nine months of 2000 compared to $5.4 million for the first nine months in 1999. The daily gas contract amount in our third party marketing arrangement decreased from 9,000 MMBtu/day in the first nine months of 1999 to 5,000 MMBtu/day in the first nine months of 2000. Lower volumes were offset by an increase in the average gas cost from $2.21 per MMbtu in the 1999 period to $3.54 per MMbtu in the 2000 period.

   General and Administrative Expense. General and administrative expense increased to $4.0 million for the first nine months of 2000 compared to $2.9 million for the first nine months of 1999. The primary reason for the increase was the result of compensation and related expenses increasing from $1.4 million to $2.4 million period to period. Our total employees increased from 16 at September 30, 1999 to 34 at September 30, 2000. On an Mcfe basis, general and administrative expense was $0.21 in both periods.

   Depreciation, Depletion and Amortization Expense. Depreciation, depletion and amortization expense increased 66.3% during the nine months ended September 30, 2000 from $18.5 million to $30.7 million. The average depreciation, depletion and amortization rate was $1.62 per Mcfe during the first nine months of 2000 compared with $1.36 per Mcfe in the first nine months of 1999.

   Impairment Expense. For the first nine months of 2000, we recorded an impairment of $7.0 million related to two of our 28 properties. During the first nine months of 1999, we recorded an impairment of $6.4 million related to four of our 26 properties. The impairment in 2000 was the result of a reduction in recoverable reserves from the two properties. The impairment in 1999 was primarily the result of depressed oil and gas prices and a reduction in recoverable reserves for the four properties.

   Other Expense. For the first nine months of 2000 we recorded an expense of $2.9 million on a natural gas derivative position. It is our policy not to acquire derivative products for the purpose of speculating on price changes. However, if a hedging position exceeds our expected production in an upcoming period, we are required to account for the position using the mark to market method. The expense in the first nine months of 2000 reflects such a position in excess of expected production.

   Other Income (Expense). For the nine months ended September 30, 2000, interest expense was $8.4 million compared to $7.5 million for the same period in 1999. Our borrowings increased from period to period but were more than offset by a decrease in interest rates under our new development program credit agreement. As required by applicable accounting pronouncements, we capitalize interest while a property is being developed until it is ready to commence production. During the first nine months of 2000 we capitalized $0.7 million of interest, and we capitalized $0.2 million of interest in the first nine months of 1999.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   Oil and Gas Revenue. Our revenue from natural gas and oil production for 1999 increased over 1998 revenues by 71.4%, from $20.4 million to $35.0 million primarily as a result of increased production. Natural gas production increased by 83.2% from 1998 to 1999 and realized natural gas prices fell by 3.4%. Oil production decreased by 15.3% period to period but average realized prices for oil increased by 33.7%. The increase in production volumes from 9,933 MMcfe to 17,301 MMcfe was attributable to new production resulting from development activities on four properties which began production in the second half of 1998, new production resulting from development activities on four properties that began producing in 1999, and production from producing properties acquired in the fourth quarter of 1998. Hedging transactions reduced oil and natural gas revenues by $3.8 million, or $0.22 per Mcfe, in 1999. We had no hedging transactions in 1998.

   Marketing Revenue. During the year ended December 31, 1999, we recorded revenues from gas marketing activities of $7.7 million. There were no corresponding revenues for 1998. Gas marketing activities relate to the sale of 9,000 MMBtu per day to an unrelated entity. The average sales price during 1999 was $2.34 per MMBtu.

   Lease Operating Expense. Our lease operating expense for 1999 increased by 75.0%, from $3.2 million to $5.6 million. The increase in expense was primarily the result of an increase in our number of producing wells and our total production volume. During 1998, we held a working interest in 22 producing blocks (27 producing wells/19.5 net wells). During 1999, we held a working interest in 23 producing blocks (29 producing wells/24.7 net wells). For 1998, our net production from these wells was 9,026 MMcf and 151,152 bbls. For 1999, our net production from these wells was 16,533 MMcf and 127,986 bbls, an increase of 7,507 MMcf and a decrease of 23,166 bbls. On a per Mcfe basis, lease operating expense remained unchanged at $0.32 per Mcfe.

   Gas Purchased-Marketing. In 1999 we purchased 9,000 MMBtu per day for a total cost of $7.4 million. The average cost of purchases in 1999 was $2.25 per MMBtu. There was no corresponding expense in 1998.

   General and Administrative Expense. General and administrative expense increased to $3.5 million in 1999 from $2.6 million in 1998. The primary reason for the increase was the result of compensation and related expenses increasing to $1.8 million in 1999 compared with $1.2 million in 1998. Our total number of employees increased from 11 at January 1, 1998 to 15 at December 31, 1998 and to 19 at December 31, 1999. On an Mcfe basis, general and administrative expense decreased from $0.26 during 1998 to $0.20 during 1999.

   Depreciation, Depletion and Amortization Expense. Depreciation, depletion and amortization expense increased 29.1% from $17.4 million in 1998 to $22.5 million in 1999. Our average depreciation, depletion and amortization rate was $1.30 per Mcfe in 1999 and $1.76 per Mcfe in 1998. This decrease was attributable to production in 1999 from properties that required a lower relative development cost than the average cost of the producing properties in 1998.

   Impairment Expense. As of December 31, 1999, the future undiscounted cash flows for our properties were $183.0 million and the net book value for the properties was $79.8 million before current year impairment expense. At December 31, 1998, the future undiscounted cash flows for our properties were $69.6 million and the net book value for the properties was $52.7 million before current year impairment expense. However, for four of our 26 properties in 1999 and four of our 20 properties in 1998, the future undiscounted cash flows were less than their individual net book value. As a result, we recorded impairments of $7.5 million in 1999 and $5.1 million in 1998. The impairments in 1998 and 1999 were primarily the result of depressed natural gas and oil prices and a reduction in recoverable reserves individually attributable to the particular properties.

   Other Income (Expense). Other income (expense) consists primarily of interest income and interest expense. For the year ended December 31, 1999, interest income was $0.2 million compared to $0.1 million for the same period in 1998. This increase was primarily the result of the implementation of a new cash management system in late 1999. For 1999, interest expense was $9.4 million compared to $8.0 million for 1998. This increase was primarily the result of an increase in our non-recourse borrowings under our development program credit agreement. During 1999, we capitalized $0.6 million of interest incurred while developing properties. We capitalized $1.6 million during 1998 for the same purpose.

   Extraordinary Gain. In June 1999, we agreed with the lender under a prior development program credit agreement to prepay the amount outstanding at a discount. As a result, we recorded an extraordinary gain of $29.2 million.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   Oil and Gas Revenue. Our revenue from natural gas and oil production for 1998 increased over 1997 by 177.3%, from $7.4 million to $20.4 million primarily as a result of substantially increased production. Natural gas production increased by 232.7% from 1997 to 1998 while realized natural gas prices fell by 20.4%. Oil production increased by 873.0% from year to year and realized oil prices decreased by 38.7%. The increase in production volumes from 2,807 MMcfe to 9,933 MMcfe was attributable to new production resulting from development activities on four properties that began producing in the second half of 1997 and new production resulting from development activities on five properties that began production in 1998. We had no hedging transactions in either 1998 or 1997.

   Lease Operating Expense. Our lease operating expense for 1998 increased 111.0%, from $1.5 million to $3.2 million. The increase in these expenses was primarily the result of an increase in our number of producing wells and total production volume. During 1997, we held a working interest in nine producing blocks (10 producing wells/7.8 net wells). During 1998, we held a working interest in 22 producing blocks (27 producing wells/19.5 net wells). For 1997, our net production was 2,713 MMcf and 15,535 bbls. For 1998, our net production was 9,026 MMcf and 151,152 bbls, an increase of 6,313 MMcf and 135,617 bbls. On a per Mcfe basis, lease operating expense decreased from $0.54 to $0.32, primarily as a result of individual properties which produce at a higher rate combined with mostly fixed lease operating cost.

   General and Administrative Expense. General and administrative expense increased from $1.2 million in 1997 to $2.6 million in 1998. The primary reason for the increase was the result of compensation and related expenses increasing from $0.6 million in 1997 to $1.2 million in 1998. Our total number of employees increased from four at January 1, 1997 to 11 at December 31, 1997 and to 15 at December 31, 1998. On a per Mcfe basis, general and administrative expense decreased from $0.42 during 1997 to $0.26 during 1998.

   Depreciation, Depletion and Amortization Expense. Depreciation, depletion and amortization expense increased from $4.2 million in 1997 to $17.4 million in 1998. The average depreciation, depletion and amortization rate was $1.50 per Mcfe during 1997 and $1.76 per Mcfe in 1998. This increase was attributable to production in 1998 from properties that required a higher relative development cost than the average cost of the producing properties in 1997.

   Impairment Expense. As of December 31, 1998, the future undiscounted cash flows for our properties were $69.6 million and the net book value for the properties was $52.7 million before current year impairment expense. As of December 31, 1997, the future undiscounted cash flows for our properties were $91.9 million and the net book value for the properties was $39.9 million. However, for four of the properties in 1998 and for three of the properties in 1997, the future undiscounted cash flows were less than their individual net book value. As a result, we recorded impairments of $5.1 million in 1998 for four of our 20 properties and $5.8 million in 1997 for three of our 13 properties. The impairments in 1998 and 1997 were primarily the result of depressed oil and gas prices and a reduction in recoverable reserves individually attributable to the particular properties.

   Other Income (Expense). Other income (expense) consists primarily of interest income and interest expense. For 1998, interest income was $0.1 million compared to $0.2 million for 1997. This decrease was primarily the result of a decrease in cash required to be held in an escrow account. For 1998, interest expense was $8.0 million compared to $1.2 million for 1997. This increase was primarily the result of an increase in non-recourse debt as well as borrowings under our credit facility. During 1998, we capitalized $1.6 million of interest relating to the interest cost incurred while developing properties. We capitalized $2.1 million during 1997.

Liquidity and Capital Resources

   We have financed our acquisition and development activity through a combination of project-based development and bank borrowing as well as cash from operations. At September 30, 2000, we had $80.3 million outstanding under our current development program credit agreement and $32.3 million outstanding under our bank credit facility.

   Our operating activities contributed cash flow, including changes in working capital, as follows:

                                                                    Cash flow
                                                                      from
   Period                                                          operations
   ------                                                         -------------
   1997.......................................................... $ 3.6 million
   1998..........................................................  13.2 million
   1999..........................................................  10.8 million
   First Nine Months 2000........................................  35.2 million

 Development Program Credit Agreement

   We entered into our current development program credit agreement in April 1999. Loans outstanding under the agreement are secured only by the properties being financed and are non-recourse to us, meaning that, if we default in making loan payments, the lender can seek repayment only from the properties.

   From April 1999 through November 2000, we included 14 properties in this financing and obtained total funding of $111.5 million. The lender receives 90% of the monthly net revenues (after payment of operating costs) from the pledged properties. From April 1999 through November 2000, we made payments to the lender of $42.9 million, including interest, under the facility. The average interest rate was 11.5% in 1999 and 12.6% during the first nine months of 2000. At September 30, 2000, the amount outstanding was $80.3 million at an interest rate of 13.0%.

   The lender has overriding royalty interest rights in each of the 14 properties included in the collateral base for the development program credit agreement. Ten of the 14 properties are subject to a 6.25% overriding royalty interest which begins when the full amount outstanding under the credit agreement is repaid. The royalty interest is limited to the estimated proved reserves attributable to the properties at the time the properties were added to the collateral base less production after such date. Three of these 10 properties also are subject to a 3.125% overriding royalty on certain specified levels of production above the proved reserves subject to the 6.25% interest. The lender is not entitled to either of these interests unless the full amount owed under the credit agreement has been repaid or the properties are removed from the collateral base. Four of the 14 properties included in the collateral base are subject to a 6.25% overriding royalty interest in all future production when the full amount outstanding under the credit agreement is repaid if the amounts outstanding under the credit agreement are not repaid in full prior to May 1, 2001. This 6.25% interest is not limited to any specified amount of reserves.

   Since the amount of reserves attributable to these overriding royalty interests depends upon the timing of our repayment of the amounts borrowed, these overriding royalty interests are not reflected in the reserve information included in this Prospectus. We intend to repay the full amount borrowed under the development program credit agreement with the proceeds of this offering. Based on our expected level of production for January 2001, our lender will receive overriding royalty interests of 2.3 Bcf in the group of ten properties described above and no interest in the other four properties when we make these repayments.

 Bank Credit Agreement

   In September 1998, we entered into a revolving credit facility with Chase Bank of Texas, N.A., as administrative agent. The amount available for borrowing under the facility is limited to the loan value, as determined by the bank, of certain oil and gas properties pledged under the facility. At September 1998, the initial borrowing base was $6.5 million. The amount available for borrowing at September 30, 2000 had increased to $32.3 million, all of which was outstanding. Our borrowings under the credit facility have decreased to $27.8 million as of November 30, 2000.

   Advances under the credit facility can be in the form of either base rate loans or Eurodollar loans. The interest on a base rate loan is a fluctuating rate equal to the higher of the Federal funds rate plus 0.5% and the bank base rate, plus a margin of either 0.625%, 0.875%, or 1.25% depending on the amount outstanding under the credit agreement. The interest on a Eurodollar loan is equal to the Eurodollar rate quoted by Chase Bank, plus a margin of 2.375%, 2.625%, or 3.00% depending on the amount outstanding under the credit facility. The credit facility matures in September 2001. Prior to maturity, there are scheduled reductions in the amount that may be outstanding. The average per annum interest rate on borrowings under the credit facility was approximately 8.1% at December 31, 1998, 8.9% at December 31, 1999, and 10.0% at September 30, 2000.

   In connection with our credit facility, we are not permitted to:

  . enter into any arrangement to sell or transfer any of our material property;

  . merge into or consolidate with any other person or sell or dispose of all or substantially all of our assets;

  . allow the ratio of our current assets to our current liabilities to be less than 1:1 at any time.

  . allow our ratio of debt to our consolidated Adjusted EBITDA for four consecutive quarters to be greater than 3 to 1.

  . allow our ratio of Adjusted EBITDA for four consecutive quarters to interest payments made during those quarters to be less than 2.5 to 1.

  . declare or pay any cash dividend; purchase, redeem or otherwise acquire for value any of our outstanding stock; return capital to shareholders; or make any distribution of our assets to our shareholders.

   As of September 30, 2000, we were in compliance with all of the financial covenants of our credit facility.

 Capital Expenditures

   Our capital expenditures consist primarily of acquisition and development costs related to our oil and gas properties. We invested the following amounts in oil and gas properties:

                                                                  Investments in
                                                                     Oil and
   Period                                                         Gas Properties
   ------                                                         --------------
                                                                  (In millions)
   1997:
     Acquisition costs (4 properties)............................     $ 1.1
     Development costs (9 properties)............................      38.3
                                                                      -----
                                                                      $39.4
   1998:
     Acquisition costs (5 properties)............................     $12.0
     Development costs (6 properties)............................      23.9
                                                                      -----
                                                                      $35.9
   1999:
     Acquisition costs (6 properties)(1).........................     $25.3
     Development costs (14 properties)...........................      30.8
                                                                      -----
                                                                      $56.1
   First Nine Months 2000:
     Acquisition costs (4 properties)(1).........................     $ 2.6
     Development costs (15 properties)...........................      48.0
                                                                      -----
                                                                      $50.6

(1) Acquisition costs include amounts paid to acquire additional working interests in properties in which we did not already own a 100% working interest.

   We estimate our capital expenditure requirements on a project by project basis. At the beginning of the year, we estimate the development costs for our projects in inventory for that year. During the year as properties are acquired and scheduled for development, our actual level of capital spending may increase significantly. For example, at the beginning of 1999, we identified capital expenditures on projects then in inventory of $11.1 million. As a result of acquisition opportunities and additional development spending on newly acquired properties, our capital expenditures for the year totaled $56.1 million. At the beginning of this year, we had identified capital expenditures of $29.0 million for development projects in inventory. As a result of current year acquisitions and additional development expenditures on newly acquired projects, at September 30, 2000, we had incurred capital expenditures of $50.6 million. Based on our current inventory of properties at November 30, 2000 we have identified capital expenditures of $11.3 million for the remainder of 2000 and $75.1 million for 2001. In addition, we have executed letters of intent to acquire three new properties that are expected to close in the first quarter of 2001. These properties, if acquired, will require acquisition costs of approximately $3.6 million in 2001. Our desire to continue to acquire more natural gas and oil reserves in a year than we produce will result in our incurring additional capital expenditures for properties that we acquire in the future.

   We depend entirely on the acquisition and development of new properties to replace our existing reserves. Therefore, we will continue to seek opportunities for acquisitions of proved reserves with development potential. The size and timing of capital requirements for acquisitions is inherently unpredictable. Actual levels of future capital expenditures and their timing may vary significantly due to a variety of factors, including:

  .  drilling results;

  .  product prices;

  .  industry conditions and outlook; and

  .  future acquisitions of properties.

   In connection with our initial public offering, we intend to repay all indebtedness under our development program credit agreement and indebtedness under our credit facility. We believe that cash from our offering, cash flow from operations and cash from borrowings under our existing or new credit facilities will be sufficient to fund our operations at least through 2001.

   We believe that our capital resources are adequate to meet the requirements of our business. However, future cash flows are subject to a number of variables including the level of production and oil and natural gas prices. We cannot assure you that operations and other capital resources will provide cash in sufficient amounts to maintain planned levels of capital expenditures.

Quantitative and Qualitative Disclosures About Market Risk

 Interest Rate Risk

   We are exposed to changes in interest rates. Changes in interest rates affect the interest earned on our cash and cash equivalents and the interest rate paid on borrowings under the credit agreements. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes.

 Commodity Price Risk

   Our revenues, profitability and future growth depend substantially on prevailing prices for natural gas and oil. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we can borrow under our bank credit facility is subject to periodic re-determination based in part on changing expectations of future prices. Lower prices may also reduce the amount of natural gas and oil that we can economically produce. We currently sell most of our natural gas and oil production under price sensitive or market price contracts. To reduce exposure to fluctuations in natural gas and oil prices and to achieve more predictable cash flow, we periodically enter into hedging arrangements that usually consist of swaps or price collars that are settled in cash. However, these contracts also limit the benefits we would realize if commodity prices increase. Our internal hedging policy provides that we examine the economic effect of entering into a commodity contract with respect to the properties that we acquire. We generally acquire properties at prices that are below the value of estimated reserves at the then current natural gas and oil prices. We will enter into short term hedging arrangements if we are able to obtain commodity contracts at prices sufficient to secure an acceptable internal rate of return on a particular property or on a group of properties. As of December 31, 2000, we had no oil hedges outstanding.

   As of December 31, 2000, we had the following financial hedges on natural gas outstanding:

                                                               Average  Average
Period                                                        MMBtu/Day $/MMBtu
------                                                        --------- -------
First quarter 2001...........................................  69,700    3.05
Second quarter 2001..........................................  29,000    2.83
Third quarter 2001...........................................  28,400    2.84
Fourth quarter 2001(1).......................................   9,400    2.87

--------
(1)  We have no gas hedges beyond October 2001.

   In addition to the above financial hedges on natural gas we have entered into two other financial hedges that provide us a price for natural gas above the then prevailing market price, but with a ceiling price. For the period July 2000 through October 2000, we received NYMEX settlement plus $0.15 with a ceiling price of $3.01 per MMBtu on 15,000 MMBtu per day. For the period April 2001 through October 2001, we receive NYMEX settlement plus $0.15 with a ceiling price of $3.35 per MMBtu on 10,000 MMBtu per day.

Subsidiary Activities

   In December 1998, our wholly-owned subsidiary, ATP Energy, entered into an agreement with American Citigas Company to purchase gas over a ten-year period commencing January 1999. The amount of gas to be purchased was 9,000 MMBtu per day for the first year and 5,000 MMBtu per day for years two through ten. The contract requires ATP Energy to purchase the gas on a monthly basis at a premium to the Gas Daily Henry Hub Index. American Citigas is required to reimburse ATP Energy on a monthly basis for a portion of this premium during the term of the contract. The terms of the agreement provide for immediate termination upon non-performance by American Citigas. ATP Energy entered into a contract with El Paso Energy Marketing in December 1998 to sell an identical quantity of natural gas at the Gas Daily Henry Hub index price less $0.015 until December 2001.

   ATP Energy received $6.0 million in connection with these transactions of which $2.0 million was recorded as deferred revenue and $4.0 million was recorded as deferred obligations as of December 31, 1998. The deferred revenue amount of $2.0 million is a non-refundable fee received by ATP Energy and is recognized into income as earned over the life of the contract. The deferred obligation amount of $4.0 million represented the difference between the premium we agreed to pay for natural gas under the American Citigas contract and the obligation of American Citigas to partially reimburse us for such premium. Any deferred obligation amount not utilized is refundable if the contract is terminated. The remaining balance of the deferred obligation was $0.2 million at December 31, 1999, and $0.1 million at September 30, 2000. The premium we pay to American Citigas will be approximately the same as the reimbursement obligation for the remainder of the contract. ATP Energy entered into the transactions to earn the fee for agreeing to market the volumes of natural gas specified in the American Citigas contract. At the end of our agreement with El Paso in December 2001, we may renew the agreement or enter into another marketing arrangement having similar terms.

   We formed ATP Oil & Gas (UK) Limited on May 5, 2000 to conduct our activities in the Southern Gas Basin of the U.K. North Sea. See "Business and Properties--Significant Acquisitions in Progress" for a description of our pending acquisitions in the U.K.

                            BUSINESS AND PROPERTIES

About ATP Oil & Gas Corporation

   ATP is engaged in the acquisition, development and production of natural gas and oil properties primarily in the outer continental shelf of the Gulf of Mexico. We recently have entered into agreements to expand our business to include the acquisition and development of properties in the shallow-deep waters of the Gulf of Mexico and in the Southern Gas Basin of the U.K. North Sea. We focus our efforts on natural gas and oil properties with proved undeveloped reserves that are economically attractive to us but are not strategic to major or exploration-oriented independent oil and gas companies. We attempt to achieve a high return on our investment in these properties by limiting our up-front acquisition costs and by developing our acquisitions quickly. Our management team has extensive engineering, geological, geophysical, technical and operational expertise in successfully developing and operating properties in both our current and planned areas of operation.

   At November 30, 2000, we had estimated net proved reserves of 127.5 Bcfe, 81% of which was natural gas, with an estimated pre-tax PV-10 of $492.3 million. Prices used in these reserve estimates were $5.95 per MMbtu of natural gas and $31.45 per barrel of oil. At November 30, 2000, proved developed reserves comprised 44% of our total reserves and our reserve life index for total proved reserves was 5.2 years. At December 31, 2000, we had leasehold and other interests in 47 offshore blocks, 21 platforms and 56 wells, including six subsea wells, in the federal waters of the Gulf of Mexico. We operate 53 of these 56 wells, including all of the subsea wells, and 90% of our offshore platforms. Our average working interest in our properties at December 31, 2000 was approximately 85%. Our estimated future dismantlement, restoration and abandonment costs for these properties is approximately $17.0 million.

   We have increased our reserves and production exclusively through the acquisition and development of proved natural gas and oil properties. During 1999, we replaced 413% of 1999 production through these activities, and from 1997 to 1999 we achieved an average annual reserve replacement ratio of 318%. We have replaced approximately 200% of our production during the first eleven months of 2000. We produced approximately 19.0 Bcfe in the nine month period ended September 30, 2000, an increase of 40% over the same period in the previous year. Our net average daily production for November 2000 was 61.7 MMcfe, increasing to 67.7 MMcfe in December 2000. We believe substantial additional acquisition opportunities still exist in the outer continental shelf of the Gulf of Mexico. We also believe that our business model is well suited for our expansion into the shallow-deep waters of the Gulf of Mexico and into the Southern Gas Basin of the U.K. North Sea.

   We were listed on the 2000 Inc. 500 as the fifth fastest growing privately held company in the United States, an improvement from our ranking as 21st in the 1999 Inc. 500. In both 1999 and 2000, we were the fastest growing energy company in the surveys. In 1999, we received the Best Field Improvement Award by Hart's Oil and Gas World for the technique we implemented in an 11 mile underwater pipeline and production system for the development of a project in 520 feet of water. During 2000, we received a Growing with Technology Award from Inc./Cisco for innovative utilization of technology in offshore oil and gas development. In October 2000, we were recognized as the only North American finalist in the 2000 Financial Times and Deloitte Touche Tohmatsu Energy Award for Best Oil & Gas Company. Also in 2000, we received Blue Chip Enterprise recognition from MassMutual, and our company president and founder, T. Paul Bulmahn, was selected Entrepreneur Of The Year in Energy & Energy Services by Ernst & Young.

Our Business Strategy

   Our business strategy is to enhance shareholder value primarily through the acquisition, development and production of proved undeveloped natural gas and oil reserves in areas that have:

  . a substantial existing infrastructure and geographic proximity to well-developed markets for natural gas and oil;

  . a large number of properties that major oil companies, exploration-oriented independents and others consider non-strategic; and

  . a relatively stable governmental history of consistently applied regulations for offshore natural gas and oil development and production.

   To date, our area of concentration has been on the outer continental shelf of the Gulf of Mexico, which exhibits each of the above characteristics. We believe these characteristics are also present in the shallow-deep waters of the Gulf of Mexico and in the Southern Gas Basin of the U.K. North Sea, where we are actively pursuing the acquisition and development of properties with proved undeveloped reserves.

   We believe our strategy significantly reduces the risks associated with traditional natural gas and oil exploration. Unlike oil and gas companies that conduct exploration activities, our focus is to acquire properties that have been previously explored by others and found to contain proved reserves. During the life span of these properties, they may become non-core or non-strategic to their original owners. Reasons that a property may become non-core or non-strategic are varied. For example, companies may elect to concentrate their efforts elsewhere, to reduce their capital spending for development, or to pursue exploration projects as opposed to development projects. Also, a lease expiration date may be approaching and the owner may be unwilling to complete a development program. If such a project is economically attractive to us and is in our core areas, we will attempt to acquire the project. Each natural gas and oil discovery by another company in our core areas is a potential opportunity for the application of our approach. Companies pursuing exploration success may discover hydrocarbons which may not provide an acceptable economic return for them but which may prove attractive to us.

   We implement our business strategy through the following two steps:

  . Acquire Proved Undeveloped Reserves. We continually review opportunities to acquire proved natural gas and oil reserves that are not strategic to the companies from which we acquire them. Because we focus on undeveloped properties, we are typically able to acquire our properties by granting overriding royalty interests and for a minimal cash outlay.

  . Efficiently Develop and Produce Reserves. We focus on developing projects in the shortest time possible between initial investment and first revenue generated in order to maximize our rate of return. Since we usually operate the properties in which we acquire a working interest and begin a development program with proved reserves, we are able to expeditiously commence a project's development. We typically initiate new development projects by simultaneously obtaining the various required components such as the pipeline and the production platform or subsea well completion equipment. This strategy, combined with our ability to rapidly evaluate and implement a project's requirements, allows us to complete the development project and commence production as quickly and efficiently as possible.

Our Strengths

  . Operating Efficiency. We emphasize a low overhead and operating expense structure. For the nine months ended September 30, 2000, our lease operating expense was $0.44 per Mcfe of production and our general and administrative expense was $0.21 per Mcfe of production. We believe that our focus on a low cost structure allows us to pursue the acquisition, development and production of properties that may not be economically attractive to others. For the three year period ended December 31, 1999, our total average cost incurred for finding and developing our net proved reserves was $1.28 per Mcfe.

  . Operating Control. We currently operate 90% of our offshore platforms and 100% of our subsea wells. Being an operator allows us greater control of costs, the timing and amount of capital expenditures, and the selection of completion and production technology.

  . Technical Expertise and Significant Experience. We have assembled a management team and technical staff with an average of 17 years of industry experience. Our technical staff has specific expertise in offshore property development, including the implementation of subsea completion technology.

  . Employee Ownership. Through employee ownership, we have built a staff whose business decisions are aligned with our shareholders. Prior to the offering, our employees own 100% of ATP. Following this offering, our employees will own 67% of ATP on a fully diluted basis.

Significant Properties

   We have summarized our most significant properties in the tables below.

                                                       As of 11/30/00
                                                    Net Proved Reserves
                                                            (1)
                                                   ----------------------
                                                                          November 2000
                                                                          Average Daily
                                          ATP Net                              Net
      Significant              ATP        Revenue                          Production
  Producing Properties   Working Interest Interest Bcfe % Gas % Developed    (MMcfe)
  --------------------   ---------------- -------- ---- ----- ----------- -------------
Gulf of Mexico-Shelf
Eugene Island 30........       100%          80%   11.6   76       41          3.9
High Island A-354.......       100%        72-76%  11.1   99      100         10.4
Vermilion 410 Field.....       100%          77%    9.3  100       88          8.3
Brazos 544..............       100%        62-68%   6.4   97      100          6.3
East Cameron 240........       100%          83%    5.8   55      100          1.7
West Cameron 492........        50%          36%    4.1   69       65          1.5
West Cameron 461........       100%          80%    3.8  100       70          1.3
Vermilion 260...........       100%          79%    3.5   97      100          6.6

                                                           As of 11/30/00
                                                       Net Proved Undeveloped
                                                            Reserves (1)
                                                       ------------------------
                                               ATP
      Significant               ATP        Net Revenue                                Projected
 Development Properties   Working Interest  Interest      Bcfe         % Gas       Production Date
 ----------------------   ---------------- ----------- -----------  -----------  -------------------
Gulf of Mexico-Shelf
South Marsh Island
 189/190................        100%           83%            20.4           84  Third quarter 2001
West Cameron 635........        100%           80%             6.8           94  First quarter 2001
Main Pass 282...........        100%           79%             3.4           92  First quarter 2001
Gulf of Mexico-Shallow-
 Deep Waters
Garden Banks 409
 (Ladybug)..............         50%           39%            15.1           22  Second quarter 2001
Garden Banks 186/187
 (Cabrito) (2)..........        100%           95%             6.9          100  Fourth quarter 2001
Garden Banks 142
 (Matia)................        100%           80%             2.4          100  Fourth quarter 2001
                                                           As of 11/30/00
                                                       Net Proved Undeveloped
                                                           Reserves (1)(4)
                                                       ------------------------
      Significant                              ATP
Acquisitions in Progress        ATP        Net Revenue                                Projected
          (3)             Working Interest  Interest      Bcfe         % Gas      Acquisition Date
------------------------  ---------------- ----------- -----------  -----------  -------------------
Southern Gas Basin-U.K.
 North Sea
Block 49/12a (Venture)
 (5)....................         50%           50%            14.7          100  First quarter 2001
Block 47/10b............        100%          100%              (6)          (6) First quarter 2001
Blocks 43/22a, 43/22c
 and 43/17c.............         86%           86%              (6)          (6) First quarter 2001

--------
(1) Estimates of net proved reserves are based on our third party independent reserve reports as of November 30, 2000.

(2) The Minerals Management Service granted the Garden Banks 186 and 187 leases with the first 98.35 Bcfe produced free of any royalty. After 98.35 Bcfe are produced, each lease will be subject to a 16.67% royalty.

(3) We have executed a letter of intent dated October 27, 2000 with BP Exploration Operating Company Limited to acquire the properties listed in this table. Although we expect to acquire these properties in the first quarter of 2001, we may not complete these acquisitions by that time or at all.
(4) Our estimated net proved reserves as of November 30, 2000, included in this prospectus do not include any reserves from these properties.
(5) Conoco, which owns the remaining 50% working interest in this property, has a preferential right to purchase the interest subject to our letter of intent on substantially similar terms. Conoco's right must be waived prior to a closing of our acquisition. Based on conversations with the seller of this property and Conoco, we believe that Conoco will waive its preferential right, although we can give you no assurance that it will do so.
(6) We are currently evaluating the property to determine proved reserves.

Producing Properties

 Eugene Island 30

   We acquired Eugene Island 30 in September 1999 from a unit of Enron Capital Corporation for $16.3 million. One well drilled on this property had previously produced and two wells (the C-1 and C-2 wells) were shut-in awaiting pipeline connections and an upgrade to the production facilities. At the date acquired, one well was producing 2.3 MMcf per day and 112 bbls of condensate and oil per day, net to our interest. We are the operator of this property.

   We performed development operations to the C-1 and the C-2 wells. The C-1 well was brought on production in March 2000, and the C-2 well was brought on production in April 2000. The development operations included laying two pipelines and upgrading production equipment. Our total development cost was $5.0 million.

   Eugene Island 30 is located in approximately 15 feet of water and had estimated proved reserves of approximately 8.8 Bcf and 460.0 MBbls of oil as of November 30, 2000, net to our interest. During November 2000, the property produced 3.2 MMcf per day and 128 bbls of oil and condensate per day, net to our interest, from the C-1 and C-2 wells. As of November 2000, average flowing tubing pressures were 4,025 psia for the B-1 well, 1,000 psia for the C-1 well and 2,600 psia for the C-2 well.

 High Island A-354

   We acquired a 100% working interest in High Island A-354 from Seneca Resources Corporation in January 1999 for an overriding royalty interest. There was no production from this property as of the date acquired. We are the operator of this property.

   Prior to our acquisition, Seneca drilled two wells in approximately 300 feet of water which encountered hydrocarbons, but did not develop these proved reserves. One of those wells, Seneca HI A-354 #1, was temporarily abandoned. This well contains approximately 180 net feet of natural gas and condensate in five sands between 7,200 feet and 7,700 feet total vertical depth. We developed this property by completing the A-354 #1 well, drilling and completing another well, installing a platform with production facilities and laying a pipeline. Production of this property commenced in March 2000. Our total development cost was $17.9 million.

   High Island A-354 had estimated proved reserves of approximately 11.0 Bcf and 12.0 MBbls of oil as of November 30, 2000, net to our interest. During November 2000, this property produced 10.4 MMcf per day and 7 bbls of condensate per day, net to our interest.

 Vermilion 410 Field

   In December 1998, we purchased a 50% working interest in the Vermilion 410 Field from Statoil Exploration (US) Inc. for $9.8 million. The average production during December 1998 was approximately 12.4 MMcf per day, net to our interest. We are the operator of this field.

   This four-block producing field was a part of Statoil's 17 block Gulf of Mexico shelf divestment package. This package also included two other producing fields covering three blocks along with ten blocks with exploration potential. During 1999, we sold several of the exploratory blocks to Houston Exploration Company for an aggregate cash payment of $750,000. We retained the right to receive future payments based on production from those blocks if a certain level of production is achieved. We have been informed by Houston Exploration Company that three successful exploratory wells have been drilled on three of the exploratory blocks and may result in future development.

   In February 1999, we purchased McMoRan Oil & Gas LLC's 37.5% working interest in the Vermilion 410 Field for $5.8 million. This was the first of three separate acquisitions from McMoRan. In April 2000, we purchased the remaining 12.5% working interest in this field from EEX Corporation for $1.0 million.

   The Vermilion 410 Field had estimated proved reserves of approximately 9.3 Bcf of natural gas as of November 30, 2000, net to our interest. The four offshore blocks that comprise this field are East Cameron Block 362, Vermilion Block 389, Vermilion Block 409 and Vermilion Block 410. The production platform is located in Vermilion Block 410 in approximately 365 feet of water. During November 2000, the Vermilion 410 Field produced 8.3 MMcf per day, net to our interest.

 Brazos 544

   In May and June 1997, we acquired Brazos 544 from Newfield Exploration Company and Cockrell Oil & Gas L.P. for $0.7 million and an overriding royalty interest. We are the operator of this property. This property had an existing "A" platform with two shut-in wells (the A-1 and A-2) and another well (the B-
1) that was drilled and temporarily abandoned. The temporarily abandoned B-1 well had approximately 20 net feet of natural gas in the Big Hum A sand with an original bottom-hole pressure of 8,256 psia. There was no production from any of these three wells on the date we acquired this property. Brazos 544 was the first of two properties that we acquired from Newfield.

   We developed this property by completing the temporarily abandoned B-1 well, installing the "B" platform and laying a flowline from the "B" platform to the "A" platform. Production of the B-1 well commenced in July 1998. Our total development cost was $9.0 million. Brazos 544 is located in approximately 95 feet of water.

   Brazos 544 had estimated proved reserves of approximately 6.2 Bcf and 34.0 MBbls of condensate as of November 30, 2000, net to our interest. During November 2000, the B-1 well produced 6.0 MMcf per day and 41 bbls of oil and condensate per day, net to our interest, with an average flowing tubing pressure of 3,200 psia.

 East Cameron 240

   In August 1999, we acquired East Cameron 240 from Enron Oil & Gas Company for $1.5 million. We are the operator of this property. One well had previously been drilled and was temporarily abandoned. The well had approximately 30 net feet of natural gas and condensate in the L-1 sand at approximately 11,500 feet measured depth, and 43 net feet of natural gas and condensate in the JR-1 sand at approximately 9,160 feet measured depth. There was no production from this well on the date we acquired East Cameron 240.

   We developed this property by completing the temporarily abandoned well, installing a platform without production equipment and laying a flowline from the platform to another platform approximately three miles away. Production from the well commenced in March 2000. Our total development cost was $7.2 million. East Cameron 240 is located in approximately 140 feet of water.

   East Cameron 240 had estimated proved reserves of approximately 3.2 Bcf and
436.0 MBbls of condensate as of November 30, 2000, net to our interest. During November 2000, the well produced 0.2 MMcf per day and 252 bbls of oil per day, net to our interest, with an average flowing tubing pressure of 1,600 psia.

 West Cameron 492

   In August 1999, we acquired a 50% working interest in West Cameron 492 from McMoRan for $1.3 million and an overriding royalty interest. There was no production from this property as of the date we acquired it. We are the operator of this property.

   In 1997, McMoRan drilled two wells (the #1 and #3 wells) and temporarily abandoned both wells. The #1 well encountered five sands with hydrocarbons. The #3 well encountered both natural gas and oil in one sand. We developed this property by completing the #1 well, drilling and completing the #2 well, installing a platform with production facilities and laying a 4,000 foot flowline from the platform to connect with the

Tennessee Gas pipeline. The total development cost net to our 50% working interest was approximately $3.1 million. We plan to subsequently develop the #3 well.

   West Cameron 492 had estimated proved reserves of approximately 2.8 Bcf of natural gas and 214.0 MBbls of condensate as of November 30, 2000, net to our interest. During November 2000, this property produced 1.5 MMcf of natural gas per day and 2 bbls of oil and condensate per day, net to our interest.

 West Cameron 461

   In November 2000, we acquired a 100% working interest in West Cameron 461 from Petsec Energy Inc. for $1.5 million. When this property was acquired, the A-2 well was producing approximately 1.3 MMcf per day, net to our interest. We are the operator of this property. We plan to perform development operations through 2004 at an estimated total cost of $2.3 million.

   West Cameron 461 had estimated proved reserves of approximately 3.8 Bcf and
2.0 MBbls of oil as of November 30, 2000, net to our interest. During November 2000, this property produced approximately 1.3 MMcf of natural gas per day and 1 Bbls of oil and condensate per day, net to our interest.

 Vermilion 260

   In April 2000, we acquired Vermilion 260 from McMoRan for $125,000 and an overriding royalty interest. This was the third property we have acquired from McMoRan. There was no production from this property as of the date we acquired it. We are the operator of this property.

   We developed this property by completing the existing temporarily abandoned Vermilion 260 #1 well, installing subsea completion equipment and installing a flowline and umbilical from the subsea well to the "A" platform on Vermilion Block 261. Our total development cost was approximately $5.7 million. This property is located in approximately 160 feet of water.

   This property had estimated proved reserves of approximately 3.4 Bcf of natural gas and 19.0 MBbls of condensate as of November 30, 2000, net to our interest. The reserves are located in three sands at approximately 9,000 feet true vertical depth. During November 2000, this property produced approximately
6.4 MMcf of natural gas per day and 27 bbls of oil and condensate per day, net to our interest.

Development Properties

 South Marsh Island 189/190

   In November 2000, we acquired a 100% working interest in South Marsh Island 189/190 from Petsec Energy Inc. for $3.1 million. There was no production from this property as of the date we acquired it. We are the operator of this property.

   We plan to develop this property by drilling and completing two wells and installing a production platform and a flowline to a pipeline connection. The approximate water depth is 400 feet and the development costs are expected to be approximately $20.4 million.

   South Marsh Island 189/190 had estimated proved reserves of approximately
17.1 Bcf and 551.0 MBbls of oil as of November 30, 2000, net to our interest. We expect to begin development activities on this property in the second quarter of 2001 and we anticipate first production in the third quarter of 2001.

 West Cameron 635

   In May 2000, we acquired West Cameron 635, located in approximately 337 feet of water, at the central Gulf of Mexico offshore federal lease sale for $1.1 million. There was no production from this property as of the date we acquired it. We are the operator of this property.

   Meridian Oil drilled one well in December 1995 indicating 60 feet of natural gas and condensate in the PL-18 sand, which was subsequently abandoned. Meridian allowed the lease to expire, and the property returned to the Minerals Management Service. We plan to develop this property by drilling and completing a new well, installing subsea completion equipment and installing an umbilical and flowline from the subsea well to another platform. On-site development operations commenced in November 2000. The development costs are expected to be approximately $7.5 million.

   West Cameron 635 had estimated proved reserves of approximately 6.5 Bcf of natural gas and 66.0 MBbls of condensate as of November 30, 2000, net to our interest. We anticipate first production in the first quarter of 2001.

  Main Pass 282

   In July 2000, we acquired Main Pass 282, with less than 60 days until lease expiration, from Dominion Exploration & Production, Inc. and Union Oil Company of California for an overriding royalty interest. We subsequently obtained a 120 day extension of lease expiration from the Minerals Management Service. The two companies that owned this property decided not to complete the temporarily abandoned well. There was no production from this property as of the date we acquired it. We are the operator of this property.

   We plan to develop this property by completing the temporarily abandoned well, installing subsea completion equipment and installing an umbilical and flowline from the subsea well to another platform. The approximate water depth for this property is 515 feet and the development costs are expected to be approximately $6.5 million.

   Main Pass Block 282 had estimated proved reserves of approximately 3.1 Bcf of natural gas and 48.0 MBbls of condensate as of November 30, 2000, net to our interest. We anticipate beginning on-site development of Main Pass Block 282 in December 2000 with expected first production in the first quarter of 2001.

  Garden Banks 409 (Ladybug)

   In July 2000, we acquired Texaco Exploration and Production Inc.'s 50% working interest in Garden Banks 409, also known as Ladybug, for an overriding royalty interest. Union Oil Company of California owns the other 50% working interest. There was no production from this property as of the date we acquired it. We are the operator of this property.

   Garden Banks 409 is located in the shallow-deep waters of the Gulf of Mexico in approximately 1,360 feet of water. We plan to develop the property by completing two wells, installing subsea completion equipment, installing approximately 18 miles of umbilical and flowline from the subsea wells to the Texaco and Unocal "Tick" Platform in Garden Banks Block 189 and performing modifications to the Tick platform. We expect our 50% share of the development costs to be approximately $20 million.

   We anticipate first production from the property to be in the second quarter of 2001. Garden Banks 409 had estimated proved reserves of approximately 3.3 Bcf of natural gas and 2.0 million bbls of oil as of November 30, 2000, net to our interest.

  Garden Banks 186 and 187 (Cabrito)

   In November 2000, we acquired a 100% working interest in Garden Banks 186 and 187, also known as Cabrito, from Union Oil Company of California for $250,000 and an overriding royalty interest. There was no production from this property as of the date we acquired it. We are the operator of this property.

   Garden Banks 186 and 187 is located in the shallow-deep waters of the Gulf of Mexico in approximately 600 feet of water. We plan to develop this property by drilling and completing one well, installing subsea completion equipment and installing an umbilical and flowline from the subsea well to another platform. The development costs are expected to be approximately $13.2 million.

   The Minerals Management Service granted both the Garden Banks 186 and 187 leases with the first 98.35 Bcfe produced free of any royalty. After 98.35 Bcfe are produced, each lease will be subject to a 16.67% royalty.

   Garden Banks 186 and 187 had estimated proved reserves of approximately 6.9 Bcf as of November 30, 2000, net to our interest. We expect to begin development activities on this property in the second quarter of 2001 and we anticipate first production to be in the fourth quarter of 2001.

 Garden Banks 142 (Matia)

   In November 2000, we acquired a 100% working interest in Garden Banks 142, also known as Matia, from Union Oil Company of California for $100,000 and an overriding royalty interest. There was no production from this property as of the date we acquired it. We are the operator of this property.

   Garden Banks 142 is located in the shallow-deep waters of the Gulf of Mexico in approximately 550 feet of water. We plan to develop this property by drilling and completing one well, installing subsea completion equipment and installing an umbilical and flowline from the subsea well to another platform. The development costs are expected to be approximately $6.7 million.

   Garden Banks 142 had estimated proved reserves of approximately 2.4 Bcf as of November 30, 2000, net to our interest. We expect to begin development activities on this property in the second quarter of 2001 and we anticipate first production to be in the fourth quarter of 2001.

Significant Acquisitions in Progress

   In October 2000, we entered into a letter of intent with BP Exploration Operating Company Limited to acquire interests in three properties (five blocks) in the Southern Gas Basin of the U.K. North Sea. Under the letter of intent, we would acquire a 50% interest in Block 49/12a, including the Venture Field, a 100% interest in Block 47/10b, and an 86% interest in Blocks 43/22a, 43/22c and 43/17c. The letter of intent provides that we would pay BP an aggregate of (Pounds)2,500,000, approximately $3.6 million, for the three properties at closing. We will make additional payments to BP on a property by property basis at first production and thereafter at designated production levels. The aggregate payments at first production for all three fields would total (Pounds)2,300,000, approximately $3.3 million. We do not expect first production to occur until at least 2002. The aggregate payments for achieving designated production levels for all three fields would total up to (Pounds)1,650,000, approximately $2.4 million. Based on currently available information we cannot estimate when such production levels may be achieved. Completion of these acquisitions from BP is conditioned upon, among other things, obtaining all governmental and regulatory consents with regard to the acquisitions and any necessary consents, approvals, and/or waivers from all relevant co-venturers and entering into an acceptable sale and purchase agreement.

 Block 49/12a (Venture Field)

   The Venture Field is our first potential development in the Southern Gas Basin of the U.K. North Sea. This field is located offshore England about 80 miles northeast of Great Yarmouth. Our letter of intent provides that we will acquire a 50% working interest in the field from BP. Conoco holds the other 50% working interest and a preferential right to acquire BP's interest on the same terms that we have agreed to purchase the interest. Conoco's right must be waived prior to a closing of our acquisition. Based upon discussions with BP and Conoco, we believe that Conoco will waive its preferential right, although we can give you no assurance that it will do so. We believe that the acquisition will close in the first quarter of 2001 and we expect to begin development activities in the fourth quarter of 2001.

   This field had estimated proved undeveloped reserves of 14.7 Bcf of natural gas in three Rotliegendes sand layers as of November 30, 2000, net to our interest. The project involves re-entering a temporarily abandoned well in 91 feet of water, installing subsea completion equipment and constructing a 10 kilometer flowline to an existing platform for entry into an existing transportation system. The well designated for re-entry was originally drilled to a depth of 11,620 feet in 1989 and temporarily abandoned for development at a later time. Facilities design is expected to commence in the second half of 2001 with drilling operations commencing in the second quarter of 2002. We expect that our 50% share of costs to develop this property will be approximately $12 million. We expect first production to be in the fourth quarter of 2002.

 Block 47/10b

   Our letter of intent with BP provides that we are to acquire a 100% working interest in Block 47/10b. We intend to file an application with the Department of Trade and Industry, the DTI, to be a licensed operator in the U.K. North Sea. If approved by the DTI, we will be the operator of this property.

   If we complete this acquisition, we plan to develop this block for a fourth quarter 2002 startup. Facilities design is expected to commence in the second half of 2001 with drilling operations commencing in the first half of 2002. Development is expected to include drilling and completing one well, installing subsea completion equipment and installing an umbilical and flowline from the subsea well to an offset platform. The approximate water depth is 150 feet. We are currently evaluating the property to determine proved reserves.

 Block 43/22a, 43/22c and 43/17c

   Our letter of intent with BP provides that we are to acquire an 86% working interest in Blocks 43/22a, 43/22c and 43/17c. If our application to become an operator is approved by the DTI, we will be the operator of this property.

   If we complete this acquisition, we plan to develop this block for a fourth quarter 2002 startup. Facilities design is expected to commence in the second half of 2001 with drilling operations commencing in the second half of 2002. Development is expected to include reentering and sidetracking two wells to optimum development locations, installing subsea completion equipment and installing an umbilical and flowline from the subsea wells to an offset platform. The approximate water depth is 150 feet. We are currently evaluating the property to determine proved reserves.

Natural Gas and Oil Reserves

   The following table presents our estimated net proved natural gas and oil reserves and the net present value of our reserves at November 30, 2000 based on reserve reports prepared by Ryder Scott Company, L.P. and Schlumberger Holditch-Reservoir Technologies Consulting Services. The present values, discounted at 10% per annum, of estimated future net cash flows before income taxes shown in the table are not intended to represent the current market value of the estimated natural gas and oil reserves we own.

   The present value of future net cash flows before income taxes as of November 30, 2000 was determined by using the November 30, 2000 prices of $5.95 per MMBtu of natural gas and $31.45 per Bbl of oil.

                                                        Proved Reserves
                                                 ------------------------------
                                                 Developed Undeveloped  Total
                                                 --------- ----------- --------
Natural gas (MMcf)..............................   50,359     52,367    102,726
Oil and condensate (MBbls)......................    1,017      3,112      4,129
Total proved reserves (MMcfe)...................   56,462     71,035    127,497
Pre-tax PV-10 (in thousands).................... $251,184   $241,102   $492,286

   These reserve estimates do not reflect the contingent overriding royalty interests held by the lender under our development program credit agreement. When we repay amounts owed under this credit agreement with proceeds from this offering, our lender will receive overriding royalty interests in certain of our properties equal to an aggregate of 2.3 Bcf. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Development Program Credit Agreement."

   Our estimates of proved reserves in the table above do not differ from those we have filed with other federal agencies. The process of estimating natural gas and oil reserves is complex. It requires various assumptions, including assumptions relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. We must project production rates and timing of development expenditures. We analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. Therefore, estimates of natural gas and oil reserves are inherently imprecise. Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves most likely will vary from our estimates and these variances may be material.

   You should not assume that the present value of future net cash flows referred to in this prospectus is the current market value of our estimated natural gas and oil reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the net present value estimate.

   Our business strategy is to acquire proved reserves, usually proved undeveloped, and to bring those reserves on production as rapidly as possible. At November 30, 2000, approximately 56% of our estimated equivalent net proved reserves were undeveloped. Recovery of undeveloped reserves generally requires significant capital expenditures and successful drilling and completion operations. The reserve data assumes that we will make these expenditures. Although we estimate our reserves and the costs associated with developing them in accordance with industry standards, the estimated costs may be inaccurate, development may not occur as scheduled and results may not be as estimated. The following table highlights our history of bringing to production our proved undeveloped reserves:

                             Gross Number of Blocks

                                              Year Ended December 31,
                         -------------------------------------------------------------------------
                                                                                                    Eleven Months Ended
                                 1997                   1998                   1999                  November 30, 2000
                         ---------------------- ---------------------- --------------------------- ---------------------
                         Undeveloped  Developed Undeveloped  Developed Undeveloped       Developed Undeveloped Developed
                         -----------  --------- -----------  --------- -----------       --------- ----------- ---------
At January 1............           4          5           4         10          11              22       6         25
Acquisitions............           5          -          11          8           7               1      10          1
Divestitures............           -          -           -          -         (10)(/1/)         -       -         (2)
Undeveloped to
 productive.............          (5)         5          (4)         4          (2)              2      (6)         6
Undeveloped to
 nonproductive..........           -          -           -          -           -               -       -          -
                               -----      -----       -----      -----       -----           -----    ----       ----
At end of period........           4         10          11         22           6              25      10         30
                               =====      =====       =====      =====       =====           =====    ====       ====

--------
(1) Includes nine undeveloped exploration blocks that we sold. We retained a non-working future interest in seven of those blocks.

Volumes, Prices and Operating Expenses

   The following table presents information regarding the production volumes of, average sales prices received for and average production costs associated with our sales of natural gas and oil for the periods indicated:

                                         Years Ended       Nine Months Ended
                                         December 31,        September 30,
                                     --------------------  -------------------
                                      1997   1998   1999     1999      2000
                                     ------ ------ ------  --------  ---------
Production:
  Natural gas (MMcf)................  2,713  9,026 16,533    12,911     17,302
  Oil and condensate (MBbls)........     16    151    128       111        275
                                     ------ ------ ------  --------  ---------
    Total (MMcfe)...................  2,807  9,933 17,301    13,575     18,953
Average sales price per unit:
  Natural gas revenues from
   production (per Mcf)............. $ 2.60   2.07 $ 2.23  $   2.16  $    3.59
  Effects of hedging activities (per
   Mcf).............................     --     --  (0.23)    (0.18)     (0.85)
                                     ------ ------ ------  --------  ---------
    Average gas price............... $ 2.60 $ 2.07 $ 2.00  $   1.98  $    2.74
  Oil and condensate revenues from
   production (per Bbl)............. $18.75  11.50 $15.37  $  14.17  $   28.89
  Effects of hedging activities (per
   Bbl).............................     --     --     --        --      (4.18)
                                     ------ ------ ------  --------  ---------
    Average oil price............... $18.75 $11.50 $15.37  $  14.17  $   24.71
  Total revenues from production
   (per Mcfe)....................... $ 2.62 $ 2.05 $ 2.24  $   2.17  $    3.70
  Effects of hedging activities (per
   Mcfe)............................     --     --  (0.22)    (0.17)     (0.84)
                                     ------ ------ ------  --------  ---------
    Total average price (per Mcfe).. $ 2.62 $ 2.05 $ 2.02  $   2.00  $    2.86
Expenses (per Mcfe):
  Lease operating................... $ 0.54 $ 0.32 $ 0.32  $   0.24  $    0.44
  General and administrative........   0.42   0.26   0.20      0.21       0.21
  Depreciation, depletion and
   amortization--natural gas and oil
   properties.......................   1.50   1.76   1.30      1.36       1.62

Development and Acquisition Capital Expenditures

   The following table presents information regarding our net costs incurred in the acquisition of proved properties and development activities (in thousands):

                                                Years Ended        Nine Months
                                               December 31,           Ended
                                          ----------------------- September 30,
                                           1997    1998    1999       2000
                                          ------- ------- ------- -------------
Proved property acquisition costs........ $ 1,105 $12,070 $25,274    $ 2,569
Development costs........................  38,256  23,866  30,777     48,031
                                          ------- ------- -------    -------
  Total costs incurred................... $39,361 $35,936 $56,051    $50,600
                                          ======= ======= =======    =======

   In addition, we acquired four properties (six blocks) in November 2000 for a total acquisition cost of $5.0 million.

Drilling Activity

   The following table shows our drilling and completion activity. In the table, "gross" refers to the total wells in which we have a working interest and "net" refers to gross wells multiplied by our working interest in such wells. We did not drill or complete any exploratory wells in any period presented.

                                                                   Nine Months
                                     Years Ended December 31,         Ended
                                 -------------------------------- September 30,
                                    1997       1998       1999         2000
                                 ---------- ---------- ---------- --------------
                                 Gross Net  Gross Net  Gross Net   Gross   Net
                                 ----- ---- ----- ---- ----- ---- ------- ------
Development Wells:
  Productive....................  5.0   3.4  5.0   5.0  3.0   2.2   11.0    10.0
  Nonproductive.................    -     -    -     -    -     -    1.0     1.0
                                 ----  ---- ----  ---- ----  ---- ------  ------
    Total.......................  5.0   3.4  5.0   5.0  3.0   2.2   12.0    11.0
                                 ====  ==== ====  ==== ====  ==== ======  ======

   As of September 30, 2000, we were conducting completion activities on 1 gross (1 net) well.

Productive Wells

   The following table presents the number of productive natural gas and oil wells in which we owned an interest as of September 30, 2000. Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities.

                                                                        Total
                                                                      Productive
                                                                       Wells(1)
                                                                      ----------
                                                                      Gross Net
                                                                      ----- ----
Natural gas.......................................................... 36.0  32.1
Oil..................................................................  1.0   1.0
                                                                      ----  ----
  Total(1)........................................................... 37.0  33.1
                                                                      ====  ====

--------
(1)  Includes four gross and 3.2 net wells with multiple completions.

Acreage

   The following table presents information regarding our developed and undeveloped acreage as of November 30, 2000.

                                    Developed     Undeveloped
                                     Acreage        Acreage         Total
                                 --------------- ------------- ---------------
                                  Gross    Net   Gross   Net    Gross    Net
                                 ------- ------- ------ ------ ------- -------
Gulf of Mexico-Shelf............ 133,245 116,125 22,620 22,620 155,865 138,745
Gulf of Mexico-Shallow Deep
 Waters.........................      --      -- 20,965 18,085  20,965  18,085
                                 ------- ------- ------ ------ ------- -------
    Total....................... 133,245 116,125 43,585 40,705 176,830 156,830
                                 ======= ======= ====== ====== ======= =======

Marketing and Delivery Commitments

   We sell most of our natural gas and oil production under price sensitive or market price contracts. Our revenues, profitability and future growth depend substantially on prevailing prices for natural gas and oil. The price received by us for our natural gas and oil production fluctuates widely. Decreases in the prices of natural gas and oil could adversely affect the carrying value of our proved reserves and our revenues, profitability and cash flow. Although we are not currently experiencing any significant involuntary curtailment of our natural gas or oil production, market, economic and regulatory factors may in the future materially affect our ability to sell our natural gas or oil production.

   We entered into a contract in 1998 with El Paso Energy Marketing to sell gas for three years. The contract requires that we deliver 9,000 MMBtu per day during 1999 and 5,000 MMBtu per day during 2000 and 2001. The price for the gas is the Gas Daily Henry Hub Mid-Point which was $5.95 per MMBtu at November 30, 2000 less $0.015. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operation--Subsidiary Activities."

   We sell a portion of our natural gas and oil to end users through various gas marketing companies. We are not dependent upon, or confined to, any one purchaser or small group of purchasers. Due to the nature of natural gas and oil markets and because natural gas and oil are commodities and there are numerous purchasers in the areas in which we sell production, we do not believe the loss of a single purchaser, or a few purchasers, would materially affect our ability to sell our production.

Competition

   We compete with major and independent natural gas and oil companies for property acquisitions. We also compete for the equipment and labor required to operate and to develop these properties. Some of our competitors have substantially greater financial and other resources. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for natural gas and oil properties and may be able to define, evaluate, bid for and acquire a greater number of properties than we can. Our ability to acquire and develop additional properties in the future will depend upon our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, some of our competitors have been operating in the Gulf of Mexico or in the Southern Gas Basin of the U.K. North Sea for a much longer time than we have and have demonstrated the ability to operate through a number of industry cycles.

Regulation

   Federal Regulation of Sales and Transportation of Natural Gas. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and Federal Energy Regulatory Commission regulations. In the past, the federal government has regulated the prices at which natural gas could be sold. Deregulation of natural gas sales by producers began with the enactment of the Natural Gas Policy Act of 1978. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act, which removed all remaining Natural Gas Act of 1938 and Natural Gas Policy Act of 1978 price and non-price controls affecting producer sales of natural gas effective January 1, 1993. Congress could, however, re-enact price controls in the future.

   Our sales of natural gas are affected by the availability, terms and cost of pipeline transportation. The price and terms for access to pipeline transportation are subject to extensive federal regulation. Beginning in April 1992, the Federal Energy Regulatory Commission issued Order No. 636 and a series of related orders, which required interstate pipelines to provide open-access transportation on a not unduly discriminatory basis for all natural gas shippers. The Federal Energy Regulatory Commission has stated that it intends for Order No. 636 and its future restructuring activities to foster increased competition within all phases of the natural gas industry. Although Order No. 636 does not directly regulate our production and marketing activities, it does affect how buyers and sellers gain access to the necessary transportation facilities and how we and our competitors sell natural gas in the marketplace.

   The courts have largely affirmed the significant features of Order No. 636 and the numerous related orders pertaining to individual pipelines. However, some appeals remain pending and the Federal Energy Regulatory Commission continues to review and modify its regulations regarding the transportation of natural gas. For example, the Federal Energy Regulatory Commission issued Order No. 637 which;

  . lifts the cost-based cap on pipeline transportation rates in the capacity release market until September 30, 2002, for short-term releases of pipeline capacity of less than one year,

  . permits pipelines to file for authority to charge different maximum cost-based rates for peak and off-peak periods,

  .  encourages, but does not mandate, auctions for pipeline capacity,

  .  requires pipelines to implement imbalance management services,

  . restricts the ability of pipelines to impose penalties for imbalances, overruns and non-compliance with operational flow orders, and

  .  implements a number of new pipeline reporting requirements.

   Order No. 637 also requires the Federal Energy Regulatory Commission Staff to analyze whether the Federal Energy Regulatory Commission should implement additional fundamental policy changes. These include whether to pursue performance-based or other non-cost based ratemaking techniques and whether the Federal Energy Regulatory Commission should mandate greater standardization in terms and conditions of service across the interstate pipeline grid.

   In April 1999 the Federal Energy Regulatory Commission issued Order No. 603, which implemented new regulations governing the procedure for obtaining authorization to construct new pipeline facilities. In September 1999, the Federal Energy Regulatory Commission issued a related policy statement establishing a presumption in favor of requiring owners of new pipeline facilities to charge rates for service on new pipeline facilities based solely on the costs associated with such new pipeline facilities.

   We cannot predict what further action the Federal Energy Regulatory Commission will take on these matters, nor can we accurately predict whether the Federal Energy Regulatory Commission's actions will achieve the goal of increasing competition in markets in which our natural gas is sold. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers, gatherers and marketers.

   The Outer Continental Shelf Lands Act, which the Federal Energy Regulatory Commission implements as to transportation and pipeline issues, requires that all pipelines operating on or across the Outer Continental Shelf provide open-access, non-discriminatory service. Historically, the Federal Energy Regulatory Commission has opted not to impose regulatory requirements under its Outer Continental Shelf Lands Act authority on gatherers and other entities outside the reach of its Natural Gas Act jurisdiction. However, the Federal Energy Regulatory Commission recently issued Order No. 639, requiring that virtually all non-proprietary pipeline transporters of natural gas on the Outer Continental Shelf report information on their affiliations, rates and conditions of service. The reporting requirements established by the Federal Energy Regulatory Commission in Order No. 639 may apply, in certain circumstances, to operators of production platforms and other facilities on the Outer Continental Shelf, with respect to gas movements across such facilities. Among the Federal Energy Regulatory Commission's stated purposes in issuing such rules was the desire to increase transparency in the market, to provide producers and shippers on the Outer Continental Shelf with greater assurance of
(a) open-access services on pipelines located on the Outer Continental Shelf and (b) non-discriminatory rates and conditions of service on such pipelines.

   The Federal Energy Regulatory Commission retains authority under the Outer Continental Shelf Lands Act to exercise jurisdiction over gatherers and other entities outside the reach of its Natural Gas Act jurisdiction if necessary to ensure non-discriminatory access to service on the Outer Continental Shelf. We do not believe that any Federal Energy Regulatory Commission action taken under its Outer Continental Shelf Lands Act jurisdiction will affect us in a way that materially differs from the way it affects other natural gas producers, gatherers and marketers.

   Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, the Federal Energy Regulatory Commission and the courts. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by the Federal Energy Regulatory Commission and Congress will continue.

   Federal Leases. A substantial portion of our operations is located on federal natural gas and oil leases, which are administered by the Minerals Management Service pursuant to the Outer Continental Shelf Lands Act. These leases are issued through competitive bidding and contain relatively standardized terms. These leases require compliance with detailed Minerals Management Service regulations and orders that are subject to interpretation and change by the Minerals Management Service.

   For offshore operations, lessees must obtain Minerals Management Service approval for exploration, development and production plans prior to the commencement of such operations. In addition to permits required from other agencies such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency, lessees must obtain a permit from the Minerals Management Service prior to the commencement of drilling. The Minerals Management Service has promulgated regulations requiring offshore production facilities located on the Outer Continental Shelf to meet stringent engineering and construction specifications. The Minerals Management Service also has regulations restricting the flaring or venting of natural gas, and has proposed to amend such regulations to prohibit the flaring of liquid hydrocarbons and oil without prior authorization. Similarly, the Minerals Management Service has promulgated other regulations governing the plugging and abandonment of wells located offshore and the installation and removal of all production facilities.

   To cover the various obligations of lessees on the Outer Continental Shelf, the Minerals Management Service generally requires that lessees have substantial net worth or post bonds or other acceptable assurances that such obligations will be met. The cost of these bonds or assurances can be substantial, and there is no assurance that they can be obtained in all cases. We currently have several supplemental bonds in place. Under some circumstances, the Minerals Management Service may require any of our operations on federal leases to be suspended or terminated. Any such suspension or termination could materially adversely affect our financial condition and results of operations.

   The Minerals Management Service also administers the collection of royalties under the terms of the Outer Continental Shelf Lands Act and the oil and gas leases issued under the Act. The amount of royalties due is based upon the terms of the oil and gas leases as well as of the regulations promulgated by the Minerals Management Service. These regulations are amended from time to time, and the amendments can affect the amount of royalties that we are obligated to pay to the Minerals Management Service. However, we do not believe that these regulations or any future amendments will affect us in a way that materially differs from the way it affects other oil and gas producers, gathers and marketers.

   Oil Price Controls and Transportation Rates. Sales of crude oil, condensate and natural gas liquids by us are not currently regulated and are made at market prices. In a number of instances, however, the ability to transport and sell such products is dependent on pipelines whose rates, terms and conditions of service are subject to Federal Energy Regulatory Commission jurisdiction under the Interstate Commerce Act. In other instances, the ability to transport and sell such products is dependent on pipelines whose rates, terms and conditions of service are subject to regulation by state regulatory bodies under state statutes.

   The regulation of pipelines that transport crude oil, condensate and natural gas liquids is generally more light-handed than the Federal Energy Regulatory Commission's regulation of gas pipelines under the Natural Gas Act. Regulated pipelines that transport crude oil, condensate, and natural gas liquids are subject to common carrier obligations that generally ensure non-discriminatory access. With respect to interstate pipeline transportation subject to regulation of the Federal Energy Regulatory Commission under the Interstate Commerce Act, rates generally must be cost-based, although market-based rates or negotiated settlement rates are permitted in certain circumstances. Pursuant to Federal Energy Regulatory Commission Order No. 561, pipeline rates are subject to an indexing methodology. Under this indexing methodology, pipeline rates are subject to changes in the Producer Price Index for Finished Goods, minus one percent. A pipeline can seek to increase its rates above index levels provided that the pipeline can establish that there is a substantial divergence between the actual costs experienced by the pipeline and the rate resulting from application of the index. A pipeline can seek to charge market-based rates if it establishes that it lacks significant market power. In addition, a pipeline can establish rates pursuant to settlement if agreed upon by all current shippers. A pipeline can seek to establish initial rates for new services through a cost-of-service proceeding, a market-based rate proceeding, or through an agreement between the pipeline and at least one shipper not affiliated with the pipeline. The Federal Energy Regulatory Commission indicated in Order No. 561 that it will assess in 2000 how the rate-indexing method is operating. The Federal Energy Regulatory Commission issued a Notice of Inquiry on July 27, 2000 seeking comment on whether to retain or to change the existing index.

   With respect to intrastate crude oil, condensate and natural gas liquids pipelines subject to the jurisdiction of state agencies, regulation is generally less rigorous than the regulation of interstate pipelines. State agencies have generally not investigated or challenged existing or proposed rates in the absence of shipper complaints or protests. Complaints or protests have been infrequent and are usually resolved informally.

   We do not believe that the regulatory decisions or activities relating to interstate or intrastate crude oil, condensate, or natural gas liquids pipelines will affect us in a way that materially differs from the way it affects other crude oil, condensate, and natural gas liquids producers or marketers.

   Environmental Regulations. Our operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Public interest in the protection of the environment has increased dramatically in recent years. Offshore drilling in some areas has been opposed by environmental groups and, in some areas, has been restricted. To the extent laws are enacted or other governmental action is taken that prohibits or restricts offshore drilling or imposes environmental protection requirements that result in increased costs to the natural gas and oil industry in general and the offshore drilling industry in particular, our business and prospects could be adversely affected.

   The Oil Pollution Act of 1990 and related regulations impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. The Oil Pollution Act of 1990 assigns liability to each responsible party for oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. Even if applicable, the liability limits for offshore facilities require the responsible party to pay all removal costs, plus up to $75.0 million in other damages. Few defenses exist to the liability imposed by the Oil Pollution Act of 1990.

   The Oil Pollution Act of 1990 also requires a responsible party to submit proof of its financial responsibility to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill. As amended by the Coast Guard Authorization Act of 1996, the Oil Pollution Act of 1990 requires parties responsible for offshore facilities to provide financial assurance in the amount of $35.0 million to cover potential Oil Pollution Act of 1990 liabilities. This amount can be increased up to $150.0 million if a study by the Minerals Management Service indicates that an amount higher than $35.0 million should be required. On August 11, 1998, the Minerals Management Service adopted a rule implementing these Oil Pollution Act of 1990 financial responsibility requirements. We are in compliance with this rule.

   In addition, the Outer Continental Shelf Lands Act authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating on the Outer Continental Shelf. Specific design and operational standards may apply to Outer Continental Shelf vessels, rigs, platforms and structures. Violations of lease conditions or regulations issued pursuant to the Outer Continental Shelf Lands Act can result in substantial civil and criminal penalties, as well as potential court injunctions curtailing operations and the cancellation of leases. Such enforcement liabilities can result from either governmental or private prosecution.

   The Oil Pollution Act of 1990 also imposes other requirements, such as the preparation of an oil spill contingency plan. We have such a plan in place. We are also regulated by the Clean Water Act, which prohibits any discharge into waters of the United States except in strict conformance with discharge permits issued by federal or state agencies. We have obtained, and are in material compliance with, the discharge permits necessary for our operations. We could become subject to similar state and local water quality laws and regulations in the future if we conduct production or drilling activities in state coastal waters. Failure to comply with the ongoing requirements of the Clean Water Act or inadequate cooperation during a spill event may subject a responsible party to civil or criminal enforcement actions.

   The Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on some classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We could be subject to liability under CERCLA because our drilling and production activities generate relatively small amounts of liquid and solid wastes that may be subject to classification as hazardous substances under CERCLA. These wastes must be brought to shore for proper disposal under the Resource Conservation and Recovery Act. We minimize this potential liability by selecting reputable contractors to dispose of our wastes at government approved landfills or other types of disposal facilities.

   Our operations are also subject to regulation of air emissions under the Clean Air Act and the Outer Continental Shelf Lands Act. Implementation of these laws could lead to the gradual imposition of new air pollution control requirements on our operations. Therefore, we may incur capital expenditures over the next several years to upgrade our air pollution control equipment. We could also become subject to similar state and local air quality laws and regulations in the future if we conduct production or drilling activities in state coastal waters. We do not believe that our operations would be materially affected by any such requirements, nor do we expect such requirements to be any more burdensome to us than to other companies our size involved in natural gas and oil development and production activities.

   In addition, legislation has been proposed in Congress from time to time that would reclassify some natural gas and oil exploration and production wastes as "hazardous wastes," which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If Congress were to enact this legislation, it could increase our operating costs, as well as those of the natural gas and oil industry in general. Initiatives to further regulate the disposal of natural gas and oil wastes are also pending in some states, and these various initiatives could have a similar impact on us.

   Our management believes that we are in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on us.

 U.K. Regulations of Natural Gas and Oil Production

   In connection with our expansion of our business in the Southern Gas Basin of the U.K. North Sea, we will be subject to various U.K. laws and regulations.

   Licensing. Pursuant to the Petroleum Act 1998, all natural gas and oil reserves contained in properties located in Great Britain are the property of the U.K. government. The development and production of natural gas and oil reserves in the U.K. North Sea requires a petroleum production license granted by the U.K. government. Prior to developing a field, we will be required to obtain from the Secretary of State for Trade and Industry a consent to develop that field. We will also be required to obtain the consent of the Secretary of State for Trade and Industry in the event we wish to transfer an interest in a license.

   The terms of the petroleum production licenses are based on model license clauses applicable at the time of the issuance of the license. Licenses frequently contain regulatory provisions governing matters such as working method, pollution and training, and reserve to the Secretary of State for Trade and Industry the power to direct some of the licensee's activities. For example, a licensee may be precluded from carrying out development or production activities other than with the consent of the Secretary of State for Trade and Industry or in accordance with a development plan which the Secretary of State for Trade and Industry has approved. Breach of these requirements may result in the revocation of the license. In addition, licenses that we acquire may require us to pay fees and royalties on production and also impose certain other duties on us.

   Health and Safety, Environmental and Other Legislation. Our operations in the U.K. will be subject to the Petroleum Act 1998, which imposes a health and safety regime on offshore natural gas and oil production activities. The Petroleum Act 1998 also regulates the abandonment of facilities by licensees. In addition, the

Mineral Workings (Offshore Installations) Act provides a framework in which the government can impose additional regulations relating to health and safety. Since its enactment, a number of regulations have been promulgated relating to offshore construction and operation of offshore production facilities. Health and safety offshore is further governed by the Health and Safety at Work Act 1974 and applicable regulations. Our operations will also be subject to environmental laws and regulations imposed by both the European Union and the U.K. Parliament.

   Operatorship. Petroleum production licenses require the approval of the Secretary of State for Trade and Industry of a licensee to act as operator and who organizes or supervises all or any of the development and production operations of natural gas and oil properties subject thereto. As an operator we may obtain operational services from third parties, but would remain fully responsible for the operations as if we had conducted them ourself.

   Offshore Gas Transportation. Our operations in the U.K. may entail the construction of offshore pipelines which are subject to the provisions of the Petroleum Act 1998 and other legislation. The Petroleum Act 1998 requires a license to construct and operate a pipeline in U.K. North Sea, including its continental shelf. Easements to permit the laying of pipelines must be obtained from the Crown Estate Commissioners prior to their construction. We plan to use capacity in existing offshore pipelines in order to transport our gas. However, access to the pipelines of a third party would need to be obtained on a negotiated basis, and there is no assurance that we can obtain access to existing pipelines or, if access is obtained, it may only be on terms that are not favorable to us.

   Onshore Gas Transportation. The natural gas we produce may be transported through the U.K.'s onshore national gas transmission system, or NTS. The NTS is owned by a licensed gas transporter, BG Transco plc. The terms on which Transco must transport gas are governed by the Gas Acts 1986 and 1995, the gas transporter's license issued to Transco under those Acts and a network code. For us to use the NTS, we must obtain a shipper's license under the Gas Acts and arrange to have gas transported by Transco within the NTS. We will therefore be subject to the network code, which imposes obligations to payment, gas flow nominations, capacity booking and system imbalance. Applying for and complying with a shipper's license, and acting as a gas shipper, is expensive and administratively burdensome. Alternatively, we may sell natural gas "at the beach' before it enters the NTS or arrange with an existing gas shipper for them to ship the gas through the NTS on our behalf.

Employees

   At December 31, 2000, we had 28 full-time employees and two contract personnel in our Houston office and five full-time employees and three contract personnel in our London office. None of our employees is covered by a collective bargaining agreement. From time to time, we use the services of independent consultants and contractors to perform various professional services, particularly in the areas of construction, design, well-site supervision, permitting and environmental assessment. Independent contractors usually perform field and on-site production operation services for us, including gauging, maintenance, dispatching, inspection and well testing.

Legal Proceedings

   From time to time, we may be a party to various legal proceedings. We currently are not a party to any material litigation.

                                   MANAGEMENT

Directors, Executive Officers and Other Key Employees

   The following table sets forth the names, ages and positions of our executive officers, directors and other key employees.

                    Name                     Age            Position
                    ----                     ---            --------
 T. Paul Bulmahn............................  57 Chairman, President and
                                                 Director
 Gerald W. Schlief..........................  53 Senior Vice President
 Albert L. Reese, Jr. ......................  51 Senior Vice President and
                                                 Chief Financial Officer
 Leland E. Tate.............................  53 Senior Vice President,
                                                 Operations
 John E. Tschirhart.........................  50 Vice President, General
                                                 Counsel
 G. Ross Frazer.............................  45 Vice President, Engineering
 Keith R. Godwin............................  33 Vice President and Controller
 Carol E. Overbey...........................  49 Vice President, Corporate
                                                 Secretary and Director
 Arthur H. Dilly............................  71 Director
 Gerard J. Swonke...........................  56 Director
 Robert C. Thomas...........................  71 Director
 Walter Wendlandt...........................  71 Director

   The following biographies describe the business experience of our executive officers, directors and other key employees.

   T. Paul Bulmahn (BA, JD, MBA) has served as our Chairman and President since he founded the company in 1991. In 1991, he was elected Chairman, Houston Bar Association Oil, Gas and Mineral Law Section, and in 1992 was elected to serve for a three year term on the Oil & Gas Council of the State Bar of Texas. From 1988 to 1991, Mr. Bulmahn served as President and Director of Harbert Oil & Gas Corporation. From 1984 to 1988, Mr. Bulmahn served as Vice President, General Counsel of Plumb Oil Company. From 1978 to 1984, Mr. Bulmahn served as counsel for Tenneco's interstate gas pipelines and as regulatory counsel in Washington, D.C. From 1973 to 1978, Mr. Bulmahn served the Railroad Commission of Texas, the Public Utility Commission and the Interstate Commerce Commission as an administrative law judge. He has chaired various oil and gas industry seminars, including "Marginal Offshore Field Development" in 1996 and the "Upstream Oil and Gas E-Business Conference" in 2000, and has been a faculty lecturer in natural gas regulations. In June 2000, Mr. Bulmahn was selected Entrepreneur Of The Year 2000 in Energy & Energy Services by Ernst & Young LLP.

   Gerald W. Schlief (BBA, CPA, MBA) has served as our Senior Vice President since 1993 and is primarily responsible for acquisitions. Between 1990 and 1993, Mr. Schlief acted as a consultant for the onshore and offshore independent oil and gas industry. From 1984 to 1990, Mr. Schlief served as Vice President, Offshore Land for Plumb Oil Company where he managed the acquisition of interests in over 35 offshore properties. From 1983 to 1984, Mr. Schlief served as Offshore Land Consultant for Huffco Petroleum Corporation. He served as Treasurer and Landman for Huthnance Energy Corporation from 1981 to 1983. In addition, from 1974 to 1978, Mr. Schlief conducted audits of oil and gas companies for Arthur Andersen & Co., and from 1978 to 1981, he conducted audits of oil and gas companies for Spicer & Oppenheim.

   Albert L. Reese, Jr. (BBA, CPA, MBA) has served as our Chief Financial Officer since March 1999 and, in a consulting capacity, as our director of finance from 1991 until March 1999. He was also named Senior Vice President in August 2000. From 1986 to 1991, Mr. Reese was employed with the Harbert Corporation where he established a registered investment bank for the company to conduct project and corporate financings for energy, cogeneration, and small power activities. From 1979 to 1986, Mr. Reese served as chief financial officer of Plumb Oil Company and its successor, Harbert Energy Corporation. Prior to 1979, Mr. Reese served in various capacities with Capital Bank in Houston, the independent accounting firm of Peat, Marwick & Mitchell, and as a partner in Arnold, Reese & Swenson, a Houston-based accounting firm specializing in energy clients.

   Leland E. Tate (BS--Petroleum Engineering) has served as our Senior Vice President, Operations, since August 2000. Prior to joining ATP, Mr. Tate worked for over 30 years with Atlantic Richfield Company, a global energy company. From 1998 until July 2000, Mr. Tate served as the President of ARCO North Africa. He also was Director General of Joint Ventures at ARCO from 1996 to 1998. From 1994 to 1996, Mr. Tate served as ARCO's Vice President Operations & Engineering, where he led technical negotiations in field development. Prior to 1994, Mr. Tate's positions with ARCO included Director of Operations, ARCO British Ltd., where he was responsible for all operations in the North Sea; Vice President of Engineering, ARCO International; Senior Vice President Marketing and Operations, ARCO Indonesia; and for three years was Vice President and District Manager in Lafayette, Louisiana, where he managed operations on the Outer Continental Shelf and deep water of the Gulf of Mexico.

   John E. Tschirhart (BS--Marine Transportation, JD) joined us in November 1997 and has served as our Vice President, General Counsel since March 1998. Mr. Tschirhart was named Managing Director of ATP Oil & Gas (UK) Limited in July 2000. From 1993 to November 1997, Mr. Tschirhart worked as a partner at the law firm of Tschirhart and Daines, a partnership in Houston, Texas where he represented business clients in the energy industry. From 1985 to 1993 Mr. Tschirhart was in private practice handling civil litigation matters including oil and gas and employment law. From 1979 to 1985, he was with Coastal Oil & Gas Corporation and from 1974 to 1979 he was with Shell Oil Company.

   G. Ross Frazer (BS Summa Cum Laude--Nuclear Engineering) joined us in August 2000 as Vice President, Engineering. From 1993 to August 2000, he was with British-Borneo Exploration, Inc., an independent natural gas and oil company, as operations manager, engineering manager, and engineering design verification manager. This included responsibility for engineering and design verification for the deep water Gulf of Mexico Morpeth field in 1,700 feet of water and the Allegheny field in 3,300 feet of water. From 1997 to 1998, he was Chairman of the American Petroleum Institute Houston Chapter Advisory Board and presently serves on its Deep Water Operations Steering Committee.

   Keith R. Godwin (BBA, CPA) has served as our Controller since May 1997 and was named a Vice President in August 2000. From 1995 to May 1997, Mr. Godwin was in private industry as Corporate Accounting Manager with Champion Healthcare Corporation, a publicly traded healthcare company. From 1990 to 1995, Mr. Godwin was employed as an accountant with the independent accounting firm of Coopers & Lybrand L.L.P. where he conducted audits primarily in the energy industry.

   Carol E. Overbey (BSW, AAS--RN) has served as a director and our Corporate Secretary since 1991 and has served as Vice President since August 2000. Ms. Overbey served as our Treasurer from 1991 to 1999. From 1985 to 1991, Ms. Overbey was Vice President/Controller of Continuity Corporation. She also served in 1991 as Assistant to the President at Harbert Oil & Gas Corporation and assisted in developing gas marketing operations.

   Arthur H. Dilly (BA with honors, MA) has served as a director since January 2001. From 1981 to 1998, Mr. Dilly served as Executive Secretary of the Board of Regents of the University of Texas System. He currently serves as Chairman and Chief Executive Officer of Austin Geriatrics Center, Inc., a nonprofit agency providing elderly support services, a post he has held since 1990. He has served as Vice Chairman of the Board of Directors of the Shivers Cancer Foundation, a nonprofit organization providing patient support services and education, since 1998. From 1978 to 1981, he was Executive Director for Development, The University of Texas System.

   Gerard J. Swonke (BA--Economics, JD) has served as a director since 1995. Since 1985, he has been Of Counsel to the law firm of Greenberg, Peden, Siegmyer & Oshman, P.C. representing domestic and international oil and gas clients in contract drafting and negotiations, including in Indonesia, Africa and the North Sea. From 1975 to 1985 he was Counsel for Aminoil, Inc. with responsibility for onshore and offshore matters. From 1967 to 1974 when he received his law degree he was Controller for Automated Systems Corporation with responsibility for corporate accounting and preparation of financial statements and corporate tax returns.

   Robert C. Thomas (BS--Geological Engineering) has served as a director since January 2001. Since 1994, Mr. Thomas has served as Chairman of the Board of The Sarkeys Energy Center of the University of Oklahoma and as a Senior Associate with Cambridge Energy Research Associates, an independent energy consulting firm. Additionally, he has served as Vice Chairman of the Gas Research Institute Advisory Council (now Gas Technology Institute), since 1998. In 1994, Mr. Thomas stepped down as Chairman and Chief Executive Officer of Tenneco Gas when he reached mandatory retirement age after thirty-eight years with Tenneco beginning in 1956. He was elected president of Tenneco Gas in 1983 and chairman and chief executive officer in 1990. He was with Tenneco's domestic exploration and production operations until 1970 when he was elected Vice President of Tenneco Oil Company's Canadian subsidiary with responsibility for all engineering, drilling, processing plant and production operations. Mr. Thomas is presently a member of the Board of Directors of Marine Drilling Companies, Inc. and PetroCorp Incorporated. He is immediate past Chairman of the Board of Directors of the YMCA of the Greater Houston Area and President of the Board of Directors of Houston Hospice. He additionally has served on the Board of Governors of The Houston Forum. Mr. Thomas has also served over 10 years on each of the following Board of Directors: The Interstate Natural Gas Association of America (INGAA), the American Gas Association (AGA), Gas Research Institute (GRI), and the Institute of Gas Technology (IGT). From 1989 to 1994 he was a member of the National Petroleum Council (NPC) and served as a Vice President of the International Association of LNG Importers (GIIGNL) headquartered in Paris.

   Walter Wendlandt (BS--Mechanical Engineering, JD) has served as a director since January 2001. He was Director, Railroad Commission of Texas for a total of eighteen years during the period from 1961 to 1985. Mr. Wendlandt has been a sole practitioner of law since 1984. He served as a Trustee of the Augustana Annuity Trust from 1964 to 1992, a Director of the Georgetown Railroad from 1979 to 1982, and Director of Lamar Savings Association in 1989. He additionally has served as President, National Conference of State Transportation Specialists; Chairman, State Bar Committee on Public Utilities Law; and was a member for six years of the Technical Pipeline Safety Standards Committee of the U.S. Department of Transportation.

Board of Directors

   Our board of directors currently has six members divided into three classes. The members of each class serve staggered, three-year terms. Upon the expiration of the term of a class of directors, directors in that class are elected for three-year terms at the annual meeting of shareholders in the year in which their term expires. The classes are as follows:

  . Class I Directors. Mr. Bulmahn and Mr. Swonke are Class I Directors whose terms will expire at the 2001 annual meeting of shareholders;

  . Class II Directors. Ms. Overbey and Mr. Wendlandt are Class II Directors whose terms will expire at the 2002 annual meeting of shareholders; and

  . Class III Directors. Mr. Thomas and Mr. Dilly are Class III Directors whose terms will expire at the 2003 annual meeting of shareholders.

Committees of the Board of Directors

   Our board of directors has established an audit committee and a compensation committee.

 Audit Committee

   The audit committee consists of Messrs. Swonke, Thomas and Wendlandt. The audit committee is responsible for:

  . recommending annually to our board of directors the selection of our independent public accountants;

  . reviewing and approving the scope of our independent public accountants' audit activity and the extent of non-audit services;

  . reviewing with management and the independent public accountants the adequacy of our basic accounting systems and the effectiveness of our internal audit plan and activities;

  . reviewing our financial statements with management and the independent public accountants and exercising general oversight of our financial reporting process; and

  . reviewing our litigation and other legal matters that may affect our financial condition and monitoring compliance with our business ethics and other policies.

 Compensation Committee

   The compensation committee consists of Messrs. Thomas, Dilly and Swonke. This committee's responsibilities include:

  . administering and granting awards under our 2000 Stock Plan;

  . reviewing the compensation of our President and recommendations of the President as to appropriate compensation for our other executive officers and key personnel;

  . examining periodically our general compensation structure; and

  . supervising our welfare and pension plans and compensation plans.

Compensation Committee Interlocks and Insider Participation

   None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Compensation of Directors

   Upon the closing of this offering, we intend to grant to each of our non-employee directors options to purchase 5,000 shares of common stock at an exercise price equal to the price paid by the public in this offering for serving as a member of our board of directors. In addition, each outside director receives $2,000 per board meeting and $500 per committee meeting attended and is reimbursed for expenses incurred. Directors who are our employees will not receive cash compensation for their services as directors or members of committees of the board.

Executive Compensation

   The following table sets forth information regarding the compensation of our President and each of our four other most highly compensated executive officers for the year ended December 31, 2000. The annual compensation amounts in the table exclude perquisites and other personal benefits because they did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each executive officer:

                        2000 Summary Compensation Table

                                                   Annual
                                                Compensation
                                              -----------------    All Other
Name and Principal Position                    Salary   Bonus   Compensation(1)
---------------------------                   -------- -------- ---------------
T. Paul Bulmahn (2).......................... $155,600 $ 85,500     $5,300
 Chairman and President
Gerald W. Schlief (2)........................ $146,900 $ 31,400     $5,300
 Senior Vice President
Albert L. Reese, Jr.......................... $125,000 $123,800     $4,400
 Senior Vice President and Chief Financial
  Officer
John E. Tschirhart........................... $100,000 $ 31,268     $2,700
 Vice President, General Counsel
Keith R. Godwin.............................. $ 93,000 $ 37,200     $3,900
 Vice President and Controller

(1) Consists of matching contributions to our 401k savings plan.

(2) As described in "Related Party Transactions," during 2000 Mr. Bulmahn and Mr. Schlief each received an overriding royalty interest in a property at the time we acquired our interest in the property. We recorded a non-cash charge of $0.3 million in connection with their receiving such interests.

   Each of the bonus amounts shown in the table was awarded by the board of directors after consideration of the performance of each of the officers and bonuses paid to similarly situated executives of companies of comparable size in the natural gas and oil industry.

Stock Options

   The following table presents information concerning options granted to the named executive officers during the year ended December 31, 2000:

                                                                                    Potential Realizable Value at Assumed
                                                                                            Annual Rates of Stock
                                       Individual Grants                            Price Appreciation for Option Term(3)
                       -------------------------------------------------            -------------------------------------
                        Number of Shares   Percent of Total  Exercise or
                           Underlying     Options Granted to Base Price  Expiration
Name                   Options Granted(1) Employees in 2000   Per Share   Date(2)        0%           5%          10%
----                   ------------------ ------------------ ----------- ---------- ------------ ------------ -------------
John E. Tschirhart....       35,714              9.7%           $3.85     8/1/2005      $451,782     $614,590     $811,544
Keith R. Godwin.......       14,286              3.9%           $3.85     8/1/2005  $    180,718 $    245,843 $    324,627

--------
(1) The options were granted on August 1, 2000. Under our 1998 Stock Option Plan, one third of the options vest on each of 60 days, one year and two years following the closing of this offering.
(2) The terms of these options provide that upon the closing of this offering, the expiration date will be extended to the fifth anniversary of the closing.

(3) In accordance with the rules of the Securities and Exchange Commission, shown are the gains or "option spreads" that would exist for the respective options granted. These gains are based on the assumed rates of annual compound stock price appreciation of 0%, 5% and 10% from the date the option was granted over the full option term. We have assumed for these purposes that the stock price on the date of grant was $16.50, which is the mid-point of the price range listed on the cover of this prospectus. These assumed annual compound rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices.

2000 Stock Plan

   Our board of directors and our shareholders have adopted the 2000 Stock Plan. The purpose of the plan is to provide directors, employees and consultants of ATP and its subsidiaries additional incentive and reward opportunities designed to enhance the profitable growth of our company. The plan provides for the granting of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, options that do not constitute incentive stock options and restricted stock awards. The plan is administered by the compensation committee of our board of directors. In general, the compensation committee is authorized to select the recipients of awards and the terms and conditions of those awards.

   The number of shares of common stock that may be issued under the plan will not exceed 4,000,000 shares, subject to adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in our capital structure. Shares of common stock which are attributable to awards which have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards. The maximum number of shares of common stock that may be subject to awards granted under the plan to any one individual during the term of the plan will not exceed 50% of the aggregate number of shares that may be issued under the plan. The price at which a share of common stock may be purchased upon exercise of an option granted under the plan will be determined by the compensation committee but (a) in the case of an incentive stock option, such purchase price will not be less than the fair market value of a share of common stock on the date such option is granted, and (b) in the case of an option that does not constitute an incentive stock option, such purchase price will not be less than 50% of the fair market value of a share of common stock on the date such option is granted.

   Shares of common stock that are the subject of a restricted stock award under the plan will be subject to restrictions on disposition by the holder of such award and an obligation of such holder to forfeit and surrender the shares to the under certain circumstances. The restrictions will be determined by the compensation committee in its sole discretion, and the compensation committee may provide that the restrictions will lapse upon (a) the attainment of one or more performance targets established by the compensation committee, (b) the award holder's continued employment with ATP or continued service as a consultant or director for a specified period of time, (c) the occurrence of any event or the satisfaction of any other condition specified by the compensation committee in its sole discretion or (d) a combination of any of the foregoing.

   No awards under the plan may be granted after ten years from the date the plan is adopted by our board of directors. The plan will remain in effect until all awards granted under the plan have been satisfied or expired. Our board of directors in its discretion may terminate the plan at any time with respect to any shares of common stock for which awards have not been granted. The plan may be amended, other than to increase the maximum aggregate number of shares that may be issued under the plan or to change the class of individuals eligible to receive awards under the plan, by our board of directors without the consent of our shareholders. No change in any award previously granted under the plan may be made which would impair the rights of the holder of such award without the approval of the holder.

1998 Stock Option Plan

   In December 1998, our board of directors and our shareholders adopted the ATP Oil & Gas Corporation 1998 Stock Option Plan. Following this offering, the options granted under the plan will remain outstanding until their termination dates; however, no additional options will be granted.

   Options granted under the plan expire on the later to occur of five years from the date the 1998 Stock Option Plan was adopted or five years following an underwritten public offering in a minimum amount of $5,000,000. Options granted to an individual who, at the time of the grant, owned more than 10% of our common stock expire five years from the date of the grant. Each option under the 1998 Stock Option Plan may be exercised at any time after the grant, subject to the limitation that these options shall not be exercisable for more than a percentage of the aggregate number of shares offered by such option determined by the occurrence of an initial public offering in accordance with the following schedule:

                                                                     % of shares
                        Dates involving occurrence                   vested and
                        of initial public offering                   exercisable
                        --------------------------                   -----------
      Prior to date of initial public offering......................       0
      Sixty days after date of initial public offering..............     33 1/3
      First anniversary of initial public offering..................     66 2/3
      Second anniversary of initial public offering.................     100

   If there is a merger or consolidation of ATP that results in at least 40% of the outstanding voting stock of ATP (or the successor of ATP) being owned by persons or entities other than the shareholders of ATP prior to the merger or consolidation, all outstanding options will become vested and fully exercisable for the remainder of their terms. If there is a change in control other than as described in the preceding sentence, then the compensation committee may effect certain alternatives with respect to the options, including permitting exercise of the options for a limited period of time, requiring surrender of the options in exchange for cash payments, or providing for subsequent exercise for the number and class of shares of stock or other securities or property in accordance with the terms of the transaction.

401k Savings Plan

   Effective March 1, 1997, we adopted a 401k savings plan. This savings and profit sharing plan covers all of our employees. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and Section 401(a) of the Internal Revenue Code.

   The assets of the plan are held and the related investments are executed by the plan's trustee. Participants in the plan have investment alternatives in which to direct their funds and may direct their funds in one or more of these investment alternatives. We pay all administrative fees on behalf of the plan. The plan provides for discretionary matching by ATP which is currently 50% of each participant's contributions up to 6% of the participant's compensation. We contributed $7,695 for the year ended December 31, 1998, $30,966 for the year ended December 31, 1999 and $44,063 for the nine months ended September 30, 2000.

ATP All-Employee Bonus Program

   The ATP All-Employee Bonus Program is a bonus program designed to benefit all employees based upon our overall performance. We have historically made payments to employees through the All-Employee Bonus Program on a semi-annual basis. The amount available for each employee under this program is based upon a formula that considers length of service and base compensation. Each employee is eligible to participate in the program allocations effective the first day of the month following the employee's date of employment with ATP. There are certain restrictions related to payment of an employee's allocation from the program within their first year of employment. Those payments have represented approximately 20% of average eligible compensation during the allocation period.

                           RELATED PARTY TRANSACTIONS

   In 1997, 1998 and 2000, Mr. Bulmahn, Mr. Schlief and Ms. Overbey each received overriding royalty interests in three of our properties, ranging in amounts from 0.2% to 3.0%, at the time we acquired our interests in the properties. In 1999, Mr. Bulmahn and Mr. Schlief each received an overriding royalty interest of 1.0% in one of our properties at the time we acquired it. In connection with their receiving these interests, we recorded no charges in 1997 and non-cash charges of $526,100 in 1998, $558,000 in 1999 and $281,500 in
the first nine months of 2000. These overriding royalty interests entitle the holder to receive a designated percentage of the net revenue during the life of the property. Our officers received these interests for their contributions to our growth during our early years and in order to align their interests with the growth in our operating revenues and cash flow. We do not expect our officers to receive such interests in the future.

   We intend to enter into indemnification agreements with our officers and directors containing provisions requiring us to, among other things, indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers or directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance expenses they incur as a result of any proceeding against them as to which they could be indemnified.

                       PRINCIPAL AND SELLING SHAREHOLDERS

   The following table presents information regarding beneficial ownership of our common stock as of December 31, 2000 and as adjusted to reflect the sale of common stock in this offering, by:

  . each person who we know owns beneficially more than 5% of our common stock;

  . each of our directors;

  . the persons named in our 2000 Summary Compensation Table;

  . all of our current officers and directors as a group; and

  . the selling shareholders.

   Unless otherwise indicated, each person listed has sole voting and dispositive power over the shares indicated as owned by that person, and the address of each shareholder is the same as our address. Furthermore, under the regulations of the SEC, shares are deemed to be "beneficially owned" by a person if the holder directly or indirectly has or shares the power to vote or dispose of these shares, whether or not the holder has any pecuniary interest in these shares, or if the holder has the right to acquire the power to vote or dispose of these shares within 60 days following the closing of this offering, including any right to acquire through the exercise of any option, warrant or right.

                                                         Percentage Beneficial Ownership
                                                      --------------------------------------
                                       Maximum Number                         After Offering
                                        of Shares to           After Offering   (Assuming
                                        be Sold Upon            (Assuming No   Exercise of
                             Shares     Exercise of             Exercise of   Over-Allotment
                          Beneficially Over-Allotment  Before  Over-Allotment   Option in
Beneficial Owner             Owned       Option(1)    Offering    Option)         Full)
----------------          ------------ -------------- -------- -------------- --------------
T. Paul Bulmahn.........    9,014,067      709,852      63.1%       41.4%          38.1%
Gerald W. Schlief.......    3,493,933      275,153      24.5%       16.0%          14.8%
Carol E. Overbey........    1,164,738       91,721       8.2%        5.3%           4.9%
Albert L. Reese, Jr.....      612,976       48,274       4.3%        2.8%           2.6%
John E. Tschirhart(2)...       41,667           --         *           *              *
Keith R. Godwin(2)......       14,286           --         *           *              *
Arthur H. Dilly(3)......        5,000           --         *           *              *
Gerard J. Swonke(3).....        5,000           --         *           *              *
Robert C. Thomas(3).....        5,000           --         *           *              *
Walter Wendlandt(3).....        5,000           --         *           *              *
All current officers and
 directors as a group
 (12 persons)(4)........   14,404,524    1,125,000       100%       65.5%          60.4%

--------
 *   Represents beneficial ownership of less than 1%.
(1) If the over-allotment option is exercised in full, then the selling shareholders will sell the number of shares of common stock indicated. If the over-allotment option is exercised in part, then the number of shares to be sold by each selling shareholder will be allocated pro rata, based on the maximum number of shares to be sold by each selling shareholder upon exercise of the over-allotment option.
(2) Consists of shares that may be acquired 60 days after the closing of this offering through the exercise of stock options.
(3) Consists of options to purchase 5,000 shares at an exercise price equal to the price paid by the public in this offering which we will grant to our non-employee directors upon the close of this offering.
(4) Includes 118,810 shares that may be acquired after the closing of this offering through the exercise of stock options.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. We have 14,285,714 outstanding shares of common stock and no outstanding shares of preferred stock. We have outstanding options to purchase 644,822 shares of common stock, none of which are currently exercisable. On completion of this offering, we will have 21,785,714 outstanding shares of common stock.

Common Stock

   Subject to any special voting rights of any series of preferred stock that we may issue in the future, each share of common stock has one vote on all matters voted on by our shareholders, including the election of our directors. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election, subject to the rights, powers and preferences of any outstanding series of preferred stock.

   No share of common stock affords any preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Holders of common stock will be entitled to dividends in the amounts and at the times declared by our board of directors in its discretion out of funds legally available for the payment of dividends.

   Holders of common stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

   At the direction of our board, we may issue shares of preferred stock from time to time. Our board of directors may, without any action by holders of the common stock:

  . adopt resolutions to issue preferred stock in one or more classes or series;

  . fix or change the number of shares constituting any class or series of preferred stock; and

  . establish or change the rights of the holders of any class or series of preferred stock.

   The rights of any class or series of preferred stock may include, among others:

  . general or special voting rights;

  . preferential liquidation or preemptive rights;

  . preferential cumulative or noncumulative dividend rights;

  . redemption or put rights; and

  . conversion or exchange rights.

   We may issue shares of, or rights to purchase, preferred stock the terms of which might:

  . adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock;

  . discourage an unsolicited proposal to acquire us; or

  . facilitate a particular business combination involving us.

   Any of these actions could discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over its then market price.

Anti-Takeover Provisions of our Articles of Incorporation and Bylaws

   The provisions of Texas law and our articles of incorporation and bylaws we summarize below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

 Business Combinations Under Texas Law

   We are a Texas corporation and, upon completion of the offering, will be subject to Part Thirteen of the Texas Business Corporation Act, known as the "Business Combination Law." In general, this law will prevent us from engaging in a business combination with an affiliated shareholder, or any affiliate or associate of an affiliated shareholder, for a three-year period after the date such person became an affiliated shareholder, unless:

  . our board of directors approves the acquisition of shares that causes such person to become an affiliated shareholder before the date such person becomes an affiliated shareholder,

  . our board of directors approves the business combination before the date such person becomes an affiliated shareholder, or

  . holders of at least two-thirds of our outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates approve the business combination within six months after the date such person becomes an affiliated shareholder.

   Under this law, any person that owns or has owned 20% or more of our voting shares during the preceding three-year period is an "affiliated shareholder." The law defines "business combination" generally as including:

  . mergers, share exchanges or conversions involving an affiliated shareholder,

  . dispositions of assets involving an affiliated shareholder:

    --having an aggregate value equal to 10% or more of the market value of our assets,

    --having an aggregate value equal to 10% or more of the market value of our outstanding common stock, or

    --representing 10% or more of our earning power or net income,

  . issuances or transfers of securities by us to an affiliated shareholder other than on a pro rata basis,

  . plans or agreements relating to our liquidation or dissolution involving an affiliated shareholder,

  . reclassifications, recapitalizations, distributions or other transactions that would have the effect of increasing an affiliated shareholder's percentage ownership of our outstanding voting stock, and

  . the receipt of tax, guarantee, pledge, loan or other financial benefits by an affiliated shareholder other than proportionally as one of our shareholders.

 Written Consent of Shareholders

   Our articles of incorporation provide that any action by our shareholders must be taken at an annual or special meeting of shareholders. Special meetings of the shareholders may be called only by holders of not less than 50% of all the shares entitled to vote.

 Advance Notice Procedure for Shareholder Proposals

   Our bylaws establish an advance notice procedure for the nomination of candidates for election as directors as well as for shareholder proposals to be considered at annual meetings of shareholders. In general, notice of intent to nominate a director must contain specific information concerning the person to be nominated and must be delivered to or mailed and received at our principal executive offices as follows:

  . With respect to an election to be held at the annual meeting of shareholders, not less than 90 days nor more than 120 days prior to the first anniversary date of the preceding year's annual meeting of shareholders.

  . With respect to an election to be held at a special meeting of shareholders for the election of directors, not earlier than the close of business on the 120th day prior to the special meeting and not later than the close of business on the later of the 90th day prior to the special meeting or the 10th day following the day on which public disclosure is first made of the date of the special meeting.

   Notice of shareholders' intent to raise business at an annual meeting must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the preceding year's annual meeting of shareholders. These procedures may operate to limit the ability of shareholders to bring business before a shareholders meeting, including with respect to the nomination of directors or considering any transaction that could result in a change of control.

 Classified Board; Removal of Director

   Our bylaws provide that the members of our board of directors are divided into three classes as nearly equal as possible. Each class is elected for a three-year term. At each annual meeting of shareholders, approximately one-third of the members of the board of directors are elected for a three-year term and the other directors remain in office until their three-year terms expire. Furthermore, our bylaws provide that neither any director nor the board of directors may be removed without cause, and that any removal for cause would require the affirmative vote of the holders of at least a majority of the voting power of the outstanding capital stock entitled to vote for the election of directors. Thus, control of the board of directors cannot be changed in one year without removing the directors for cause as described above; rather, at least two annual meetings must be held before a majority of the members of the board of directors could be changed.

Limitation of Liability of Officers and Directors

   Our articles of incorporation provide that no director shall be personally liable to ATP or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability as follows:

  . for any breach of the director's duty of loyalty to ATP or its shareholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . for an act or omission for which the liability of a director is expressly provided by an applicable statute; and

  . for any transaction from which the director derived an improper personal benefit.

   The effect of these provisions is to eliminate the rights of ATP and its shareholders, through derivative suits on behalf of ATP, to recover monetary damages against a director for a breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Transfer Agent and Registrar

   The transfer agent and registrar of our common stock is Mellon Investor Services LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no public market for our common stock. Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could cause the market price of our common stock to fall and could affect our ability to raise capital on terms favorable to us in the future.

   Upon completion of this offering, we will have outstanding 21,785,714 shares of common stock. The shares of common stock sold in this offering, plus any shares sold upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act unless purchased by our affiliates as that term is defined in Rule 144 under the Securities Act.

   The remaining 14,285,714 shares of common stock outstanding, or 13,160,714 shares if the underwriters exercise the over-allotment option in full, will be restricted securities under Rule 144. Restricted securities may be sold in the public market only if the sale is registered or if it qualifies for an exemption from registration, such as under Rule 144 under the Securities Act, which is summarized below. In addition, sales of these securities will be subject to the restrictions on transfer contained in the lock-up agreements described below.

   All of our directors, executive officers and other key employees have agreed that they will not, without the prior written consent of the representatives of the underwriters, sell or otherwise dispose of any shares of common stock or options to acquire shares of common stock during the 180-day period following the closing of this offering. See "Underwriting." Lehman Brothers Inc., in its sole discretion, may release the shares subject to the lock-up agreements in whole or in part at any time with or without notice. When determining whether to release shares from the lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the shareholders' reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Rule 144

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . one percent of the number of shares of common stock then outstanding, which will equal 217,857 shares immediately after this offering; or

  . the average weekly trading volume of the common stock on the Nasdaq
    National Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to the sale.

   Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

   Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

   Rule 701 permits resales of shares in reliance on Rule 144 but without compliance with specified restrictions of Rule 144. Any employee, officer or director of ATP who receives shares upon exercise of options granted prior to the offering may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell those shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. After the expiration of that 90-day period, 116,131 shares subject to outstanding options could be sold under Rule 701.

Stock Options

   Following the consummation of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our 2000 Stock Plan. This registration will permit the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act. Shares registered under the Form S-8 registration statement held by affiliates will be subject to Rule 144 volume limitations and the lock-up period described above.

                                  UNDERWRITING

   Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, Lehman Brothers Inc., CIBC World Markets Corp., Dain Rauscher Incorporated, Raymond James & Associates, Inc. and Fidelity Capital Markets, a division of National Financial Services LLC, are acting as representatives of each of the underwriters named below. Under the underwriting agreement, each of the underwriters has agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

                                                                     Number of
Underwriter                                                           Shares
-----------                                                          ---------
Lehman Brothers Inc. ...............................................
CIBC World Markets Corp. ...........................................
Dain Rauscher Incorporated..........................................
Raymond James & Associates, Inc. ...................................
Fidelity Capital Markets, a division of National Financial Services
 LLC................................................................
                                                                     ---------
    Total........................................................... 7,500,000
                                                                     =========

   The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement and that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

   The following table shows the underwriting fees to be paid to the underwriters by us and the selling shareholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares from the selling shareholders described below. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to purchase the shares from us and the selling shareholders. On a per share basis, the
underwriting fee is    % of the initial public offering price.

                                                       No Exercise Full Exercise
                                                       ----------- -------------
Per share.............................................    $           $
Total.................................................    $           $

   The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at this public offering price less a selling
concession not in excess of $      per share. The underwriters may allow, and
the dealers may reallow, a concession not in excess of $    per share to
brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

   We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts, will be approximately $1,000,000.

   The selling shareholders have granted to the underwriters an option to purchase up to an aggregate of 1,125,000 of their shares of common stock exercisable to cover over-allotments, if any, at the initial public offering price less the underwriting discounts shown on the cover page of this prospectus. The underwriters may exercise this option any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the table above and the selling shareholders will be obligated, under the over-allotment option, to sell to the underwriters their shares of common stock.

   We have agreed that, without the consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for a period of 180 days from the date of this prospectus. All of our directors, executive officers and other key employees have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for the period ending 180 days after the date of this prospectus. See "Shares Eligible for Future Sale."

   Prior to the offering, there has been no public market for the shares of our common stock. The initial public offering price has been negotiated between the representatives and us. The material factors considered in determining the initial public offering price of the common stock, in addition to prevailing market conditions, were:

  . our historical performance and capital structure;

  . estimates of our business potential and earning prospects;

  . an overall assessment of our management; and

  . the above factors in relation to market valuation of companies in related businesses.

   Fidelity Capital Markets, a division of National Financial Services LLC, is acting as an underwriter of this offering and will be facilitating electronic distribution through the Internet.

   Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "ATPG", subject to notice of issuance.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities. We have further agreed to indemnify Lehman Brothers Inc. against liabilities related to the directed share program referred to below, including liabilities under the Securities Act.

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

  . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-alloted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

   These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

   Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which the sale is made.

   Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

   The representatives have informed us that they do not intend to confirm the sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority in excess of five percent of the shares offered by them.

   At our request, the underwriters have reserved up to 375,000 shares of the common stock offered by this prospectus for sale to our officers, directors, employees and their family members and to our business associates at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

                                 LEGAL MATTERS

   The validity of the issuance of the shares of common stock offered by this prospectus will be passed on for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters relating to the common stock offered by this prospectus will be passed on by Baker Botts L.L.P., Houston, Texas, as counsel for the underwriters.

                                    EXPERTS

   The audited consolidated financial statements as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999 have been included in this prospectus and elsewhere in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

   The statement of revenues and direct operating expenses of the Eugene Island 30 property for the nine months ended September 30, 1999 has been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

   The estimated reserve evaluations and related calculations of Ryder Scott Company, L.P., Schlumberger Holditch-Reservoir Consulting Services Inc., and Scott Pickford Group Limited, independent petroleum engineering consultants, included in this prospectus have been included in reliance on the authority of said firm as experts in petroleum engineering.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the common stock offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are summaries of the material provisions of those documents. These summaries are qualified in all respects by reference to the full text of such contract or document.

   The registration statement, including related exhibits and schedules, can be inspected and copied at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement can be obtained after payment of fees prescribed by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. The address of the site is www.sec.gov.

   Upon completion of this offering, we will be required to comply with the informational requirements of the Securities Exchange Act of 1934 and, accordingly, will file current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, proxy statements and other information with the SEC. Those reports, proxy statements and other information will be available for inspection and copying at the Public Reference Room and internet site of the SEC referred to above. We intend to furnish our shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm.

                          GLOSSARY OF TECHNICAL TERMS

   Bbls. Barrels of crude oil or other liquid hydrocarbons.

   Bcfe. Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids.

   MBbls. Thousand barrels of crude oil or other liquid hydrocarbons.

   Mcf. Thousand cubic feet of natural gas.

   Mcfe. Thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one bbl of crude oil, condensate or other liquid hydrocarbons.

   MMBbls. Million barrels of crude oil or other liquid hydrocarbons.

   MMBtu. Million British Thermal Units.

   MMcf. Million cubic feet of natural gas.

   MMcfe. Million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one bbl of crude oil, condensate or other liquid hydrocarbons.

   Net feet of natural gas and condensate. The true vertical thickness of reservoir rock estimated to both contain hydrocarbons and be capable of contributing to producing rates.

   Pre-tax PV-10. The estimated future net revenue to be generated from the production of proved reserves discounted to present value using an annual discount rate of 10%. These amounts are calculated net of estimated production costs and future development costs, using prices and costs in effect as of a certain date, without escalation and without giving effect to non-property related expenses, such as general and administrative expenses, debt service, future income tax expense, or depreciation, depletion, and amortization.

   Proved developed reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

   Proved undeveloped reserves. Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are not attributed to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

   Reserve life index. A measure of the productive life of a natural gas and oil property or a group of natural gas and oil properties, expressed in years. Reserve life equals the estimated net proved reserves attributable to a property or group of properties divided by production from the property or group of properties for the four fiscal quarters preceding the date as of which the proved reserves were estimated.

   Shallow-deep waters. The waters in the Gulf of Mexico located between the continental shelf and water depths of up to approximately 3,000 feet.

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
ATP OIL & GAS CORPORATION AND SUBSIDIARIES
Independent Auditors' Report.............................................  F-2
Consolidated Balance Sheets as of December 31, 1998, 1999 and September
 30, 2000 (unaudited)....................................................  F-3
Consolidated Statements of Operations for the years ended December 31,
 1997, 1998, and 1999 and nine months ended September 30, 1999
 (unaudited) and 2000 (unaudited)........................................  F-4
Consolidated Statements of Shareholders' Deficit for the years ended
 December 31, 1997, 1998, and 1999 and nine months ended September 30,
 2000 (unaudited)........................................................  F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1997, 1998, and 1999 and nine months ended September 30, 1999
 (unaudited) and 2000 (unaudited)........................................  F-6
Notes to Consolidated Financial Statements...............................  F-7
STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES FOR THE NINE MONTHS
 ENDED SEPTEMBER 30, 1999 FOR THE EUGENE ISLAND 30 PROPERTY
Independent Auditors' Report............................................. F-24
Statement of Revenues and Direct Operating Expenses for the nine-months ended September 30, 1999................................................ F-25
Notes to Statement of Revenues and Direct Operating Expenses............. F-26
ATP OIL & GAS CORPORATION AND SUBSIDIARIES UNAUDITED PRO FORMA
 CONSOLIDATED FINANCIAL INFORMATION
Unaudited Pro Forma Financial Information................................ F-28
Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 1999................................................. F-29
Notes to Unaudited Pro Forma Consolidated Financial Statement............ F-30

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
ATP Oil & Gas Corporation:

   We have audited the accompanying consolidated balance sheets of ATP Oil & Gas Corporation and subsidiary as of December 31, 1998 and 1999, and the related consolidated statements of operations, shareholders' deficit, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ATP Oil & Gas Corporation and subsidiary as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Houston, Texas
April 28, 2000

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

         December 31, 1998 and 1999 and September 30, 2000 (unaudited)
                       (In thousands, except share data)

                                                                      September 30,
                     ASSETS                         1998      1999        2000
                     ------                       --------  --------  -------------
                                                                       (unaudited)
Current assets:
  Cash and cash equivalents...................... $  3,411  $ 17,779    $ 19,066
  Restricted cash................................    3,529       471         --
  Cash held in escrow............................      439       --          --
  Accounts receivable (net of allowance for
   doubtful accounts)............................    4,325    11,119      23,356
  Other current assets...........................      645     1,048       2,248
                                                  --------  --------    --------
    Total current assets.........................   12,349    30,417      44,670
Oil and gas properties:
  Oil and gas properties using the successful
   efforts method of accounting..................   80,966   135,609     183,632
  Less accumulated depreciation, depletion,
   impairment and amortization...................  (33,354)  (63,331)    (98,195)
                                                  --------  --------    --------
    Oil and gas properties, net..................   47,612    72,278      85,437
Furniture and fixtures (net of accumulated
 depreciation)...................................       96       250         492
Restricted cash..................................      471       --          --
Deferred tax assets..............................      --      2,058       4,385
Other assets.....................................      826     2,051       1,925
                                                  --------  --------    --------
    Total assets................................. $ 61,354  $107,054    $136,909
                                                  ========  ========    ========
      LIABILITIES AND SHAREHOLDERS DEFICIT
      ------------------------------------
Current liabilities:
  Accounts payable and accruals.................. $ 11,155  $ 12,408    $ 26,359
  Current maturity of long-term debt.............    2,500     3,750       4,500
  Other deferred obligations.....................    3,782        75          67
  Other current liabilities......................       18        69       3,417
                                                  --------  --------    --------
    Total current liabilities....................   17,455    16,302      34,343
Long-term debt...................................   12,000    16,450      27,750
Non-recourse borrowings..........................   50,690    75,273      80,340
Deferred revenue.................................    2,000     1,667       1,528
Other deferred obligations.......................      218       143          74
                                                  --------  --------    --------
    Total liabilities............................   82,363   109,835     144,035
                                                  --------  --------    --------
Shareholders' deficit:
  Common stock: $0.001 par value, authorized
   50,000,000 shares; issued and outstanding
   14,285,714 shares at December 31, 1998 and
   1999 and September 30, 2000 ..................       14        14          14
  Additional paid in capital.....................       38        38          38
  Accumulated deficit............................  (21,061)   (2,833)     (7,178)
                                                  --------  --------    --------
    Total shareholders' deficit..................  (21,009)   (2,781)     (7,126)
                                                  --------  --------    --------
Commitments and contingencies
    Total liabilities and shareholders' deficit.. $ 61,354  $107,054    $136,909
                                                  ========  ========    ========

        See accompanying notes to the consolidated financial statements.

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  Years ended December 31, 1997, 1998 and 1999 and nine months ended September 30, 1999 (unaudited) and 2000 (unaudited)
                (In thousands, except share and per share data)

                                                                 Nine months ended
                              Years ended December 31,             September 30,
                          ----------------------------------  ------------------------
                             1997        1998        1999        1999         2000
                          ----------  ----------  ----------  -----------  -----------
                                                              (unaudited)  (unaudited)
Revenues:
  Oil and gas
   production...........  $    7,359  $   20,410  $   34,981  $   27,182   $   54,290
  Gas sold--marketing...         --          --        7,703       5,602        5,024
  Gain on sale of oil
   and gas properties...         304         --          287         287           33
                          ----------  ----------  ----------  ----------   ----------
                               7,663      20,410      42,971      33,071       59,347
                          ----------  ----------  ----------  ----------   ----------
Costs and operating
 expenses:
  Lease operating
   expenses.............       1,513       3,193       5,587       3,321        8,363
  Gas purchased--
   marketing............         --          --        7,402       5,431        4,856
  General and
   administrative
   expenses.............       1,170       2,591       3,541       2,902        4,018
  Depreciation,
   depletion and
   amortization.........       4,206      17,442      22,521      18,452       30,686
  Impairment of oil and
   gas properties.......       5,787       5,072       7,509       6,382        7,038
  Other expense.........         --          --          --          --         2,947
                          ----------  ----------  ----------  ----------   ----------
                              12,676      28,298      46,560      36,488       57,908
                          ----------  ----------  ----------  ----------   ----------
   Net income (loss)
    from operations.....      (5,013)     (7,888)     (3,589)     (3,417)       1,439
                          ----------  ----------  ----------  ----------   ----------
Other income (expense):
  Interest income.......         207         141         202         102          334
  Interest expense......      (1,212)     (7,963)     (9,399)     (7,471)      (8,445)
                          ----------  ----------  ----------  ----------   ----------
                              (1,005)     (7,822)     (9,197)     (7,369)      (8,111)
                          ----------  ----------  ----------  ----------   ----------
   Net loss before
    income taxes and
    extraordinary
    items...............      (6,018)    (15,710)    (12,786)    (10,786)      (6,672)
Income tax benefit
 (expense)..............         --          --        1,829       1,131        2,327
                          ----------  ----------  ----------  ----------   ----------
   Loss before
    extraordinary item..      (6,018)    (15,710)    (10,957)     (9,655)      (4,345)
Gain on extinguishment
 of debt, net of tax....         --          --       29,185      29,185          --
                          ----------  ----------  ----------  ----------   ----------
   Net income (loss)....    $ (6,018) $  (15,710) $   18,228  $   19,530   $   (4,345)
                          ==========  ==========  ==========  ==========   ==========
Basic earnings (loss)
 per common share:
  Income (loss) before
   extraordinary item...  $    (0.57) $    (1.32) $    (0.77) $    (0.68)  $    (0.30)
  Extraordinary gain,
   net of income taxes..         --          --         2.05        2.05          --
                          ----------  ----------  ----------  ----------   ----------
   Net income (loss) per
    common share........  $    (0.57) $    (1.32) $     1.28  $     1.37   $    (0.30)
                          ==========  ==========  ==========  ==========   ==========
Diluted earnings (loss)
 per common share:
  Income (loss) before
   extraordinary item...  $    (0.57) $    (1.32) $    (0.77) $    (0.68)  $    (0.30)
  Extraordinary gain,
   net of income taxes..         --          --         2.05        2.05          --
                          ----------  ----------  ----------  ----------   ----------
   Net income (loss) per
    common share........  $    (0.57) $    (1.32) $     1.28  $     1.37   $    (0.30)
                          ==========  ==========  ==========  ==========   ==========
Weighted average number
 of common shares:
  Basic.................  10,567,762  11,925,785  14,285,714  14,285,714   14,285,714
                          ==========  ==========  ==========  ==========   ==========
  Diluted...............  10,567,762  11,925,785  14,285,714  14,285,714   14,285,714
                          ==========  ==========  ==========  ==========   ==========

        See accompanying notes to the consolidated financial statements.

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

  Years ended December 31, 1997, 1998 and 1999 and nine months ended September
                              30, 2000 (unaudited)
                       (In thousands, except share data)

                                    Common Additional                 Total
                           Common   share   paid-in   Accumulated shareholders'
                           shares   amount  capital     deficit      deficit
                         ---------- ------ ---------- ----------- -------------
Balance, December 31,
 1996................... 10,456,923  $10      $27      $    667     $    704
  Exercise of options...    612,976    1        1           --             2
  Net loss..............        --   --       --         (6,018)      (6,018)
                         ----------  ---      ---      --------     --------
Balance, December 31,
 1997................... 11,069,899  $11      $28      $ (5,351)    $ (5,312)
  Exercise of options...  3,215,815    3       10           --            13
  Net loss..............        --   --       --        (15,710)     (15,710)
                         ----------  ---      ---      --------     --------
Balance, December 31,
 1998................... 14,285,714   14       38       (21,061)     (21,009)
  Net income............        --   --       --         18,228       18,228
                         ----------  ---      ---      --------     --------
Balance, December 31,
 1999................... 14,285,714   14       38        (2,833)      (2,781)
  Net loss..............        --   --       --         (4,345)      (4,345)
                         ----------  ---      ---      --------     --------
Balance, September 30,
 2000................... 14,285,714  $14      $38      $ (7,178)    $ (7,126)
                         ==========  ===      ===      ========     ========



        See accompanying notes to the consolidated financial statements.

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years ended December 31, 1997, 1998 and 1999 and nine months ended September 30, 1999 (unaudited) and 2000 (unaudited)
                                 (In thousands)

                                                           Nine months ended
                           Years ended December 31,          September 30,
                          ----------------------------  -----------------------
                            1997      1998      1999       1999        2000
                          --------  --------  --------  ----------- -----------
                                                        (unaudited) (unaudited)
Cash flows from
 operating activities:
  Net income (loss).....  $ (6,018) $(15,710) $ 18,228   $ 19,530    $ (4,345)
  Adjustments to
   reconcile net income
   (loss) from
   operations to net
   cash provided by
   operating activities:
   Depreciation,
    depletion and
    amortization........     4,206    17,442    22,521     18,452      30,686
   Amortization of
    deferred financing
    costs...............         2        45       280        135         237
   Impairment of oil and
    gas properties......     5,787     5,072     7,509      6,382       7,038
   Assignment of
    overrides to related
    party...............       --        525       557        --          282
   Other expense........       --        --        --         --        2,947
   Recognition of
    deferred revenue....       --        --       (333)      (249)       (139)
   Gain on early
    extinguishment of
    debt................       --        --    (29,185)   (29,185)        --
   Gain on sale of oil
    and gas properties..      (304)      --       (287)      (287)        (33)
  Change in assets and
   liabilities:
  (Increase) decrease in
   accounts receivable..    (9,967)    7,205    (6,794)    (7,190)    (12,237)
  (Increase) decrease in
   cash held in escrow..      (411)      981       439        426         --
  (Increase) in other
   current assets.......      (482)      (39)     (403)      (546)     (1,200)
  Decrease in restricted
   cash.................       --        --      3,529      2,591         471
  (Increase) in deferred
   tax assets...........       --        --     (2,058)    (1,512)     (2,327)
  (Increase) decrease in
   other assets.........        32       (96)     (714)      (724)          1
  Increase (decrease) in
   accounts payable.....    10,794    (2,156)    1,253      6,375      13,465
  Increase (decrease) in
   other current
   liabilities..........        19       (22)       51        760         401
  (Decrease) in deferred
   obligations..........       (86)      --     (3,782)    (2,777)        (77)
                          --------  --------  --------   --------    --------
     Cash provided by
      operating
      activities........     3,572    13,247    10,811     12,181      35,170
                          --------  --------  --------   --------    --------
Cash flows from
 investing activities:
  Additions and
   acquisitions of oil
   and gas properties...   (39,361)  (35,936)  (56,051)   (43,624)    (50,600)
  Disposals of oil and
   gas properties.......       --        --        --         113         --
  Proceeds from sale of
   oil and gas
   properties...........       975       --      1,137        300         --
  Additions to furniture
   and fixtures.........       (84)      (46)     (206)      (114)       (288)
                          --------  --------  --------   --------    --------
     Cash used by
      investing
      activities........   (38,470)  (35,982)  (55,120)   (43,325)    (50,888)
                          --------  --------  --------   --------    --------
Cash flows from
 financing activities:
  Increase in long-term
   debt.................       --     14,500    19,800     16,800      15,800
  Payments of long-term
   debt.................       --        --    (14,100)   (11,100)     (3,750)
  Non-recourse
   borrowings...........    39,924    20,113    93,728     67,107      24,925
  Payments of non-
   recourse borrowings..    (4,232)  (11,617)  (39,420)   (32,772)    (19,857)
  Deferred financing
   costs incurred.......       (78)     (669)   (1,331)      (993)       (113)
  Receipt of deferred
   revenue..............       --      2,000       --         --          --
  Exercise of options to
   purchase common
   stock................         2        13       --         --          --
                          --------  --------  --------   --------    --------
     Cash provided by
      financing
      activities........    35,616    24,340    58,677     39,042      17,005
                          --------  --------  --------   --------    --------
  Increase in cash and
   cash equivalents.....       718     1,605    14,368      7,898       1,287
Cash and cash
 equivalents:
  At beginning of year..     1,088     1,806     3,411      3,411      17,779
                          --------  --------  --------   --------    --------
  At end of year........  $  1,806  $  3,411  $ 17,779   $ 11,309    $ 19,066
                          ========  ========  ========   ========    ========

        See accompanying notes to the consolidated financial statements.

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  December 31, 1997, 1998 and 1999 and September 30, 1999 and 2000 (unaudited)

                  (Amounts for interim periods are unaudited)

(1) Organization

   ATP Oil & Gas Corporation (ATP or the Company), a Texas corporation, was formed on August 8, 1991 and is engaged primarily in the acquisition, development and operation of oil and gas properties. ATP owns and operates its oil and gas properties utilizing financing arrangements with third parties and shared working interest arrangements. The Company operates in one business segment which is oil and gas operations.

(2) Summary of Significant Accounting Policies

 General

   The accompanying consolidated financial statements of the Company have been prepared according to generally accepted accounting principles and pursuant to the rules and regulations of the Securities and Exchange Commission. These accounting principles require the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications of amounts previously reported have been made to conform to current period presentations.

 Basis of Presentation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, ATP Energy, Inc. (ATP Energy) and ATP Oil & Gas (UK) Limited. All significant intercompany transactions are eliminated upon consolidation.

 Interim Financial Data

   The unaudited consolidated financial statements as of September 30, 2000, for the nine-month periods ended September 30, 1999 and 2000, and all related footnote information for these periods have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position, results of operations and cash flows in accordance with generally accepted accounting principles.

 Cash and Cash Equivalents

   Cash and cash equivalents primarily consist of cash on deposit and investments in money market funds with original maturities of three months or less, stated at market value.

 Restricted Cash

   Restricted cash primarily consist of cash on deposit and investments in money market funds and fixed income funds stated at the lower of cost or current market value.

 Oil and Gas Producing Activities and Depreciation, Depletion and Amortization

   The Company follows the "successful efforts" method of accounting for oil and gas properties. Under this method, lease acquisition costs and intangible drilling and development costs on successful wells and development dry holes are capitalized.

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

  December 31, 1997, 1998 and 1999 and September 30, 1999 and 2000 (unaudited)


   Capitalized costs relating to producing properties are depleted on the unit-of-production method. Proved developed reserves are used in computing unit rates for drilling and development costs and total proved reserves for depletion rates of leasehold, platform and pipeline costs. Estimated dismantlement, restoration and abandonment costs and estimated residual salvage values are taken into account in determining amortization and depletion provisions.

   Expenditures for repairs and maintenance are charged to expense as incurred; renewals and betterments are capitalized. The costs and related accumulated depreciation, depletion, and amortization of properties sold or otherwise retired are eliminated from the accounts, and gains or losses on disposition are reflected in the statements of operations.

   The Company performs a review for impairment of proved oil and gas properties on a depletable unit basis when circumstances suggest there is a need for such a review. For properties determined to be impaired, an impairment loss equal to the differences between the carrying value and the fair value of the impaired property will be recognized. Fair value, on a depletable unit basis, is estimated to be the present value of expected future net cash flows computed by applying estimated future oil and gas prices, as determined by management, to estimated future production of oil and gas reserves over the economic lives of the reserves. Future net cash flows are based upon the Company's independent engineer's estimate of proved reserves. In addition, other factors such as probable and possible reserves are taken into consideration when justified by economic conditions and actual or planned drilling. The Company recorded an impairment during the years ended December 31, 1997, 1998 and 1999 and the nine-month periods ended September 30, 1999 and 2000 of $5.8 million, $5.1 million, $7.5 million, $6.4 million and $7.0 million, respectively, primarily due to depressed oil and natural gas prices, unfavorable operating performance and a reduction of recoverable reserves.

 Furniture and Fixtures

   Furniture and fixtures consists of office furniture, computer hardware and software and leasehold improvements. Depreciation of furniture and fixtures is computed using the straight-line method over their estimated useful lives, which vary from three to ten years. Depreciation of furniture and fixtures included in depreciation, depletion and amortization expense was $27,000, $33,000, $52,000, $36,000 and $46,000 for the periods ended December 31, 1997,
1998 and 1999 and September 30, 1999 and 2000, respectively.

 Capitalized Interest

   The Company capitalizes interest costs associated with borrowed funds while the property in a depletable unit is being developed. The Company ceases capitalizing interest costs when the property begins its first production. Interest costs capitalized for the periods ended December 31, 1997, 1998, and 1999 and September 30, 1999 and 2000 and were $2.1 million, $1.6 million, $0.6 million, $0.2 million and $0.7 million, respectively.

 Other Current Assets

   Other current assets for the periods ended December 31, 1998 and 1999 and September 30, 2000 include prepaid expenses of $0.2 million, $0.2 million and $0.2 million. Prepaid expenses are amortized to production and operating expenses over the term of the related agreements. Other current assets also include estimated royalty deposits maintained with the Minerals Management Service of $0.5 million at December 31, 1998, $0.8 million at December 31, 1999 and $2.0 million at September 30, 2000. These deposits represent an estimate of one month's payment attributable to the Minerals Management Service royalty interest in our properties.

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

  December 31, 1997, 1998 and 1999 and September 30, 1999 and 2000 (unaudited)


 Other Assets

   Other assets include debt financing costs of $0.7 million, $1.2 million and $1.0 million, assets held for resale of none, $0.7 million and none, offering costs of none, none and $0.2 million and spare parts inventory of $0.1 million, $0.2 million and $0.7 million at December 31, 1998, and 1999 and September 30, 2000, respectively. Debt financing costs relate to direct financing fees incurred in establishing the Company's credit facility agreements and non-recourse borrowing agreements, which are amortized to interest expense straight-line, over the term of the related agreements, which approximates the interest method. Amortization included in interest expense was $2,000, $45,000, $0.3 million, $0.1 million and $0.2 million for the periods ended December 31, 1997, 1998 and 1999, and September 30, 1999 and 2000, respectively.

 Environmental Liabilities

   Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and do not contribute to current or future revenue generation, are expensed. The Company has never had an environmental claim. If such a claim arose in the future, the liabilities would be recorded when environmental assessments and/or clean-ups are probable, and the costs could be reasonably estimated. Generally, the timing of these accruals coincides with the Company's commitment to a formal plan of action.

 Revenue Recognition

   The Company records as revenue only that portion of production sold and allocable to its ownership interest in the related property in the month the production is sold. Imbalances arise when a purchaser takes delivery of more or less volume from a property than the Company's actual interest in the production from that property. Such imbalances are reduced either by subsequent recoupment of over-and-under deliveries or by cash settlement, as required by applicable contracts. Under-deliveries are included in accounts receivable and over-deliveries are included in accounts payable. At December 31, 1998 and 1999 and September 30, 2000, the Company had over-deliveries included in accounts payable of $47,000, $0.2 million and $0.2 million, respectively.

   The Company has allowance for doubtful accounts related to its trade accounts receivable of none, none and $0.4 million at December 31, 1998 and 1999 and September 30, 2000.

 Income Taxes

   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes that enactment date.

 Financial Instruments

   The Company's financial instruments consist of cash and cash equivalents, receivables, payables and debt. The carrying amount of cash and cash equivalents, receivables and payables approximates fair value because of the short-term nature of these items.

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

  December 31, 1997, 1998 and 1999 and September 30, 1999 and 2000 (unaudited)


 Derivative Financial Instruments

   From time to time, the Company has utilized and may continue to utilize hedging transactions with respect to a portion of its oil and gas production to achieve a more predictable cash flow as well as to reduce its exposure to price fluctuations. These transactions generally are swaps or price collars and are entered into with major financial institutions or commodities trading institutions. Derivative financial instruments are intended to reduce the Company's exposure to declines in the market price of natural gas and crude oil. These derivative financial instruments will limit the effect on the Company's realized revenues if market prices fall below the contracted floor price. As a result, gains and losses on derivative financial instruments are generally offset in the Company's oil and gas revenues by similar changes in the realized price of natural gas and crude oil.

   The Company uses the hedge or deferral method of accounting for these instruments. To qualify as hedges, these instruments must highly correlate to anticipated future production such that the Company's exposure to the effects of price changes is reduced. Income and costs related to these hedging activities are recognized in oil and gas revenues when the commodities are produced. Income and costs on commodity derivative financial instruments that are closed before the hedged production occurs are also deferred until the production month originally hedged. In the event of a loss of correlation between changes in oil and gas prices under a commodity derivative financial instrument and actual oil and gas prices, income or costs are recognized currently to the extent the financial instruments had not offset changes in actual oil and gas prices.

   For the year ended December 31, 1997 and 1998, the Company had no hedge transactions. For the year ended December 31, 1999, the Company recorded $3.8 million as a reduction of oil and gas revenues related to hedging transactions.

   At September 30, 2000, the Company had hedged approximately 6,875,000 MMBbtu of its expected fourth quarter 2000 natural gas production from its current portfolio of properties and 14,526,900 MMBbtu of its expected 2001 natural gas production. The average price of hedged natural gas production is approximately $3.03 per MMBbtu for fourth quarter 2000 and $3.03 per MMBbtu for 2001. The Company has no natural gas hedges in effect beyond October 2001. At September 30, 2000, the Company had hedged 46,000 Bbls of oil of its expected remaining fourth quarter 2000 oil production. The average price of hedged oil production is $24.39 per barrel. The Company has no oil hedges in effect beyond December 2000. The Company estimates that the above hedge positions will result in a reduction to operating income of approximately $14.4 million in the fourth quarter of 2000. Based on NYMEX monthly settlement prices on January 3, 2001, the Company anticipates that the above hedge positions will result in a reduction to operating income of approximately $53.5 million for 2001.

   It is the Company's general policy not to acquire derivative products for the purpose of speculating on price changes, however, occasionally, the Company may find itself in limited speculative positions as a result of actual production being less than projected production when the derivative products were consummated. Any speculative positions are accounted for using the mark-to-market method. Under this methodology, contracts are adjusted to market value, and the gains and losses are recognized in current period income. The Company's derivative commodity instruments currently are comprised of swaps. As of September 30, 2000, the Company recognized a loss in the amount of $2.9 million from certain speculative positions. This amount is reflected as other expense in the statement of operations.

 Stock Options

   In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

  December 31, 1997, 1998 and 1999 and September 30, 1999 and 2000 (unaudited)

No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the common stock (see note 5).

 Use of Estimates

   The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities in the financial statements, including the use of estimates for oil and gas reserve information and the valuation allowance for deferred income taxes. Actual results could differ from those estimates.

 Supplemental Disclosure of Cash Flow Information

   For the years ended December 31, 1997, 1998, and 1999, the Company made cash payments of interest of $0, $32,000 and $0.6 million, respectively and for the nine months ended September 30, 1999 and 2000, the Company made cash payments of interest of $0.5 million and $1.7 million, respectively. The Company made no cash payments for income taxes during the three years ending December 31, 1999 or the nine months ended September 30, 1999 and the Company made cash payments for income taxes during the nine months ended September 30, 2000 of $0.5 million.

 Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. Management believes that the credit risk posed by this concentration is offset by the creditworthiness of the Company's customer base.

 Risk Factors

   The Company's revenue, profitability, cash flow and future rate of growth is substantially dependent upon the price of and demand for oil and natural gas. Prices for natural gas and oil are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for natural gas and crude oil, market uncertainty and a variety of additional factors that are beyond the control of the Company. Other factors that could affect the revenue, profitability, cash flow and future growth of the Company include the Company's incurrence of losses since formation, the inherent uncertainties in reserve estimates, the concentration of production and reserves in a small number of offshore properties, the ability to finance growth, and the ability to replace reserves. The Company had working capital surpluses (deficits) at December 31, 1998 and 1999 and September 30, 2000 totaling ($4.9) million, $13.7 million and $10.4 million, respectively. The Company has historically had significant amounts of net cash used in operating and investing activities funded through short-term borrowings from financial institutions. Management believes its access to cash through additional borrowings under its credit facility and operations are sufficient to satisfy the current cash requirements. (see note
3).

 New Accounting Policies

   In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, and in June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133. These statements establish standards of accounting for and disclosures of derivative instruments and hedging activities. These statements are effective for fiscal years beginning after June 15, 2000. While the Company has not yet completed its evaluation of the impact of these

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

  December 31, 1997, 1998 and 1999 and September 30, 1999 and 2000 (unaudited)

statements, the Company does not believe the statements will have a significant impact on its results of operations as it expects its current derivative activities would continue to qualify under hedge accounting, if elected by the Company. However if the Company decides not to elect hedge accounting for its derivative activities there would be a significant impact on its results of operations.

   In March 2000, the FASB issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation: an Interpretation of APB Opinion No.
25. Among other issues, Interpretation No. 44 clarifies the application of Accounting Principles Board Opinion No. 25 (APB No. 25) regarding (a) the definition of employee for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock options in a business combination. The provisions of Interpretation No. 44 affecting the Company are to be applied on a prospective basis effective July 1, 2000.

(3) Acquisition of Oil & Gas Properties

   The Company has maintained its growth through the acquisition of proved natural gas and oil properties. Because its focus is on undeveloped properties, the Company is typically able to acquire properties with minimal cash expenditures by granting overriding royalty interests (ORRI) in those properties. The following table represents a list of our recent acquisitions. For each of the acquisitions listed, the total purchase price was allocated to oil and gas properties.

                                            Working                  Purchase
                                            Interest                Price (in
                 Property                   Acquired      Date      thousands)
                 --------                   -------- -------------- ----------
Brazos 544.................................   100.0% May/June 1997   $   700
Statoil Package............................  Varies  December 1998     9,763
High Island A-354..........................   100.0% January 1999          0(a)
Vermilion 410 Field........................    37.5% February 1999     5,800
East Cameron 240...........................   100.0% August 1999       1,500
West Cameron 492...........................    50.0% August 1999       1,300
Eugene Island 30...........................   100.0% September 1999   16,318
Vermilion 410 Field........................    12.5% April 2000          951
Vermilion 260..............................   100.0% April 2000          125
West Cameron 635...........................   100.0% May 2000          1,082
Main Pass 282..............................   100.0% July 2000             0(a)
Garden Banks 409 (Ladybug).................    50.0% July 2000             0(a)
West Cameron 461...........................   100.0% November 2000     1,487
South Marsh Island 189/190.................   100.0% November 2000     3,129
Garden Banks 186, 187 and 142..............   100.0% November 2000       350

--------
(a) Property was conveyed from seller who retained an overriding royalty interest.

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

  December 31, 1997, 1998 and 1999 and September 30, 1999 and 2000 (unaudited)

   In September 1999, the Company completed an acquisition of a 100% working interest and an 82% net revenue interest in Eugene Island 30 for a purchase price of $16.3 million. The total purchase price was allocated to proved property acquisition costs. Subsequent to the acquisition, the Company became the operator of the property. The acquisition was financed through the Company's credit facility.

   The following table sets forth summary unaudited pro forma financial data which is presented to give effect to the Eugene Island 30 acquisition as if the event had occurred as of January 1, 1998. The information does not purport to be indicative of actual results, as if this transaction had been in effect for the periods indicated, or of future results.

                        Unaudited Pro Forma Information

                  (Amounts in thousands except per share data)

                                                                Years ended
                                                                December 31,
                                                              -----------------
                                                                1998     1999
                                                              --------  -------
    Revenues................................................. $ 23,757  $45,242
    Net income (loss)........................................ $(15,660) $17,978
    Basic and diluted earnings (loss) per share.............. $  (1.31) $  1.26

(4) Long-term Debt and Non-Recourse Borrowings

 Credit facility

                                                December 31,
                                           ---------------------- September  30,
                                            1998        1999           2000
                                           ------- -------------- --------------
                                                   (In thousands)  (unaudited)
   Credit facility........................ $14,500    $20,200        $32,250
   Less current portion...................   2,500      3,750          4,500
                                           -------    -------        -------
     Long-term debt....................... $12,000    $16,450        $27,750
                                           =======    =======        =======

   In September 1998, the Company entered into a revolving credit facility with a national bank. The Company's maximum borrowing amount (its borrowing base) is based on the loan value, as determined by the lender, of certain oil and gas properties pledged to the credit facility. The initial borrowing base was established at $6.5 million. Several amendments from September 1998 through September 2000 adjusted the borrowing base to $39.0 million. Interest is computed either at a base rate or at the Eurodollar loan rate plus a premium (depending upon the percentage of the facility being used). Base rate loans bear interest at the higher of Federal Funds plus a premium or the bank's prime rate plus a premium. At December 31, 1998 and 1999, and September 30, 2000 the average interest rate was 8.1%, 8.9% and 10.0% respectively. The credit facility is collateralized by a first mortgage on certain of the Company's oil and gas properties. Commitment fees and facility fees are paid on the unused portion of the loan. The loan agreement contains various restrictive non-financial covenants including limitations on future debt, guarantees, liens, dividends, mergers, and sale of assets. The loan agreement also contains various restrictive financial covenants including ratio of debt (exclusive of non-recourse debt and other permitted debt) to EBITDA as of the end of any fiscal quarter (calculated on a rolling four quarter basis) shall not be greater than 3.00 to 1.00, current ratio of no less than 1.0 to 1.0 at any time, and interest coverage ratio as of the end of any fiscal quarter to be less than 2.50 to 1.00. At December 31, 1999 and September 30, 2000, the Company was in compliance with all terms of the agreement. At December 31, 1998 and 1999 and September 30, 2000, the amount outstanding under the credit facility was $14.5 million, $20.2 million and $32.3 million, respectively.

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

  December 31, 1997, 1998 and 1999 and September 30, 1999 and 2000 (unaudited)


 Non-Recourse Borrowing Agreements

   In November 1996, the Company entered into a dollar denominated, non-recourse, production payment obligation. This obligation was subsequently supplemented in a series of amendments that occurred between that date and April 1998, in exchange for payments to the Company aggregating approximately $53.7 million plus a designated return. Of this amount, approximately $6.4 million was received in 1996, $36.6 million in 1997 and $10.7 million in 1998. These proceeds were received in exchange for the monthly obligation to provide the lender with a designated interest in the net revenues attributable to certain properties. This obligation was free of all costs of production and operation prior to the delivery point as specified in the agreement.

   The payment obligations were based on the lender receiving a designated return of the Company's net revenue from the properties until such time that the sum of the net proceeds exceeded the amount advanced plus a designated return. Several amendments during the life of the agreement adjusted the percentage of net revenue allocated to repayment between 75% and 95%, the implied rate of return between 20% and 40%, and continuing interest after payout. At December 31, 1998, there was $50.7 million outstanding under this agreement.

   In June 1999, the Company and the lender reached an agreement in a negotiated transaction to terminate the obligation. The Company agreed to pay in a lump sum an amount that would have been paid over the time from net revenues from certain properties. The lump sum payment was less than the amount outstanding at the date of payment. As a result, the Company recognized a gain of $29.2 million on the early extinguishments of the debt.

   In April 1999, the Company entered into a second non-recourse obligation. This obligation was created in exchange for payments to the Company for up to $47.0 million. These proceeds were received in exchange for an obligation to provide the lender with 85% to 90% of the monthly net revenue received as reflected in the Company's property operating statement for certain properties as included in the agreement. In addition to the interest rate of prime plus 2 1/2% to 3 1/2% earned by the lender, it also has a future specified overriding royalty interest in the properties that serve as collateral.

   Under the terms of this agreement, the payment obligation from the committed properties commenced during April 1999. The agreement was subsequently amended twice in 1999 to increase the amount of the lender's commitment to $91.2 million. Unless extended or further amended, the loan agreement will terminate in November 2002. At December 31, 1999 and September 30, 2000, there was $75.3 million and $80.3 million, respectively, outstanding under the agreement.

   The lender has overriding royalty interest rights in each of the 14 properties included in the collateral base for the development program credit agreement. Ten of the 14 properties are subject to a 6.25% overriding royalty interest which begins when the full amount outstanding under the credit agreement is repaid. The royalty interest is limited to the estimated proved reserves attributable to the properties at the time the properties were added to the collateral base less production after such date. Three of these 10 properties also are subject to a 3.125% overriding royalty on certain specified levels of production above the proved reserves subject to the 6.25% interest. The lender is not entitled to either of these interests unless the full amount owed under the credit agreement has been repaid or the properties are removed from the collateral base. Four of the 14 properties included in the collateral base are subject to a 6.25% overriding royalty interest in all future production when the full amount outstanding under the credit agreement is repaid if the amounts outstanding under the credit agreement are not repaid in full prior to May 1, 2001. This 6.25% interest is not limited to any specified amount of reserves.

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

  December 31, 1997, 1998 and 1999 and September 30, 1999 and 2000 (unaudited)


(5) Equity

 Change in Authorized Capitalization

   On December 12, 2000, the Board of Directors approved an increase in the authorized common stock from 50,000,000 shares to 100,000,000 shares, the authorization of 10,000,000 shares of preferred stock and a 1.4-for-1 reverse split of the common stock. Par value of the common stock will remain $.001 per share. The reverse stock split was effective December 12, 2000.

   The effect of the stock split has been recognized retroactively in the shareholders' equity accounts on the balance sheet as of December 31, 1999, and in all share and per share data in the accompanying consolidated financial statements, Notes to Financial Statements and supplemental financial data. Shareholders' equity accounts have been restated to reflect the reclassification of an amount equal to the par value of the decrease in issued common shares from the capital in excess of par value and retained earnings accounts to the common stock account.

 Stock Options

   SFAS No. 123, Accounting for Stock-based Compensation, defines a fair value method of accounting for an employee stock option or similar equity instrument. The Company has elected to account for its stock options using the intrinsic value method, as prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the common stock. Since the Company is a private company whose shares do not trade in any market, there is no established market value for the Company's common stock. The exercise price for the stock options was determined on the basis of the formula price for stock repurchases in the Company's stockholders' agreement. Had the Company determined its compensation cost based on the fair value at the grant date for its stock options under the provisions of SFAS No. 123, the Company's pro forma net loss and profit for the years ended December 31, 1997, 1998, and 1999 would have been unchanged as the options do not vest and are not exercisable until at least 60 days after an IPO or a corporate change in control as defined by the 1998 Stock Option Plan.

 1998 Stock Option Plan

   In December 1998, the Board of Directors approved the 1998 Stock Option Plan (the 1998 SOP) to provide increased incentive for its employees and directors. The 1998 SOP is administered by the Compensation Committee of the Company's Board of Directors and provides for up to 2,678,571 shares of common stock to be granted to eligible participants. The stock options become exercisable upon either the completion of an initial public offering of Company Stock in a minimum amount of $5.0 million (an IPO) or a corporate change in control as defined by the 1998 SOP. These options expire at the later of 5 years from the date the 1998 SOP was adopted if no IPO is underwritten before such term or five years after the date of an IPO. Each option under the 1998 SOP may be exercised at any time after the grant in accordance with the following schedule:

                                                                     % of shares
                                                                     vested and
                   Dates involving occurrence of IPO                 exercisable
                   ---------------------------------                 -----------
   Prior to date of IPO.............................................        0
   Sixty days after date of IPO.....................................   33 1/3
   First anniversary of IPO.........................................   66 2/3
   Second anniversary of IPO........................................      100

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

  December 31, 1997, 1998 and 1999 and September 30, 1999 and 2000 (unaudited)


   If there is a Corporate Change in Control as defined by the 1998 SOP prior to an IPO, then, at the discretion of the Committee, the options may become exercisable at a date other than that stated in the option, may be exchanged for cash, or may be exchanged for options in another entity. During the periods ended December 31, 1998 and 1999, and September 30, 2000, the Company granted options exercisable for 440,714, 18,571 and 23,393 shares of common stock at $1.40 per share. During the period ended September 30, 2000, the Company granted options exercisable for 322,858 shares of common stock at $3.85 per share.

   The Company expects to recognize compensation expense following its IPO based on the difference between the exercise price for options granted since September 1999 and the fair market value of its stock as determined by the IPO. The expense will be recognized in the periods in which the options vest. Each option is divided into three equal portions corresponding to the three vesting dates, with the related compensation cost amortized straight-line over the period between the IPO date and the vesting date. Based upon the vesting schedule and the mid-point of the IPO price range for its shares of $16.50, the Company estimates that it will incur a non-cash compensation expense of approximately $3.9 million in 2001 and approximately $0.8 million in 2002 relating to such option grants.

   Information regarding the Company's 1998 SOP is summarized as follows:

                                                             September 30, September 30,
                                                                 2000          2000
                           1998     1998    1999      1999    (unaudited)   (unaudited)
                          ------- -------- -------  -------- ------------- -------------
                                  Weighted          Weighted                 Weighted
                                  average           average                   average
                                  exercise          exercise                 exercise
                          Shares   price   Shares    price      Shares         price
                          ------- -------- -------  -------- ------------- -------------
Outstanding at beginning
 of year................      --           440,714   $1.40      456,964        $1.40
Granted.................  440,714  $1.40    18,571   $1.40      346,251        $3.68
Expired unexercised.....      --     --     (2,321)  $1.40     (178,572)       $1.40
Exercised...............      --     --        --                   --           --
                          -------  -----   -------   -----     --------        -----
Outstanding at end of
 period.................  440,714  $1.40   456,964   $1.40      624,643        $2.67
                          =======  =====   =======   =====     ========        =====
Exercisable at end of
 period.................      --     --        --      --           --           --
                          =======  =====   =======   =====     ========        =====
Option Grant Price......  440,714  $1.40    18,571   $1.40      346,251        $3.68
                          =======  =====   =======   =====     ========        =====

 1994 Stock Option Plan

   In May 1994, the Board of Directors approved the 1994 Stock Option Plan (the 1994 SOP) under which it was authorized to issue up to 55,902,930 shares of common stock. The exercise price of the options under the 1994 SOP shall not be less than the greater of par value per share or fair market value, at date of grant. These options have a maximum term of 10 years, subject to vesting requirements in the individual option agreements. During 1994, options to purchase 26,235,244 shares were issued at $0.00358 per share immediately exercisable after grant. As of December 31, 1997, 1998 and 1999 and September 30, 2000, options to purchase 22,766,189 shares, 18,937,397 shares, 18,937,397 shares and 18,937,397 shares, respectively, of the 1994 options remain unexercised and outstanding. In April 2000, the only outstanding option to purchase 18,937,397 shares under the 1994 SOP was amended to limit the number of shares that could be purchased pursuant to the option to such number that enables the holder to maintain ownership of a majority of the outstanding shares. Because the holder of this option owned, and continues to own, a majority of the shares, the number of shares exercisable as of April 2000 was zero. Prior the closing of this offering, no options can be exercised under this plan unless the holder ceases to own a majority of the outstanding shares of common stock. The Company does not expect the option to be exercised. In conjunction with the Company's planned initial public offering, the 1994 SOP will be terminated and the outstanding option will be cancelled. Thereafter, no option under the 1994 SOP will ever be exercised.

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

  December 31, 1997, 1998 and 1999 and September 30, 1999 and 2000 (unaudited)


   Information regarding the Company's 1994 SOP is summarized as follows:

                                                                                        September 30, September 30,
                                                                                            2000          2000
                             1997       1997      1998       1998      1999      1999    (unaudited)   (unaudited)
                          ----------  -------- ----------  -------- ---------- -------- ------------- -------------
                                      Weighted             Weighted            Weighted                 Weighted
                                      average              average             average                   average
                                      exercise             exercise            exercise                 exercise
                            Shares     price     Shares     price     Shares    price      Shares         price
                          ----------  -------- ----------  -------- ---------- -------- ------------- -------------
Outstanding at beginning
 of year................  22,766,189   $0.004  22,153,213   $0.004  18,937,397  $0.004   18,937,397      $0.004
Granted.................         --       --          --       --          --      --           --          --
Expired unexercised.....         --       --          --       --          --      --           --          --
Exercised...............    (612,976)   0.004  (3,215,816)   0.004         --      --           --          --
                          ----------   ------  ----------   ------  ----------  ------   ----------      ------
Outstanding at end of
 period.................  22,153,213   $0.004  18,937,397   $0.004  18,937,397  $0.004   18,937,397      $0.004
                          ==========   ======  ==========   ======  ==========  ======   ==========      ======
Exercisable at end of
 period.................  22,153,213   $0.004  18,937,397   $0.004  18,937,397  $0.004          --          --
                          ==========   ======  ==========   ======  ==========  ======   ==========      ======
Fair value of options
 granted................         --       --          --       --          --      --           --          --
                          ==========   ======  ==========   ======  ==========  ======   ==========      ======

(6) Earnings Per Share

   Basic earnings per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined on the assumption that outstanding stock options have been converted using the average price for the period. For purposes of computing earnings per share in a loss year, common stock equivalents have been excluded from the computation of weighted average common shares outstanding because their effect is antidilutive.

   Basic and diluted net income (loss) per share is computed based on the following information (in thousands, except share and per share amounts):

                                                               For the nine months
                         For the years ended December 31,      ended September 30,
                         -----------------------------------  ----------------------
                            1997         1998        1999        1999        2000
                         -----------  ----------  ----------  ----------  ----------
                                                                   (unaudited)
Net income (loss)
 available to common
 shareholders........... $    (6,018) $  (15,710) $   18,228  $   19,530  $   (4,345)
                         ===========  ==========  ==========  ==========  ==========
Basic--weighted average
 shares.................  10,567,762  11,925,785  14,285,714  14,285,714  14,285,714
                         ===========  ==========  ==========  ==========  ==========
Diluted--weighted
 average shares           10,567,762  11,925,785  14,285,714  14,285,714  14,285,714
                         ===========  ==========  ==========  ==========  ==========
Net income (loss) per
 share:
 Basic:
  Net loss before
   extraordinary item... $     (0.57) $    (1.32) $    (0.77) $    (0.68) $    (0.30)
  Extraordinary gain,
   net of income taxes..          --          --        2.05        2.05          --
                         -----------  ----------  ----------  ----------  ----------
Net income (loss) per
 common share........... $     (0.57) $    (1.32) $     1.28  $     1.37  $    (0.30)
                         ===========  ==========  ==========  ==========  ==========
Diluted:
  Net income (loss)
   before extraordinary
   item................. $     (0.57) $    (1.32) $    (0.77) $    (0.68) $    (0.30)
  Extraordinary gain,
   net of income taxes..          --          --        2.05        2.05          --
                         -----------  ----------  ----------  ----------  ----------
Net income (loss) per
 common share........... $     (0.57) $    (1.32) $     1.28  $     1.37  $    (0.30)
                         ===========  ==========  ==========  ==========  ==========

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

  December 31, 1997, 1998 and 1999 and September 30, 1999 and 2000 (unaudited)


 Major Customers

   The Company sells a portion of its oil and gas to end users through various gas marketing companies. Four companies purchased oil and gas from the company in excess of 10% of gross oil and gas revenues before giving effect to hedging in each respective period. One of these company's purchases totaled $4.8 million, $12.4 million, $4.6 million and $4.6 million or 66%, 61%, 12% and 16% for the periods ended December 31, 1997, 1998, 1999 and September 30, 1999 respectively. A second company's purchases totaled $1.7 million or 23% for the year ended December 31, 1997. The third company's purchases totaled $18.6 million, $14.0 million and $29.7 million or 48%, 48% and 42% for the periods ended December 31, 1999 and September 30, 1999 and 2000 respectively. The fourth company's purchases totaled $7.3 million, $4.3 million and $25.1 million or 19%, 15% and 35% for the periods ended December 31, 1999 and September 30, 1999 and 2000 respectively.

(7) Income Taxes

   The reconciliation of income tax computed at the U.S. federal statutory tax rates to the provision for income taxes is as follows:

                                                               Nine months
                                   Years ended December           ended
                                           31,                September 30,
                                   ------------------------   ---------------
                                    1997     1998     1999     1999     2000
                                   ------   ------   ------   ------   ------
                                                               (unaudited)
Before any valuation allowance:
  Statutory federal income tax
   rate........................... (35.00)% (35.00)%  35.00%   35.00%  (35.00)%
  State income taxes, net of
   federal benefit................  (0.32)   (0.32)    0.32     0.33    (0.32)
  Adjustment to valuation
   allowance......................  35.31    35.31   (46.53)  (41.48)    0.00
  Nondeductible and other.........   0.01     0.01     0.05     0.00     0.07
                                   ------   ------   ------   ------   ------
                                     0.00%    0.00%  (11.16)%  (6.15)% (35.25)%
                                   ======   ======   ======   ======   ======

   At December 31, 1997 and 1998, the Company had determined that it was more likely than not the deferred tax assets would not be realized. During 1997 and 1998, the valuation allowance increased by $2.0 million and $5.5 million, respectively. At December 31, 1999, however, the Company determined that it was more likely than not the deferred tax assets would be realized based on current projections of taxable income due to higher commodity prices at year-end and the valuation allowance was decreased to zero.

   Significant components of the Company's deferred tax assets (liabilities) as of December 31, 1998 and 1999 and September 30, 2000, are as follows (in thousands):

                                           December 31,
                                           ---------------
                                            1998    1999    September 30, 2000
                                           ------  -------  ------------------
                                                               (unaudited)
Deferred tax assets (liabilities):
  Net operating loss carryforwards........ $7,804  $ 3,800       $ 7,075
  Minimum tax credit carryforwards........    --       229           229
  Fixed asset basis differences...........   (439)  (2,379)       (3,709)
  State taxes.............................     71       17            39
  Other...................................    195      391           751
                                           ------  -------       -------
    Total deferred tax assets.............  7,631    2,058         4,385
Valuation allowance for deferred tax
 assets................................... (7,631)     --            --
                                           ------  -------       -------
    Net deferred tax assets............... $  --   $ 2,058       $ 4,385
                                           ======  =======       =======

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

  December 31, 1997, 1998 and 1999 and September 30, 1999 and 2000 (unaudited)


   At December 31, 1997, 1998, and 1999, the Company had net operating loss carryforwards for federal income tax purposes of approximately $1 million, $22 million and $11 million, respectively, which are available to offset future federal taxable income through 2018.

(8) Commitments and Contingencies

   The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amount of liability, if any, with respect to these actions would not materially affect the financial position, results of operation or cash flows of the Company.

   In October 2000, we entered into a letter of intent with BP Exploration Operating Company Limited to acquire interests in three properties (five blocks) in the Southern Gas Basin of the U.K. North Sea. Under the letter of intent, we would acquire a 50% interest in Block 49/12a, including the Venture Field, a 100% interest in Block 47/10b, and an 86% interest in Blocks 43/22a, 43/22c and 43/17c. The letter of intent provides that we would pay BP an aggregate of (Pounds)2,500,000, approximately $3.6 million, for the three properties at closing. We will make additional payments to BP on a property by property basis at first production and thereafter at designated production levels. The aggregate payments at first production for all three fields would total (Pounds)2,300,000, approximately $3.3 million. The Company does not expect first production to occur until at least 2002. The aggregate payments for achieving designated production levels for all three fields would total up to (Pounds)1,650,000, approximately $2.4 million. Based on currently available information the Company cannot estimate when such production levels may be achieved.

   The Company has commitments under an operating lease agreement for office space. Total rent expense for the year ended December 31, 1997, 1998 and 1999 was approximately $44,000, $0.1 million and $0.1 million, respectively. At December 31, 1999, the future minimum rental payments due under the lease are as follows (in thousands amounts):

   2000.................................................................... $145
   2001....................................................................  179
   2002....................................................................  187
   2003....................................................................  194
   2004 and beyond.........................................................  260
                                                                            ----
     Total................................................................. $965
                                                                            ====

(9) ATP Energy Gas Purchase Transaction

   ATP Energy entered an agreement in December 1998 with American Citigas Company to purchase gas over a ten-year period commencing January 1999. The amount of gas to be purchased was 9,000 MMBtu per day for the first year and 5,000 MMBtu per day for years two through ten. The contract requires ATP Energy to purchase on a monthly basis the gas at a premium to the Gas Daily Henry Hub Index. American Citigas Company is required to reimburse ATP Energy on a monthly basis for a portion of this premium during the term of the contract. The terms provide for the immediate termination of the agreement upon non-performance by American Citigas. ATP Energy entered into a contract with El Paso Energy Marketing in December 1998 to sell an identical quantity of natural gas at the Gas Daily Henry Hub index price less $0.015 until December 2001.

   ATP Energy received $6.0 million in connection with these transactions, of which $2.0 million was recorded as deferred revenue and $4.0 million was recorded as deferred obligations as of December 31, 1998. The deferred revenue amount of $2.0 million is a non-refundable fee received by ATP Energy and is recognized

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

  December 31, 1997, 1998 and 1999 and September 30, 1999 and 2000 (unaudited)

into income as earned over the life of the contract. At December 31, 1999 the deferred revenue amount was $1.7 million. The deferred obligation amount of $4.0 million represented the difference between the premium we agreed to pay for natural gas under the American Citigas contract and the obligation of American Citigas to partially reimburse us for such premium. Any deferred obligation amount not utilized is refundable if the contract is terminated. The remaining balance of the deferred obligation was $0.2 million at December 31, 1999, and $0.1 million at September 30, 2000. The premium we pay to American Citigas will be approximately the same as the reimbursement obligation for the remainder of the contract. ATP Energy entered into the transactions to earn the fee for agreeing to market the volumes of natural gas specified in the American Citigas contract. At the end of its agreement with El Paso in December 2001 the Company may renew the agreement or enter into another marketing arrangement having similar terms.

   Officers of the Company were paid $97,875 and $152,125 for the periods ended December 31, 1999 and September 30, 2000, respectively, for negotiating and monitoring ATP Energy's gas supply contract. The Company has recognized these amounts in general and administrative expense in the respective periods. The Company does not intend to pay any further bonuses in connection with this transaction.

(10) Related Party Transactions

   The Company has granted to certain officers of the Company overriding royalty interests ranging in amounts from 0.2% to 3.0% in four of its oil and gas properties. The overriding royalty interest entitles the holder to a portion, 0.2% to 3.0%, of the future revenue for the life of each property. As a result, the Company has recognized none, $0.5 million, $0.6 million and $0.3 million in general and administrative expense for the periods ended
December 31, 1997, 1998 and 1999 and September 30, 2000.

(11) Supplementary Financial Information on Natural Gas and Oil Exploration, Development and Production Activities (Unaudited):

   The following tables set forth certain historical costs and operating information related to the Company's natural gas and oil producing activities as of and for the periods ended December 31, 1997, 1998, and 1999.

 Costs Incurred

   Costs incurred in natural gas and oil property acquisition, exploration and development activities are summarized below (in thousands):

                                                          Years ended December
                                                                   31,
                                                         -----------------------
                                                          1997    1998    1999
                                                         ------- ------- -------
   Property costs:
     Acquisition costs.................................. $ 1,105 $12,070 $25,274
     Development costs..................................  38,256  23,866  30,777
                                                         ------- ------- -------
       Total costs incurred............................. $39,361 $35,936 $56,051
                                                         ======= ======= =======

 Natural Gas and Oil Reserves

   Proved reserves are estimated quantities of natural gas and oil which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

  December 31, 1997, 1998 and 1999 and September 30, 1999 and 2000 (unaudited)


   Proved natural gas and oil reserve quantities at December 31, 1997, 1998, and 1999, and the related discounted future net cash flows before income taxes are based on estimates prepared by Ryder Scott Company, L.P. and Schlumberger Holditch-Reservoir Technologies Consulting Services, independent petroleum engineers. Such estimates have been prepared in accordance with guidelines established by the Securities and Exchange Commission.

   The Company's net ownership in estimated quantities of proved natural gas and oil reserves and changes in net proved reserves, all of which are located in the U.S. waters of the Gulf of Mexico, are summarized below:

                                                             Millions of
                                                             cubic feet
                                                          of natural gas at
                                                            December 31,
                                                        -----------------------
                                                         1997    1998    1999
                                                        ------  ------  -------
Proved developed and undeveloped reserves:
  Beginning of the year................................ 34,411  40,526   46,424
  Revisions of previous estimates...................... (7,319) (8,411)   3,033
  Extensions and discoveries...........................    291     --     2,257
  Purchase of properties............................... 20,491  24,059   58,816
  Disposition of properties............................ (4,635)   (724)     --
  Production........................................... (2,713) (9,026) (16,533)
                                                        ------  ------  -------
    Proved reserves at the end of the year............. 40,526  46,424   93,997
                                                        ======  ======  =======
    Proved developed reserves:
      Beginning of year................................ 12,822  31,080   39,728
      End of year...................................... 31,080  39,728   67,314

                                                             Barrels of oil,
                                                             condensate, and
                                                                 natural
                                                             gas liquids at
                                                              December 31,
                                                             -----------------
                                                             1997  1998  1999
                                                             ----  ----  -----
Proved developed and undeveloped reserves (in thousands):
  Beginning of the year.....................................  730   942    586
  Revisions of previous estimates........................... (444)   29   (131)
  Extensions and discoveries................................    2   --     --
  Purchase of properties....................................  689     9  1,362
  Disposition of properties.................................  (19) (243)   --
  Production................................................  (16) (151)  (128)
                                                             ----  ----  -----
    Proved reserves at the end of the year..................  942   586  1,689
                                                             ====  ====  =====
    Proved developed reserves:
      Beginning of year.....................................   14   678    579
      End of year...........................................  678   579    710

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

  December 31, 1997, 1998 and 1999 and September 30, 1999 and 2000 (unaudited)


 Standardized Measure

   The standardized measure of discounted future net cash flows relating to the Company's ownership interests in proved natural gas and oil reserves as of year-end is shown below (in thousands):

                                          Years ended  December 31,
                                          --------------------------------
                                            1997      1998          1999
                                          --------  --------      --------
Future cash inflows...................... $121,024  $106,772      $272,047
Future operating expenses................  (16,158)  (18,730)      (40,794)
Future development costs.................  (12,973)  (18,432)      (48,204)
                                          --------  --------      --------
  Future net cash flows..................   91,893    69,610       183,049(/2/)
Future income taxes......................  (13,708)      --        (27,611)
                                          --------  --------      --------
  Future net cash flows after income
   taxes.................................   78,185    69,610       155,438
10% annual discount per annum............  (13,487)   (8,302)      (26,732)
                                          --------  --------      --------
  Standardized measure of discounted
   future net cash flows................. $ 64,698  $ 61,308(/1/) $128,706
                                          ========  ========      ========

--------
(1) Net operating loss carryforwards and basis in natural gas and oil properties have eliminated the requirement for future income taxes.
(2) At December 31, 1999, future net cash flows totaling $112.5 million from ten properties, are committed to repayment of the Company's non-recourse borrowings.

   Future cash flows are computed by applying year-end prices of natural gas and oil to year-end quantities of proved natural gas and oil reserves. Future operating expenses and development costs are computed primarily by the Company's petroleum engineers by estimating the expenditures to be incurred in developing and producing the Company's proved natural gas and oil reserves at the end of the year, based on the year-end costs and assuming continuation of existing economic conditions. Future income taxes are based on year-end statutory rates, adjusted for tax basis and applicable tax credits. A discount factor of 10 percent was used to reflect the timing of future net cash flows. The standardized measure of discounted future net cash flows is not intended to represent the replacement cost or fair market value of the Company's natural gas and oil properties. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs, and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

  December 31, 1997, 1998 and 1999 and September 30, 1999 and 2000 (unaudited)


 Changes in Standardized Measure

   Changes in standardized measure of future net cash flows relating to proved natural gas and oil reserves are summarized below (in thousands):

                                                  Years ended  December 31,
                                                  ----------------------------
                                                    1997      1998      1999
                                                  --------  --------  --------
Beginning of year................................ $ 36,460  $ 64,698  $ 61,308
Sales of oil and gas, net of production costs....   (5,846)  (17,217)  (29,394)
Net changes in income taxes......................  (13,708)   13,708   (27,611)
Net changes in price and production costs........    7,374   (20,272)    9,931
Revisions of quantity estimates..................  (15,505)  (12,318)    4,176
Accretion of discount............................    3,646     7,841     6,131
Development costs incurred.......................   27,424    19,780    15,550
Changes in estimated future development..........   (7,154)  (13,129)  (15,664)
Purchases of minerals-in-place...................   40,604    25,136   105,514
Sales of minerals-in-place.......................   (7,280)   (4,886)      --
Extensions and discoveries.......................      348       --        218
Changes in production rates, timing and other....   (1,665)   (2,033)   (1,453)
                                                  --------  --------  --------
                                                    28,238    (3,390)   67,398
                                                  --------  --------  --------
  End of year.................................... $ 64,698  $ 61,308  $128,706
                                                  ========  ========  ========

   Sales of natural gas and oil, net of natural gas and oil operating expenses, are based on historical pre-tax results. Sales of natural gas and oil properties, extensions and discoveries, purchases of minerals-in-place and the changes due to revisions in standardized variables are reported on a pre-tax discounted basis, while the accretion of discount is presented on an after-tax basis.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors:
ATP Oil & Gas Corporation:

   We have audited the accompanying statement of revenues and direct operating expenses for the nine months ended September 30, 1999 for the Eugene Island 30 Property (as described in note 1). This statement is the responsibility of ATP Oil & Gas Corporation's management. Our responsibility is to express an opinion on this statement based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   The accompanying statement was prepared as described in note 2 for the purpose of complying with certain rules and regulations of the Securities and Exchange Commission (SEC) for inclusion in certain SEC regulatory reports and filings and is not intended to be a complete financial presentation.

   In our opinion, the statement referred to above presents fairly, in all material respects, the revenues and direct operating expenses of the Eugene Island 30 property for the nine months ended September 30, 1999, in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

September 11, 2000
Houston, Texas

                                EUGENE ISLAND 30

              STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES

                  For the nine months ended September 30, 1999

                                 (In thousands)

Revenues:
  Oil revenues........................................................... $  493
  Gas revenues...........................................................  1,623
  Plant liquids revenues.................................................    155
                                                                          ------
                                                                           2,271
                                                                          ------
Direct operating expenses................................................    702
                                                                          ------
    Revenues in excess of direct operating expenses...................... $1,569
                                                                          ======




 See accompanying notes to statement of revenues and direct operating expenses.

                                EUGENE ISLAND 30

          NOTES TO STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES

                               September 30, 1999

(1) Basis of Presentation

   The accompanying financial statement presents the revenues and direct operating expenses of the Eugene Island 30 property (EI-30), an oil and gas property acquired by ATP Oil & Gas Corporation from Eugene Offshore Holdings LLC for $16.3 million. The acquisition, which closed on September 24, 1999, resulted in the Company receiving a 100% working interest and a 82% net revenue interest in EI-30. The EI-30 property is located in the offshore area of the Louisiana gulf coast.

   The accompanying financial statement was derived from the historical accounting records of Eugene Offshore Holdings LLC. Direct operating expenses include all costs associated with production, marketing and distribution, including selling and direct overhead other than costs of general corporate activities.

(2) Omitted Historical Financial Information

   Full historical financial statements, including, depletion, depreciation and amortization expense, general and administrative expense, income tax expense and interest expense have not been presented herein.

(3) Commitments and Contingencies

   Management is not aware of any legal, environmental or other commitments or contingencies that would have a material adverse impact on the operations of the property.

(4) Related Party Transactions

   Magellan Exploration LLC operated EI-30 in exchange for a management fee while Juniper Energy, LP, an affiliate of Eugene Offshore Holdings LLC, handled fund disbursements. Fees incurred related to these services totalling $103,065 are reflected in direct operating expenses.

(5) Capital Expenditures

   There were no capital expenditures related to EI-30 during the period.

(6) Supplemental Oil and Gas Reserve Information (Unaudited)

   Estimated total proved oil and gas reserves of EI-30 at September 30, 1999 are based on reserve estimates included in the Company's reserve report prepared by Ryder Scott Company, L.P. independent petroleum engineers as of December 31, 1999. No comparable estimates were available for prior periods. Therefore, reserves for September 30, 1999 have been calculated by adjusting December 31, 1999 amounts for the year's activities and, consequently, no revisions of previous estimates have been reflected. The future net cash flows from production of these proved reserve quantities were computed by applying September 30, 1999 prices of $24.04 per Bbl for oil and $2.89 per Mcf for gas to estimated future production of proved oil and gas reserves less the estimated future expenditures (based on current costs) as of September 30, 1999.

                                EUGENE ISLAND 30

                               September 30, 1999


                                                                   Nine months
                                                                      ended
                                                                  September 30,
                                                                      1999
                                                                  --------------
                                                                   Oil     Gas
                                                                  (Mbbl)  (MMcf)
                                                                  ------  ------
   Proved reserves(1):
     Beginning of year........................................... 1,134   14,629
     Production..................................................   (31)    (775)
                                                                  -----   ------
       End of period............................................. 1,103   13,854
   Proved developed reserves:
     Beginning of year...........................................   228    6,219
                                                                  -----   ------
     End of period...............................................   197    5,444
                                                                  =====   ======

--------
(1) As of November 30, 2000 proved reserves were 460 Mbbl and 8,808 MMcf. The decline is a result of production of 100 Mbbl and 1,687 MMcf, an assignment of an overriding royalty interest to certain key officers of 22 Mbbl and 277 MMcf, and a negative revision of approximately 521 Mbbl and 8,083 MMcf. This negative revision is primarily a result of a steeper decline curve on the wells than was originally expected.

   Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves as of September 30, 1999 (in thousands):

   Future cash inflows.......................................... $66,517
   Future production costs......................................  (9,030)
   Future development costs.....................................  (9,900)
                                                                 -------
     Future net inflows before income taxes.....................  47,587
   Future income taxes.......................................... (10,880)(/1/)
                                                                 -------
     Future net inflows after income taxes......................  36,707
   10% discount factor..........................................  (6,686)
                                                                 -------
     Standardized measure of discounted future net cash flows
      before income taxes....................................... $30,021
                                                                 =======

   Changes to Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves for the nine month period ended September 30, 1999 (in thousands):

   Standardized measure, beginning of year............................. $16,727
     Sales, net of production costs....................................  (1,569)
     Net changes in prices.............................................  21,214
     Increase in income taxes..........................................  (8,231)
     Accretion of discount.............................................   1,880
                                                                        -------
   Standardized measure, end of period................................. $30,021
                                                                        =======

--------
(1) Income taxes have been computed assuming estimated future net inflows before income taxes less tax basis equal to the purchase price of EI-30 and the statutory tax rate of 35%. This amount may not be indicative of actual historical or future income taxes.

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The unaudited pro forma financial information of the Company gives effect to the purchase of Eugene Island 30 (EI-30). In September 1999, the Company completed the acquisition of a 100% working interest and an 82% net revenue interest in the property for a purchase price of $16.3 million. The total purchase price was recorded to oil and gas properties and accounted for pursuant to the purchase method. Subsequent to the acquisition, the Company became the operator of the property. The acquisition was financed through the Company's credit facility. The above transaction is reflected in the statement of operations as if it occurred on January 1, 1999.

   The following unaudited pro forma financial information is provided for comparative purposes only and does not purport to be indicative of the results which would actually have been obtained had the acquisition been effected on the pro forma date, or of the results which may be obtained in the future. The unaudited pro forma financial information in our opinion reflects all adjustments necessary to present fairly the data for such period.

   The unaudited pro forma financial information should be read in conjunction with the historical financial statements appearing elsewhere in this prospectus.

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                          Year ended December 31, 1999
             (In thousands amounts except share and per share data)

                                                         Pro Forma
                                ATP Historical EI-30(A) adjustments   Pro Forma
                                -------------- -------- -----------   ----------
Revenues:
  Oil and gas production......    $   34,981    2,271         --          37,252
  Gas sold--marketing.........         7,703       --         --           7,703
  Gain on sale of oil and gas
   properties.................           287       --         --             287
                                  ----------    -----     ------      ----------
                                      42,971    2,271         --          45,242
                                  ----------    -----     ------      ----------
Costs and operating expenses
  Lease operating expenses....         5,587      702         --           6,289
  Gas purchased--marketing....         7,402       --         --           7,402
  General and administrative
   expenses...................         3,541       --         --           3,541
  Depreciation, depletion and
   amortization...............        22,521       --        732 (B)      23,253
  Impairment of oil and gas
   properties.................         7,509       --         --           7,509
                                  ----------    -----     ------      ----------
                                      46,560      702        732          47,994
                                  ----------    -----     ------      ----------
    Net income (loss) from
     operations...............        (3,589)   1,569       (732)         (2,752)
                                  ----------    -----     ------      ----------
Other income (expense):
  Interest income.............           202       --         --             202
  Interest expense............        (9,399)      --     (1,222)(C)     (10,621)
                                  ----------    -----     ------      ----------
                                      (9,197)      --     (1,222)        (10,419)
                                  ----------    -----     ------      ----------
    Net income (loss) before
     extraordinary items......       (12,786)   1,569     (1,954)        (13,171)
Income tax benefit (expense)           1,829       --        135 (D)       1,964
                                  ----------    -----     ------      ----------
    Net income (loss) before
     extraordinary items......       (10,957)   1,569     (1,819)        (11,207)
                                  ==========    =====     ======      ==========
Basic loss per common share:
  Loss before extraordinary
   item.......................    $    (0.77)                              (0.78)
                                  ==========                          ==========
Diluted loss per common share:
  Loss before extraordinary
   item.......................    $    (0.77)                              (0.78)
                                  ==========                          ==========
Weighted average number of
 common shares:
  Basic.......................    14,285,714                          14,285,714
                                  ==========                          ==========
  Diluted.....................    14,285,714                          14,285,714
                                  ==========                          ==========

      See accompanying notes to unaudited pro forma consolidated financial statements.

                   ATP OIL & GAS CORPORATION AND SUBSIDIARIES

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENT


(A) To reflect the revenues and direct operating expenses related to the EI-30 property acquired on September 24, 1999.

(B) To adjust historical depreciation, depletion and amortization based on the unit of production method to amounts that would have been included in the financial statements effective January 1, 1999 had the acquisition of the EI-30 property been consummated on such date.

(C) To adjust historical interest expense at the Company's current interest rate of 10.0% based on a purchase price of $16.3 million to estimated amounts that would have been included in the financial statements effective January 1, 1999 had the acquisition of the EI-30 property been consummated on such date. If the interest rate would have fluctuated 1/8%, the interest would have increased/decreased by $15,281 for the year ended December 31, 1999.

(D) To reflect income tax expense related to the pro forma adjustments at the statutory rate of 35%.

                                7,500,000 Shares

                                   [ATP LOGO]

                           ATP OIL & GAS CORPORATION

                                  Common Stock

                                  -----------
                                   PROSPECTUS
                                        , 2001
                                  -----------

                                Lehman Brothers

                               CIBC World Markets

                             Dain Rauscher Wessels

                        Raymond James & Associates, Inc.

                            Fidelity Capital Markets

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The expenses of this offering, other than underwriting discount, are estimated to be as follows:

Securities and Exchange Commission registration fee................. $   45,540
NASD filing fee.....................................................     17,750
Nasdaq National Market listing fee..................................     95,000
Legal fees and expenses.............................................    300,000
Accounting fees and expenses........................................    300,000
Engineering fees and expenses.......................................    100,000
Printing expenses...................................................    100,000
Transfer agent fees.................................................     25,000
Miscellaneous.......................................................     16,710
                                                                     ----------
    TOTAL........................................................... $1,000,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

   Article 2.02.A.(16) and Article 2.02-1 of the Texas Business Corporation Act and Article IX of the Amended and Restated Bylaws of ATP Oil & Gas Corporation (the "Company") provide the Company with broad powers and authority to indemnify its directors and officers and to purchase and maintain insurance for such purposes. Pursuant to such statutory and Bylaw provisions, the Company has purchased insurance against certain costs of indemnification that may be incurred by it and by its officers and directors.

   Additionally, Article IX of the Company's Restated Articles of Incorporation provides that a director of the Company is not liable to the Company for monetary damages for any act or omission in the director's capacity as director, except that Article IX does not eliminate or limit the liability of a director for (i) breaches of such director's duty of loyalty to the Company and its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) transactions from which a director receives an improper benefit, irrespective of whether the benefit resulted from an action taken within the scope of the director's office, (iv) acts or omissions for which liability is specifically provided by statute and (v) acts relating to unlawful stock repurchases or payments of dividends.

   Article IX also provides that any subsequent amendments to Texas statutes that further limit the liability of directors will inure to the benefit of the directors, without any further action by shareholders. Any repeal or modification of Article IX shall not adversely affect any right of protection of a director of the Company existing at the time of the repeal or modification.

   The underwriting agreement to be entered into in connection with this offering will provide that the Underwriters shall indemnify the Company, its directors and certain officers of the Company against liabilities resulting from information furnished by or on behalf of the Underwriters specifically for use in the Registration Statement. See "Item 17. Undertakings" for a description of the Commission's position regarding such indemnification provisions.

Item 15. Recent Sales of Unregistered Securities

   The Company has sold and issued (without payment of any selling commission to any person) the following securities in the past three years giving effect to the reverse stock split of the Company's common stock. During the fiscal years ended December 31, 1997 and 1998 the Company issued 612,976 and 3,215,815 shares of common stock, respectively, upon the exercise of options held by its employees for an aggregate price of $2,000 in 1997 and $13,000 in 1998. During the fiscal years ended December 31, 1998 and 1999 and through July 31, 2000, the Company granted options to its employees to purchase at an exercise price of $1.40, 440,714 shares of common stock, 18,571 shares of common stock and 23,393 shares of common stock, respectively. During August and September 2000, we issued to our employees, options to purchase a total of 322,858 shares of common stock at an exercise price of $3.85.

   The sale of the above securities described in Item 15 were exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits:

       1.1  --Form of Underwriting Agreement
      +3.1  --Amended and Restated Articles of Incorporation
      +3.2  --Restated Bylaws
      +4.1  --Form of Common Stock Certificate
       5.1  --Opinion of Vinson & Elkins L.L.P.
     +10.1  --Amended and Restated Credit Agreement, dated as of September 21,
             1999, among ATP Oil & Gas Corporation, Chase Bank of Texas,
             National Association, as Agent, and the Lenders Signatory thereto
     +10.2  --First Amendment to Amended and Restated Credit Agreement, dated as of September 21, 1999, among ATP Oil & Gas Corporation, Chase
             Bank of Texas, National Association, as Agent, and the Lenders
             Signatory thereto, effective as of June 30, 2000
     +10.3  --Credit Agreement between ATP Oil & Gas Corporation and Aquila
             Energy Capital Corporation, dated April 9, 1999, effective as of
             March 31, 1999
     +10.4  --First Amendment to Credit Agreement, dated April 9, 1999, by and between ATP Oil & Gas Corporation and Aquila Energy Capital
             Corporation
     +10.5  --Second Amendment to Credit Agreement, dated April 9, 1999, by and between ATP Oil & Gas Corporation and Aquila Energy Capital
             Corporation
     +10.6  --Gas Service Agreement, dated December 31, 1998, between American
             Citigas Company and ATP Energy, Inc.
     +10.7  --Marketing & Natural Gas Purchase Agreement, dated December 1,
             1998, between ATP Energy, Inc. and El Paso Energy Marketing
             Company
     +10.8  --Purchase and Sale Agreement, effective as of May 1, 1999, between
             Eugene Offshore Holdings, LLC and ATP Oil & Gas Corporation
     +10.9  --ATP Oil & Gas Corporation 1998 Stock Option Plan
     +10.10 --First Amendment to the ATP Oil & Gas Corporation 1998 Stock
             Option Plan
     +21.1  --Subsidiaries of ATP Oil & Gas Corporation
      23.1  --Consent of KPMG LLP
     +23.2  --Consent of Ryder Scott Company, L.P.
     +23.3  --Consent of Schlumberger Holditch-Reservoir Technologies
             Consulting Services
     +23.4  --Consent of Scott Pickford Group Limited
      23.8  --Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1 hereto)
     +24.1  --Power of Attorney (included on the signature page to this
             Registration Statement)
      27    --Financial Data Schedule

--------

+  Previously filed.
(b) Consolidated Financial Statement Schedules:

   All schedules are omitted because the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes.

Item 17. Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

   (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names and required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 11th day of January, 2001.

                                          ATP OIL & GAS CORPORATION

                                          By: /s/ Albert L. Reese, Jr.
                                             ----------------------------------
                                             Albert L. Reese, Jr.
                                             Senior Vice President and Chief
                                              Financial Officer

                             POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints T. Paul Bulmahn and Albert L. Reese, Jr., and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, to all intents and purposes and as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitutes may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on the 11th day of January, 2001.

               Signature                                       Title
               ---------                                       -----

                   *                    Chairman, President and Director
 ______________________________________  (Principal Executive Officer)
            T. Paul Bulmahn

        /s/ Albert L. Reese, Jr.        Senior Vice President and Chief Financial Officer
 ______________________________________  (Principal Financial Officer)
          Albert L. Reese, Jr.

                   *                    Vice President and Controller
 ______________________________________  (Principal Accounting Officer)
            Keith R. Godwin

                   *                    Director
 ______________________________________
            Carol E. Overbey

                   *                    Director
 ______________________________________
             Gerard Swonke

          /s/ Arthur H. Dilly           Director
 ______________________________________
            Arthur H. Dilly

                                        Director
 ______________________________________
            Robert C. Thomas

          /s/ Walter Wendlandt          Director
 ______________________________________
            Walter Wendlandt

   /s/ Albert L. Reese, Jr.
*By: ____________________________
       Albert L. Reese, Jr.
         Attorney-in-Fact

                               INDEX TO EXHIBITS

       1.1  --Form of Underwriting Agreement
      +3.1  --Amended and Restated Articles of Incorporation
      +3.2  --Restated Bylaws
      +4.1  --Form of Common Stock Certificate
       5.1  --Opinion of Vinson & Elkins L.L.P.
     +10.1  --Amended and Restated Credit Agreement, dated as of September 21,
             1999, among ATP Oil & Gas Corporation, Chase Bank of Texas,
             National Association, as Agent, and the Lenders Signatory thereto
     +10.2  --First Amendment to Amended and Restated Credit Agreement, dated as of September 21, 1999, among ATP Oil & Gas Corporation, Chase
             Bank of Texas, National Association, as Agent, and the Lenders
             Signatory thereto, effective as of June 30, 2000
     +10.3  --Credit Agreement between ATP Oil & Gas Corporation and Aquila
             Energy Capital Corporation, dated April 9, 1999, effective as of
             March 31, 1999
     +10.4  --First Amendment to Credit Agreement, dated April 9, 1999, by and between ATP Oil & Gas Corporation and Aquila Energy Capital
             Corporation
     +10.5  --Second Amendment to Credit Agreement, dated April 9, 1999, by and between ATP Oil & Gas Corporation and Aquila Energy Capital
             Corporation
     +10.6  --Gas Service Agreement, dated December 31, 1998, between American
             Citigas Company and ATP Energy, Inc.
     +10.7  --Marketing & Natural Gas Purchase Agreement, dated December 1,
             1998, between ATP Energy, Inc. and El Paso Energy Marketing
             Company
     +10.8  --Purchase and Sale Agreement, effective as of May 1, 1999, between
             Eugene Offshore Holdings, LLC and ATP Oil & Gas Corporation
     +10.9  --ATP Oil & Gas Corporation 1998 Stock Option Plan
     +10.10 --First Amendment to the ATP Oil & Gas Corporation 1998 Stock
             Option Plan
     +21.1  --Subsidiaries of ATP Oil & Gas Corporation
      23.1  --Consent of KPMG LLP
     +23.2  --Consent of Ryder Scott Company, L.P.
     +23.3  --Consent of Schlumberger Holditch-Reservoir Technologies
             Consulting Services
     +23.4  --Consent of Scott Pickford Group Limited
      23.8  --Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1 hereto)
     +24.1  --Power of Attorney (included on the signature page to this
             Registration Statement)
      27    --Financial Data Schedule

--------

+  Previously filed.